UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English translated documents of POSCO’s Quarterly Report of the year 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: December 6, 2019	By	/s/ Lim, Seung-Kyu
(Signature)
Name : Lim, Seung-Kyu
Title : Executive Vice President

Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2019 to September 30, 2019)

THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2019 to September 30, 2019)

To:     Korean Financial Services Commission and Korea Exchange

/s/ Chang, In-Hwa
Chang, In-Hwa
President and Representative Director
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea

Telephone: +82-54-220-0114

/s/ Lim , Seung-Kyu
Lim, Seung Kyu
Executive Vice President
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea

Telephone: +82-2-3457-0114

2

Attachment:	Independent Auditors’ Review Report (Consolidated and Separate)

3

I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”, as of September, 2019)

As of September 2019, the Company’s business scope is as follows:

Business

(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;

(2) To engage in harbor loading and unloading, transportation and warehousing businesses;

(3) To engage in the management of professional athletic organizations;

(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;

(5) To engage in leasing of real estate and distribution businesses;

(6) To engage in the supply of district heating business;

(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;

(8) To engage in educational service and other services related to business;

(9) To engage in manufacture, process and sale of non-ferrous metal;

(10) To engage in technology license sales and engineering business; and

(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

B. POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO CHEMICAL CO., LTD, POSCO INTERNATIONAL Corporation, POSCO COATED & COLOR STEEL Co., Ltd., POSCO ICT, POSCO M-TECH, Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSCO O&M Co., Ltd., POSCO Humans, POSCO ENGINEERING & CONSTRUCTION., LTD., POSCO Research Institute, POSCO A&C, TANCHEON E&E, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., POSCO-Terminal Co., Ltd., POSCO ENERGY CO., LTD., PSC Energy Global Co., Ltd., Gale International Korea, LLC, POSCO Venture Capital Co., Ltd., Pohang Special Welding Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, POSPower Co., Ltd, Songdo Posco family Housing, POSCO Group University, POSCO PLANTEC Co., Ltd., POSCO e&c Songdo International Building, POSCO Research & Technology, Pohang Techno Valley PFV Corporation, Songdo Development PMC (Project Management Company) LLC.

4

(a)	Changes in Companies Belonging to the Business Group

•	Exclusion of the Business Group:

POSCO Processing&Service (February 25, 2019)

BLUE O&M Co., Ltd. (February 25, 2019)

MegaAsset Co., Ltd. (February 25, 2019)

POSCO ES MATERIALS (April 9, 2019)

HOTEL LAONZENA (September 26, 2019)

•	Name of the Business Group:

From POSMATE to POSCO O&M Co., Ltd. (February 1, 2019)

From POSCO Daewoo Corporation to POSCO INTERNATIONAL Corporation (March 18, 2019)

From POSCO CHEMTECH to POSCO CHEMICAL CO., LTD (March 18, 2019)

From Poscoene to TANCHEON E&E (March 29, 2019)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

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(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Geumho-dong), Gwangyang-si, Jeollanam-do, Korea

(c)	Seoul Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates six overseas offices as follows:

United Arab Emirates(Dubai), Iran(Teheran), Brazil(Rio de Janeiro), Argentina(Jujuy), European Union(Dusseldorf, Germany), and Australia(Perth).

(3)	Major Changes in the Board of Directors (as of March 15, 2019)

(a)	Inside Directors

•	New members : Jeong, Tak (Senior Executive Vice President) and Kim, Hag-Dong (Senior Executive Vice President)

(b)	Outside Directors

•	New member : Pahk, Heui-Jae

(c)	Representative Directors

•	Choi, Jeong-Woo (CEO) and Chang, In-Hwa (President)

(4)	Changes of the Major Shareholders of POSCO

(a)	National Pension Service holds the largest number of shares of POSCO.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014, January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, April 10, 2017, July 12, 2017, October 13, 2017, January 10, 2018, April 11, 2018, July 9, 2018, October 10, 2018, January 8, 2019, April 8, 2019, July 8, 2019, October 8, 2019)

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B. Merger, Acquisition and Handover of Businesses

(1)	Small scale merger of POSHIMETAL Co., Ltd into POSCO was completed on March 15, 2016

•	Date of merger : March 1, 2016

(2)	Small scale merger of POSCO Green Gas Technology into POSCO was completed on May 16, 2016

•	Date of merger : May 1, 2016

(3)	Small scale merger of POSCO Processing&Service into POSCO was completed on Februrary 1, 2019

•	Date of merger : January 1, 2019

(4)	Small scale merger of By-Product Hydrogen Generation Business from POSCO ENERGY into POSCO after spin-off was completed on September 9, 2019

The purpose of mergers above is to enhance the shareholders’ value by increasing operational efficiency and creating synergies between businesses.

POSCO holds a 100% stake in POSHIMETAL Co., Ltd. and a 100% stake in POSCO Green Gas Technology. For the first two small scale mergers, the merger ratio is 1:0 and POSCO did not issue new shares. On the completion of mergers, POSCO remains as a surviving company.

For the POSCO P&S merger, the merger ratio is 1:0.1456475 and POSCO did not issue new shares. On the completion of mergers, POSCO remains as a surviving company.

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of September 30, 2019)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

					(As of September 30, 2019)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered	7,185,703	—	114,509	—	7,071,194
Special Money Trust	Common	—	—	—	—	—

Total		7,185,703	—	114,509	—	7,071,194

*	Beginning Balance: as of December 31, 2018

•	On November 11, 2018, the Executive Management Committee resolved its plan to distribute the treasury stocks and the actual disposal of 114,509 treasury stocks was completed on January 7, 2019.

5. Voting Rights

		(As of September 30, 2019)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,071,194	*Treasury Stock 7,071,194 shares
(3) Shares with Voting Rights	80,115,641	—

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6. Earnings and Dividend

			(In millions of KRW)
	2019.3Q	2018	2017
(Consolidated) Net Profit	1,784,414	1,690,612	2,790,106
(Separate) Net Profit	1,715,600	1,072,592	2,545,685
Earnings per Share (Consolidated, KRW)	22,211	20,911	34,464
Cash Dividend Paid	480,694	800,009	639,991
Pay-out Ratio (Consolidated, %)	26.9	47.3	22.9
Dividend per Share (KRW)	6,000	10,000	8,000
Dividend Yield (%)	2.6	4.1	2.4

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II. BUSINESS

1. Overview

1) Classification of Business

We classify our business into four segments:

Steel, Trading, Engineering & Construction, and Others.

2) Segment Results

					(In millions of KRW)
Category	2019.3Q		2018		2017
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	24,477,636	2,488,739	32,358,009	4,536,318	30,230,368	3,628,314
Trading	16,516,474	447,282	22,407,717	383,934	20,802,207	315,201
Engineering & Construction	4,901,465	220,079	6,769,410	411,489	6,886,606	414,988
Others	2,428,224	155,136	3,442,641	210,859	2,735,919	263,331
Total	48,323,799	3,311,236	64,977,777	5,542,600	60,655,100	4,621,834

2. Current Situation

1) Steel : Domestic Market Share

					(Millions of Tons, %)
Category	2019.3Q		2018		2017
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	54.9	100	72.5	100	71.1	100
POSCO	28.4	51.7	37.7	52.0	37.2	52.3
Others	26.5	48.3	34.8	48.0	33.9	47.7

Source: world steel association (www.worldsteel.org)

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2) Trading

A. Market Share

			(Millions of US Dollars)
Category	2019.3Q	2018.3Q	Growth rate
All Trading Companies in Korea	406,104	450,313	-9.8%
POSCO International Corp.	4,899	5,805	-15.6

Source: Korea International Trade Association

B. Summary of Businesses

POSCO International and its subsidiaries engage in three major business segments; trading, overseas infra-project implementation and resource development. First, it engages in the trading of a wide range of products from steel, automotive and components, machinery and industrial electronics to non-ferrous metal, food resources, chemicals, commodities and textiles, with both local and international customers. Second, it also actively leads the implementation of overseas projects such as the EPC project and the independent power project (IPP) as a project organizer. Third, it has engaged in overseas resource development projects in oil, gas, mineral and food resources, Furthermore, POSCO International is actively expanding its business spectrum into manufacturing, logistics and real estates development for further growth.

3) Engineering & Construction

POSCO E&C is one of the leading engineering and construction companies in Korea, primarily engaged in the planning, design and construction of industrial plants and architectural works and civil engineering projects. In particular, POSCO E&C has established itself as one of the premier engineering and construction companies in Korea through its strong and stable customer base and its cutting-edge technological expertise obtained from construction of advanced integrated steel plants, as well as participation in numerous modernization and rationalization projects at our Pohang Works and Gwangyang Works.

4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea. POSCO ENERGY started its fuel cell business in 2007 and continuously develops, manufactures and provides the operation and management services for fuel cell plants.

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B. POSCO ICT

POSCO ICT is established for the purpose of providing services in software development, data processing, and info-communications business. It has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. POSCO ICT has provided total solution to overseas existing steel mills and other solution systems through application of optimal information technology. Currently, POSCO ICT applies its developed ICT technology at Smart Factory by applying the industrial IoT and big data at industrial sites. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries, in areas such as smart factory, smart IT, energy, SOC (railroad/transportation), and environment. POSCO ICT will continue to support to strengthen the core business of POSCO Group and enhance its business competency globally.

C. POSCO CHEMICAL

POSCO CHEMICAL, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMICAL provides refractories to a wide range of industries including steel, cement, and glass companies. POSCO CHEMICAL is currently expanding its comprehensive chemical and carbon material business in the secondary cell, anode materials and needle coke graphites.

D. POSCO M-TECH

POSCO M-TECH is a specialized supplier of steel supplementary materials, including aluminum deoxidizers and steel products packaging. POSCO M-TECH makes its utmost efforts to stronghold its ground as a steel packaging and up-stream material-specialized company.

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3. Key Products

A. Sales of Key Products

			(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	63,647	16.84
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	12,314	32.90
	Stainless Steel Products	Western tableware, etc.	75,910	20.09
	Others	Plates, Wire rods, etc.	114,033	30.17
	Gross Sum		377,904	100.00
	Deduction of Internal Trade		(133,128)

	Sub Total		244,776

Trading	Steel, Metal		223,608	78.75
	Chemical, Strategic Item, Energy		16,347	5.76
	Others		43,974	15.49
	Gross Sum		283,929	100.00
	Deduction of Internal Trade		(118,764)

	Sub Total		165,165

Engineering & Construction	Domestic Construction	Architecture	32,935	61.01
		Plant	6,465	11.98
		Civil Engineering	4,264	7.90
		Others	—	0.00
	Overseas Construction		4.668	8.65
	Owned Construction		3,943	7.30
	Others		1,707	3.16
	Gross Sum		53,982	100.00
	Deduction of Internal Trade		(4,967)

	Sub Total		49,015

Others	Electricity Sales, etc.		44,323
	Deduction of Internal Trade		(20,041)

	Sub Total		24,282

Total Sum			483,238

13

B. Price Movement Trend of Key Products

			(In thousands of KRW/Tons, KRW/kWh)
Business Area	Products	2019.3Q	2018	2017
Steel	Hot-rolled Product (HR)	708	707	641
	Cold-rolled Product (CR)	804	807	791
Others	Electric Power	97	100	93
	Lime	109	108	106

Figures for the Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring the price fluctuation trend.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: Unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2)	Factors of Price Changes

From 2016 to 2018, the price of the steel products has continuously increased due to changes in supply and demand of steel market and the reflection of increased raw material price into the cost. The price of steel products in 2019 has been similar level of last year due to continuous slowdown in demand for steel products.

[Others]

(1)	Criteria for Calculation

(a)	Electric Power = Price of electric power / Total amount of generated power

(b)	Lime: Average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	93,317 (44.4%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	54,107 (25.8%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	41,262 (19.7%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
		Others	Other Sub-materials	21,200 (10.1%)	—

Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,577 (16.9%)
		Steel Reinforcement	Strengthening Concrete	1,492 (16.0%)
		Cable	Electricity Transfer	157 (1.7%)
		Steel Pile	Foundation of Structure	117 (1.2%)
		Others	Construction of Pipe and Structure etc.	5,999 (64.2%)

Others	Raw Materials	LNG	Material for Power Generation	8,519 (43.8%)
		Limestone	Production of Lime	755 (3.9%)
		Others	Engineering business etc.	10,186 (52.3%)

15

B. Price Movement Trend of Major Raw Materials

			(In thousands of KRW)
Business Area	Category	2019.3Q	2018	2017
Steel	Iron Ore(per ton)	102	76	81
	Coal(per ton)	221	228	246
	Scrap Iron(per ton)	359	395	344
	Nickel(per ton)	15,554	15,074	11,763
Engineering & Construction	Ready-mixed Concrete (per m3)	63	63	61
	Steel Pile (per m)	136	146	50
	Steel Reinforcement (per kg)	1.0	1.0	1.0
	Cable (per m)	1.0	1.0	1.0
Others	LNG (per ton)	688	768	661
	Lime (per ton)	20	19	19

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[Steel]

Price Movement Trend of Major Raw Materials

(1) Iron Ore

										(In US Dollars/ Tons)
	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	’16.4Q
Trend of International Benchmark Price (Free On Board, “FOB”)	92	94	77	64	57	58	68	57	64	57	79	65

(2) Coal

										(In US Dollars/ Tons)
	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q
Trend of International Benchmark Price (FOB)	161	203	206	221	188	190	229	204	189	191	285	200

(3) Scrap Iron

										(In US Dollars/ Tons)
	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q
Trend of Purchase Price (Cost and Freight, “CFR”)	290	312	325	343	350	364	379	344	322	268	284	253

(4) Nickel

	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q
Trend of London Metal Exchange ( “LME”) Cash Price	USD 7.05 /lb USD 15,540/ton	USD 5.56 /lb USD 12,258/ton	USD 5.61 /lb USD 12,369/ton	USD 5.22 /lb USD 11,516/ton	USD 6.02 /lb USD 13,266/ton	USD 6.56 /lb USD 14,467/ton	USD 6.02 /lb USD 13,276/ton	USD 5.25/lb USD 11,584/ton	USD 4.78/lb USD 10,528/ton	USD 4.18/lb USD 9,225/ton	USD 4.66/lb USD 10,271/ton	USD 4.90/lb USD 10,810/ton

LME : London Metal Exchange

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[Engineering and Construction]

(1) Criteria for Calculation

Products	Criteria for Calculation

Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPIRAL, 609.6, 12T, STP275, KS F 4602

Steel Reinforcement	High Tensile Deformed Bar SD400 D10mm

Cable	TFR-CV, 0.6/1KV, 2.5SQ, 2core

[Others]

(1)	Criteria for Calculation

(a)	LNG: Purchase price from Korea Gas Corporation

(b)	Lime: Purchase price of lime and transportation fees

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5. Production and Facilities

A. Production Capacity

[Steel]

			(Thousands of Tons)
Business Area	Products	2019.3Q	2018	2017
Steel	Crude Steel	35,569	47,590	47,590

[Others]

	(Electric Power-MW per year, Lime-Thousands of Tons per year)
Business Area	Products		2019.3Q	2018	2017
		Incheon	3,412	3,412	3,412
Power Generation	Electric Power	Gwangyang	284	284	284
		Pohang	290	290	290
Lime	Lime		2,190	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

			(Thousands of Tons)
Products		2019.3Q	2018	2017
Crude Steel		32,188	42,867	42,193
Products	Hot-Rolled Steel	6,589	8,716	8,372
	Plate	5,344	7,432	6,512
	Wire Rod	2,113	2,867	2,830
	Pickled-Oiled Steel	2,264	2,946	3,005
	Cold-Rolled Products	5,591	8,551	7,563
	Coated Steel	4,888	7,163	6,249
	Electrical Steel	630	1,078	1,028
	Stainless Steel	2,894	3,978	3,863
	Others	4,349	5,903	6,359
	Total	34,662	48,634	45,781

The amount of products is the aggregate amount of POSCO’s production and production of POSCO subsidiaries, which may include interested parties’ transactions.

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(2) Capacity Utilization Rate

				(Thousands of Tons, %)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	31,705	28,406	89.6%
	Zhangjiagang Pohang Stainless Steel Co., Ltd	825	861	104.4%
	PT.KRAKATAU POSCO	2,213	2,246	101.5%
	POSCO SS-VINA Co., Ltd.	825	674	81.7%

	Total	35,569	32,188	90.5%

Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

			(Gwh, Thousands of Tons)
Business Area	Products	2019. 3Q	2018	2017
Power Generation	Electric Power	12,386	15,297	13,774
Lime	Lime	1,900	2,511	2,406

(2) Capacity Utilization Rate

			(Electric Power-hr, Lime-Thousands of Tons)
Business Area	Products		2019. 3Q Capacity	2019. 3Q Production	Utilization Rate
Power Generation	Electric Power	Incheon	6,552	3,822	58%
		Gwangyang	5,832	5,317	91%
		Pohang	5,832	5,096	87%
Lime	Lime		1,638	1,900	116%

C. Production Facilities

[Land]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,936,973	39,745	(38,293)	—	1,938,425
Trade	170,115	1,769	(321)	—	171,563
Engineering & Construction	25,463	13,831	(13,747)	—	25,547
Others	415,451	29,111	(17,763)	—	426,799

20

[Buildings]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,474,584	454,521	(244,560)	(233,998)	3,450,547
Trade	430,863	3,164	46,691	(9,296)	471,422
Engineering & Construction	79,363	21,849	(20,151)	(1,850)	79,211
Others	417,642	202,598	(277,851)	(12,083)	330,306

[Structures]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,637,523	(272,942)	148,080	(167,341)	2,345,320
Trade	22,036	(2,207)	2,744	—	22,573
Engineering & Construction	14,708	(31,395)	30,448	—	13,761
Others	243,657	572,058	(350,813)	(12,354)	452,548

[Machinery and Equipments]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	15,916,598	3,323,822	(1,850,645)	(1,724,904)	15,664,871
Trade	386,081	(60,182)	45,631	—	371,530
Engineering & Construction	7,139	(29,249)	28,635	—	6,525
Others	2,208,311	837,071	(1,446,382)	(102,186)	1,496,814

[Vehicles]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	19,958	20,161	(12,929)	(8,627)	18,563
Trade	5,677	(1,767)	2,891	(567)	6,234
Engineering & Construction	1,158	2,376	(2,184)	(631)	719
Others	4,548	5,188	(3,496)	(1,386)	4,854

21

[Tools and Fixtures]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	47,852	121,060	(222,415)	99,486	45,983
Trade	10,677	51,228	(25,327)	(3,934)	32,644
Engineering & Construction	617	12,155	(12,194)	—	578
Others	7,018	89,393	26,310	(116,450)	6,271

[Equipment]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	66,924	8,456	8,546	(19,160)	64,766
Trade	30,238	19,949	(11,796)	(7,013)	31,378
Engineering & Construction	3,304	5,841	(4,747)	(1,050)	3,348
Others	35,821	(125,719)	130,084	—	40,186

[Financial Lease Assets]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	91,928	(165,450)	627,248	(109,547)	444,179
Trade	548	76,863	(6,457)	35	70,989
Engineering & Construction	2,957	166,749	55,178	(1)	224,883
Others	42,131	(15,523)	23,375	—	49,983

[Biological Assets]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—	—	—	—	—
Trade	80,771	63,487	(20,231)	(4,192)	119,835
Engineering & Construction	—	—	—	—	—
Others	—	—	—	—	—

22

[Assets under Construction]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	943,260	1,583,128	(1,116,496)	(10,150)	1,399,742
Trade	118,315	72,502	(71,363)	—	119,454
Engineering & Construction	25,943	2,666	(1,102)	—	27,507
Others	92,121	447,403	(184,583)	—	354,941

23

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	June, 2011 ~December, 2021	P) Establishment of by-product gas Power Plant G) Expansion of high strength steel facilities	6,272	1,277	4,995
		August, 2016 ~ December, 2021	G) The renovation of #3 furnace P) Establishment of NOx removal equipment for sintering factories	23,065	7,501	15,565
POSCO-CSPC	Establishment	January, 2015 ~December, 2019	Establishment of a 2,500 tonnage press machine	119	101	18

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

[Trade]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
PT. BIO INTI AGRINDO	Establishment	December, 2014 ~December, 2022	CPO MILL	595	338	257

The investments over KRW 10 billion are listed on the table while equity investments are not reflected thereon.

[Others]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO ICT	Expansion	January, 2019 ~ December, 2019	Expansion of smart management server for operation efficiency	315	86	229
		January, 2019 ~ December, 2019	Investment for new IT solutions development	152	94	58
POSCO CHEMICAL	Expansion	November, 2018 ~ November, 2019	Expansion of product lines #1~#8 for the 2nd factory of anode materials	1,598	1,140	458
		March, 2019 ~March, 2020	Expansion of product lines for cathode materials	2,250	591	1,659

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

24

(b) Future Investment Plans

			(In hundred millions of KRW)
Business	Company	Project	Investment effects	Planned Investments
				2019	2020	2021
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities, etc.	Maintenance of existing facilities, etc.	—	3,882	11,781
			Advancement of products	—	1,670	5,636
	POSCO SS VINA CO., LTD.	Expansion, Renovation and Replacement of Existing Facilities, etc.	Enhancing production efficiency, cost reduction, etc.	7	51	84
Trading	PT. BIO INTI AGRINDO	Expansion, Renovation and Replacement of Existing Facilities, etc.	Realization of profits by selling CPO	48	18	191
Others	POSCO CHEMICAL	Expansion of production facilities	Production increase of anode materials	458	—	—
			Production increase of cathode materials	934	725	—
	POSCO ICT	Expansion, Renovation and Replacement of Existing Facilities, etc.	AI, RPA, etc.	61	276	402
			Investment in POSCO IT Infra, etc.	320	267	284
			Improving of workplaces, etc.	60	64	78
			Smart Management solution, etc.	9	43	50
	POSCO O&M	Expansion, Renovation and Replacement of Existing Facilities, etc.	Renovation of Existing Facilities	65	96	107

The investments over KRW 10 billion are listed on the table

25

6. Product Sales

[Steel]				(In hundred millions of KRW)

Items		2019.3Q	2018	2017
Domestic	Hot-Rolled Products	34,041	48,879	42,950
	Cold-Rolled Products	30,165	39,901	38,298
	Stainless Steel	15,737	21,281	24,798
	Others	58,499	77,230	66,555
Export	Hot-Rolled Products	29,606	35,231	34,277
	Cold-Rolled Products	94,149	124,449	125,622
	Stainless Steel	60,173	79,931	74,880
	Others	55,533	77,311	68,734
Total	Gross Sum	377,904	504,212	476,114
	Internal Transaction	(133,128)	(180,632)	(173,810)

	Total	244,776	323,580	302,304

[Trading]				(In hundred millions of KRW)

Items		2019. 3Q	2018	2017
Domestic	Merchandise	19,817	33,706	24,210
	Product	3,791	4,702	4,079
	Others	877	1,483	1,421
Export	Merchandise	51,580	87,124	87,116
	Product	227	768	938
	Others	560	736	1,107
Trades among the 3 countries		207,076	254,670	229,911
Gross Sum		283,929	383,189	348,782
Internal Transaction		(118,764)	(159,112)	(140,760)

Total		165,165	224,077	208,022

26

[Engineering & Construction]			(In hundred millions of KRW)

Items		2019. 3Q	2018	2017
Domestic	Building	32,935	37,363	32,375
	Plant	6,465	10,238	6,874
	Civil Engineering	4,264	5,129	6,418
	Others	—	337	—
Overseas		4,668	9,471	15,056
Own Construction		3,943	7,568	7,654
Other Subsidiary company sales		1,707	3,101	4,478
Gross Sum		53,982	73,207	72,855
Internal Transaction		(4,967)	(5,513)	(3,989)

Total		49,015	67,694	68,866

[Others]			(In hundred millions of KRW)

Items		2019. 3Q	2018	2017
Electric Power Sales		24,282	34,426	27,359

7. Derivatives

We purchased forward exchange contracts to hedge the exchange rate risk for foreign currency loans.

As of September 30, 2019, we assessed the fair value of our forward exchange contracts to be USD 0.7 billion (expiring October, 2020), USD 0.55 billion (expiring April, 2021), and a currency swap contract to be USD 0.5 billion (expiring July, 2023) and USD 0.5 billion (expiring July, 2024). We recognized KRW 123,624 million of gain on valuations of forward exchange contracts. Also, we recognized KRW 70,125 million of gain on valuation, and KRW 805 million of gain on transaction of a currency swap contract.

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Small scale merger with POSHIMETAL Co., Ltd.	December, 2015

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds 100% a stake in POSHIMETAL Co., Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: December 23, 2015

4) Date of merger: March 1, 2016

5) Registration of merger: March 15, 2016

27

	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February, 2016

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: February 26, 2016

4) Date of merger: May 1, 2016

5) Registration of merger: May 16, 2016

	JV Agreement for construction of steel mills for cold rolled steel products and plated steel products	April, 2016

1) Purpose: Expansion of sales of automotive steel in Southwest province of China

2) Information: POSCO signed JV contracts with Chongqing Iron and Steel by holding 10% stake in Chongqing CISL High Strength Cold Rolling Steel Co.Ltd, and 51% stake in Chongqing POSCO CISL Automotive Steel Co., Ltd

3) Execution of JV Agreements: April 6, 2016

4) Termination JV Agreements: September, 2017

5) Liquidation of Steel mills set off: November 13, 2017

6) Completion of liquidation: June 28, 2018

	Small scale merger of POSCO Processing& Service	August, 2018

1) Purpose: To increase operational efficiency

2) Information: POSCO Processing&Service(POSCO P&S) is merged into POSCO

•  The merger ratio is 1 : 0.1456475 (POSCO : POSCO P&S)

•  POSCO will distribute its treasury shares to the shareholders of POSCO P&S, and new shares will not be issued.

3) Conclusion of a contract: August 23, 2018

4) Date of merger: January 1, 2019

5) Registration of merger: February 2, 2019

	Small scale merger with By-product Hydrogen Generation Business after spin-off from POSCO ENERGY	April, 2019

1) Purpose: To increase operational efficiency

2) Information: By-product Hydrogen Generation Business of POSCO ENERGY will be merged into POSCO

•  The merger ratio is 1 : 0.1145836 (POSCO : POSCO ENERGY)

3) Conclusion of a contract: April 16, 2019

4) Date of merger: September 1, 2019

5) Registration of merger: September 9, 2019

	LNG Terminal Business Transfer Agreement	April, 2019

1) Business transferee: POSCO ENERGY

2) Conclusion of a contract: April 16, 2019

3) Date of transfer: September 1, 2019

4) Transfer amount : KRW 608,019 million

5) Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to POSCO ENERGY

POSCO International Corporation	Investment on the 2nd stage development of A-1 / A-3 block in Myanmar gas field	June, 2018

1) Investment amount: KRW 511,709,005,500 (USD 473,235,000)

2) Development period: August 1, 2017 ~ December 31, 2022

3) Gas production schedule: By additionally developing Shwe gasfield and newly developing Shwe Phyu gasfield, production will start in 2021 from Shwe and 2022 from Shwe Phyu

4) Other Information

•  Location: North-west offshore, Myanmar

•  This investment is the 2nd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level by completing more drilling and adding more production wells to current Shwe platform.

•  In July 2018, facility design and construction began, and production is scheduled to start in 2021 in Shwe and in 2022 in She Phyu. But the development period includes the duration of feasibility test and basic design from August 2017 to May 2018.

•  POSCO International Corporation : 51.0%

•  ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•  MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•  GAIL (India) Limited : 8.5%

•  KOGAS(Korea Gas Corporation): 8.5%

•  Investment size of USD 473,235 thousand, applying the exchange rate of 1USD=1,081.30 KRW, was disclosed on the date of the BOD resolution (May 31, 2018).

•  Detailed information and future timeline on this resource development investment is subject to change.

Disclosure date : May 31, 2018 (Decision on natural resources investment)

28

	Small scale merger with Steel segment after spinoff from POSCO Processing & Service	November, 2016

1) Purpose: Expanding the company’s capabilities in steel trading business and enhancing global competitiveness of the company’s steel business

2) Information: POSCO International merges with the steel segment and others of POSCO P&S at the merger ratio of 1: 0.4387662, after the spin off from POSCO P&S

3) Conclusion of a contract: November 4, 2016

4) Date of merger: March 1, 2017

5) Registration of merger: March 2, 2017

	Split-off of Domestic steel processing businesses	October, 2019

1) Purpose : To specialize in steel processing business by splitting-off business division

2) Method : Split-off

3) Resolution date of Board of Directors : October 25, 2019

4) Shareholders’ meeting for approval : March 16, 2020

5) Date of Split-off : March 31, 2020

6) Registration date of Split-off : April 3, 2020

POSCO ENGINEERING & CONSTRUCTION	Small scale merger with POSCO ENGINEERING CO., LTD.	November, 2016

1) Purpose: Achieving sustainable profit and growth by enhancing competitiveness

2) Information: POSCO E&C merges with POSCO Engineering at the merger ratio of 1:0, and POSCO E&C will not be issuing new shares

3) Conclusion of a contract: November 23, 2016

4) Date of merger: February 1, 2017

5) Registration of merger: February 14, 2017

POSCO O&M	Small scale merger with Blue O&M and MegaAsset	February, 2019

1) Purpose: Enhancing foundation of growth by improving management efficiency and creating synergies among businesses

2) Information: POSCO O&M merges with Blue O&M and MegaAsset

3) Date of merger: February 1, 2019

4) Registration of merger: February 11, 2019

POSCO ENERGY	Contract of Shares Transfer	July, 2018

1) Contract Parties: Nonghyup Bank (The third agent of KIAMCO PowerEnergy Private Special Assets Investment Trust), Doosan Heavy Industries & Construction, POSCO E&C, Industrial Bank of Korea (The first agent of Multi Asset POSPower Samcheok coal-fired private investment trust)

2) Signed Date: July, August, 2018

3) Contract Amount : KRW 343,706 million

4) Information: Contract of shares transfer for disposal of 68.5% (July) and 2.5% (August) POSPower shares

	Spin-off By-product Hydrogen Generation Business for merger into POSCO	April, 2019

1) Contract counterpart: POSCO

2) Conclusion of a contract: April 16, 2019

3) Date of merger: September 1, 2019

4) Merger payment : KRW 1,163,692 million (No issuance of new shares from POSCO)

5) Information : POSCO merges with Hydrogen Generation Business of POSCO ENERGY at the merger ratio of 1:0.1145836

	LNG Terminal Business Transfer Agreement	April, 2019

1) Business transferor: POSCO

2) Conclusion of a contract: April 16, 2019

3) Date of transfer: September 1, 2019

4) Transfer amount : KRW 608,019 million

5) Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to POSCO ENERGY

29

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company	Organization
Steel	POSCO	Technology Strategy Office
Technical Research Laboratories
Steel Product Research Lab
Process and Engineering Research Lab
Automotive Steel Research Lab
Steel Solution Research Lab
	POSCO COATED & COLOR STEEL Co,. Ltd.	R&D Center
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	R&D Center
Trading	POSCO International Corporation	Molding R&D Center
Stainless Quality Technology Group
Engineering & Construction	POSCO Engineering & Construction,. LTD.	R&D Center
	POSCO A&C	Smart Construction R&D Center
Others	POSCO ENERGY Co,. LTD	Gas & Renewable Energy Business Development Office
	POSCO ICT	R&D Center
	POSCO CHEMICAL	R&D Center
Energy Material R&D Center
	POSCO M-TECH	R&D Center
	POSCO NIPPON STEEL RHF JOINT VENTURE.CO., Ltd.	Quality Innovation Department

B. R&D Expenses in 2019.3Q (In millions of KRW)

Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	60,120	1,736	3,330	19,307	84,492
Manufacturing Cost	273,560	169	434	1,422	275,585
R&D Cost (Intangible Assets)	18,150	—	1	2,946	21,097
Total*	351,830	1,905	3,765	23,675	381,174
Government Subsidy	—	—	365	607	971
R&D/Sales Ratio	1.44%	0.01%	0.08%	1.04%	0.79%

*	This total expenses include government subsidy amount

30

III. Financial Statements

1. Consolidated Financial Statements

A. Summary of Fiscal Years of 2017, 2018 and 2019.3Q

			(In millions of KRW)
Account	2019.3Q (2019.1.1~2019.9.30)	2018	2017
[Total current assets]	34,710,064	33,651,002	31,127,418
Cash and cash equivalents	2,831,727	2,643,865	2,612,530
Other receivables, net	1,646,995	1,385,629	1,636,006
Other short-term financial assets	7,912,020	8,081,096	7,045,880
Trade accounts and notes receivable, net	9,714,312	9,282,609	8,950,548
Inventories	11,770,207	11,499,928	9,950,955
Other current assets	834,803	757,875	931,499
[Total non-current assets]	44,909,024	44,597,263	47,897,541
Other receivables, net	1,117,102	863,240	879,176
Other long-term financial assets	1,686,348	1,647,898	1,911,684
Investments in associates and joint ventures	3,879,811	3,650,003	3,557,932
Property, plant and equipment, net	30,334,798	30,018,273	31,883,535
Intangible assets, net	5,020,900	5,170,825	5,952,269
Other non-current assets	2,870,065	3,247,024	3,712,945
Total assets	79,619,088	78,248,265	79,024,959
[Total current liabilities]	16,761,966	18,937,985	18,946,016
[Total non-current liabilities]	14,728,939	12,550,729	12,614,935
Total liabilities	31,490,905	31,488,714	31,560,951
[Equity attributable to owners of the controlling company]	44,756,355	43,371,260	43,732,877
Share capital	482,403	482,403	482,403

31

Capital surplus	1,371,230	1,410,551	1,412,565
Hybrid bonds	199,384	199,384	996,919
Retained earnings	45,280,981	44,216,018	43,056,600
Other equity attributable to owners of the controlling company	(2,577,644)	(2,937,096)	(2,215,610)
[Non-controlling Interests]	3,371,828	3,388,291	3,731,131
Total equity	48,128,183	46,759,551	47,464,008
Revenue	48,323,799	64,977,777	60,655,100
Operating profit	3,311,236	5,542,600	4,621,834
Profit	1,956,674	1,892,064	2,973,469
[Profit attributable to owners of the controlling company]	1,784,414	1,690,612	2,790,106
[Profit attributable to non-controlling interests]	172,260	201,452	183,363
Total comprehensive Income	2,292,527	1,463,535	2,412,311
[Total comprehensive income attributable to owners of the controlling company]	2,120,940	1,271,495	2,218,278
[Total comprehensive income attributable to non-controlling interests]	171,587	192,040	194,033
Earnings per share(KRW)	22,211	20,911	34,464
Number of Consolidated Companies	164	173	180

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

Refer to the attached Condensed Consolidated Financial Statements for the Condensed Consolidated Statements of Financial Position as of September 30, 2019, Condensed Consolidated Statements of Comprehensive Income (loss), Condensed Consolidated Statements of Changes in Equity, Condensed Consolidated Statements of Cash Flows for the nine-month period ended September 30, 2019, and Notes

32

2. Separate Financial Statements

A. Summary of Fiscal Years of 2017, 2018 and 2019.3Q

		(In millions of KRW)
Account	2019.3Q (2019.1.1~2019.9.30)	2018	2017
[Total current assets]	17,716,459	16,796,400	14,840,421
Cash and Cash equivalents	1,048,877	259,219	332,405
Trade accounts and notes receivable, net	4,045,596	3,968,372	3,867,714
Other receivables, net	432,994	206,432	210,230
Other short-term financial assets	6,801,473	7,025,143	5,824,087
Inventories	5,285,575	5,288,009	4,543,533
Other current assets	101,944	49,225	62,452
[Total non-current assets]	37,711,523	37,329,580	38,851,837
Other receivables, net	63,136	57,767	62,421
Other long-term financial assets	1,262,682	1,176,757	1,393,316
Investments in Subsidiaries, associates, and joint ventures	15,516,102	15,121,339	15,098,856
Property, plant and equipment, net	19,944,285	20,154,334	21,561,270
Intangible assets, net	679,708	645,222	528,074
Other non-current assets	245,610	174,161	207,900
Total assets	55,427,982	54,125,980	53,692,258
[Total current liabilities]	2,825,161	3,895,973	3,570,148
[Total non-current Liabilities]	6,266,838	4,957,905	4,180,655
Total liabilities	9,091,999	8,853,878	7,750,803
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,252,220	1,154,775	1,156,429
[Hybrid bonds]	199,384	199,384	996,919
[Retained earnings]	46,151,051	45,175,459	44,605,368

33

Account	2019.3Q (2019.1.1~2019.9.30)	2018	2017
[Other equity]	(1,749,075)	(1,739,919)	(1,299,664)
Total equity	46,335,983	45,272,102	45,941,455
Revenue	23,028,220	30,659,425	28,553,815
Operating profit	2,219,241	3,809,376	2,902,453
Profit	1,715,600	1,072,592	2,545,685
Earnings per share(KRW)	21,352	13,186	31,409

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

C. Separate Financial Statements

Refer to the attached Condensed Separate Financial Statements for the Condensed Separate Statements of Financial Position as of September 30, 2019, Condensed Separate Statements of Comprehensive Income (loss), Condensed Separate Statements of Changes in Equity, Condensed Separate Statements of Cash Flows for the nine-month period ended September 30, 2019, and Notes.

34

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1)	Board of Directors (as of November 14, 2019)

Our Board of Directors consists of five inside directors (i.e. Choi, Jeong-Woo; Chang, In-Hwa; Chon, Jung-Son; Kim, Hag-Dong; Jeong, Tak) and seven outside directors (i.e. Kim, Shin-Bae; Bahk, Byong-Won; Kim, Joo-Hyun; Chung, Moon-Ki; Chang, Seung-Wha; Kim, Sung-Jin; Pahk, Heui-Jae).

Our Board of Directors manages the following five sub-committees:

(a)	Director Candidate Recommendation and Management Committee

(b)	Evaluation and Compensation Committee

(c)	Finance and Related Party Transactions Committee

(d)	Audit Committee

(e)	Executive Management Committee

Composition of the Sub-Committees under the Board of Directors and their Functions(as of November 14, 2019)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation and Management Committee	3 Outside Directors; 1 Inside Director	Bahk, Byong-Won (Chairman) Kim, Joo-Hyun Pahk, Heui-Jae Chon, Jung-Son

•  Reviews the qualifications of potential candidates for Directors

•  Proposes nominees for the Outside Directors

•  Advances the nomination process for the CEO among the Inside Directors and the members of the special committees

•  Reviews operational matters of our board of directors

Evaluation and Compensation Committee	4 Outside Directors	Jang, Seung-Wha (Chairman) Kim, Shin-Bae Chung, Moon-Ki Kim, Sung-Jin	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors

Finance and Related Party Transactions Committee	3 Outside Directors; 1 Inside Director	Kim, Joo-Hyun (Chairman) Kim, Sung-Jin Pahk, Heui-Jae Chang, In-Hwa

•  Advances deliberation of new investments in other companies

•  Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

•  Reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act

Audit Committee	3 Outside Directors	Chung, Moon-Ki (Chairman) Bahk, Byong-Won Chang, Seung-Wha

•  Audits the accounting system and business operations

•  Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Executive Management Committee	5 Inside Directors	Choi, Jeong-Woo (Chairman) Chang, In-Hwa Chon, Jung-Son Kim, Hag-Dong Jeong, Tak

•  Oversees decisions with respect to our operational and management matters

•  Reviews management’s proposal for new strategic initiatives

•  Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•  Reviews and revises work and welfare policies

35

(2)	List of Outside Directors (As of November 14, 2019)

Name	Experience	Relation with Majority Shareholder	Remarks
Kim, Shin-Bae

•  Vice Chairman, SK Group (‘10.1~‘13.2)

•  President, Korea IoT (Internet of Things) Association (‘05.3~‘12.3)

•  President and CEO, SK Telecom (‘04.3~‘08.12)

•  M.B.A., Wharton School, University of Pennsylvania (‘85)

		None	Chairman of Board of Directors

Bahk, Byong-Won

•  Honorary Chairman of Korea Employers Federation (’18.3~Present)

•  Chairman of Korea Employers Federation (‘15.2 ~‘18.2)

•  Chairman of The Korea Federation of Banks (‘11.11~‘14.11)

•  Chairman & CEO Woori Financial Group (‘07.3~‘08.6)

•  MA in Economics, University of Washington (‘85)

None

Kim, Joo-Hyun

•  President & CEO, The financial news (‘17.4~Present)

•  President, Future Korea Institute, Kookmin University (‘16.5~‘17.3)

•  President & CEO, Hyundai Research Institute (‘04.1~‘14.4)

•  Ph.D. in Department of Finance, College of Business Arizona State University (‘89)

None

Chung, Moon-Ki

•  Professor in Accounting, Sungkyunkwan University (‘16~Present)

•  Partner and Chief Quality Officer, Samil PwC (‘81~‘12)

•  Committee Member, Accounting Review Committee of Financial Supervisory Service

•  Ph.D. in Accounting, Sungkyunkwan University

None

Chang, Seung-Wha

•  Dean of Seoul National University School of Law (’18.6~Present)

•  Professor of Law, Seoul National University (‘95~Present)

•  World Trade Organization(WTO) as the Appellate Body Member (‘12.5~‘16.9)

•  Member, International Chamber of Commerce(ICC) Court of Arbitration (‘00~‘13)

•  LL.M and Doctorate in International Trade Law from Harvard Law School (‘94)

None

Kim, Sung-Jin

•  Adjunct Professor at Department of Economics, Seoul National University (‘11~Present)

•  The Minister of Maritime Affairs and Fisheries (‘06~‘07)

•  Administrator of the Small and Medium Business Administration (‘04~‘06)

•  Ph.D. in Economics Kansas State University (‘91)

None

Pahk, Heui-Jae

•  Professor in Mechanical & Aerospace Engineering, Seoul National University (‘93.3~Present)

•  Chairman of the Board, Korea Youth Foundation (’16.5~Present)

•  Head of R&D Strategic Planning, Ministry of Trade, Industry and Energy (‘13.4~‘16.4)

•  SNU Precision CEO (‘98.2~‘16.12)

•  Ph.D in Mechanical Engineering, Seoul National University (‘90)

None

36

(3)	List of Key Activities of the Board of Directors (January 1, 2019 ~ November 14, 2019)

Session	Date	Agenda	Approval
2019-1	January 30

•  Deliberation Agenda

1. Approval of the financial statements for the 51st fiscal year and the convocation schedule for the 51st General Meeting of Shareholders

2. Announcement of closing POSCO P&S merge

3. Appointment of Legal Affairs Office head

4. Contribution of donation to Indonesia for the recovery of damage caused by Tsunami

•  Report Agenda

1. The management result for the fiscal year of 2018

2. Report on the operation of the internal accounting control system for the fiscal year of 2018

All 4 Cases Approved

2019-2	February 20	• Deliberation Agenda 1. Agenda for the 51st General Meeting of Shareholders 2. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)	All 2 Cases Approved

2019-3	March 15

•  Deliberation Agenda

1. Appointment of the Chairman of the Board of Directors

2. Appointment of the Special Committee Members

3. Designation of Representative Directors and presenting positions to Inside Directors

All 3 Cases Approved

2019-4	April 12

•  Deliberation Agenda

1. Business restructuring plan for LNG Terminal and By-product Hydrogen Generation
Business

2. Contribution of donation for the recovery of damage caused by forest fire in Gangwon Province.

All 2 Cases Approved

2019-5	May 10

•  Deliberation Agenda

1. Declaration of the first quarter dividend for the fiscal year of 2019

2. Plan for financing for the fiscal year of 2019

3. Increase of capital and extension of the payment guarantee period for Brazil CSP

4. FY2019 Transaction Plans with affiliates

•  Report Agenda

1. The business performance of the first quarter of 2019

2. The performance and assessment of Board of Directors for 2018

3. Standard for selecting domain and the possible list of domains for new business

4. Establishment of venture platform for exploring new business

5. The result of publicizing commemorative project and its future plan

All 4 Cases Approved

2019-6	June 14	1. Approval on spin-off and small scale merger of By-product Hydrogen Generation Business • Report Agenda 1. Charter of Corporate Citizenship	All 1 Case Approved

2019-7	July 29	1. Declaration of the second quarter dividend for the fiscal year of 2019 • Report Agenda	All 1 Case Approved

37

1. The progress on implementing resolutions made by the Board of Directors and its sub-committees for the fiscal year of 2019

2. The business performance of the first half and the outlook of the fiscal year of 2019

3. POSCO Group’s business in China

4. Changes in global trade circumstance

5. Employee safety report

2019-8	September 6

1. Notice of completion on split-off & merger of POSCO ENERGY by-product gas power plant

2. Contribution to POSCO Education Foundation

3. Financing plan in the 2nd half of 2019

•  Report Agenda

1. Trade conflict between South Korea and Japan

All 3 Cases Approved

2019-9	November 1

1. Declaration of the third quarter dividend for the fiscal year of 2019

2. Investment on venture funds for new businesses

3. Lease contract on lime sintering facilities

4. Improvement on payment type of long-term incentive policy

5. Revision to the operational regulations of the Board of Directors

•  Report Agenda

1. The progress on implementing resolution made by the Board of Directors and its sub-committees for the fiscal year of 2019

2. Business performance on 3rd quarter of 2019 and annual outlook

3. Improvement on business structure of POSCO SS VINA

All 5 Cases Approved

Major Activities of Outside Directors on the Board of Directors (January 1, 2019 ~ November 14, 2019)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2019-1	January 30	7 (7)	—
2019-2	February 20	7 (7)	—
2019-3	March 15	7 (7)	—
2019-4	April 12	7 (7)	—
2019-5	May 10	7 (7)	—
2019-6	June 14	7 (7)	—
2019-7	July 29	7 (7)	—
2019-8	September 6	7 (7)	—
2019-9	November 1	7 (7)	—

(4)	Composition of the Sub-committees and their Activities

•	Major Activities of Director Candidate Recommendation Committee (January 1, 2019~March 15, 2019)

Date	Agenda	Approval
February 13, February 20, 2019	• Deliberation Agenda
	1. Qualification Assessment and Recommendation of Outside Director Candidates	Approved
• Preliminary Review Agenda
	1. Qualification Assessment of Inside Director Candidates (Excluding the candidate for the CEO)	—

March 15, 2019	• Preliminary Review Agenda
	1. Appointment of the Sub-committee Members	—
2. Appointment of the Representative Director

38

•	Major Activities of Director Candidate Recommendation Committee (March 15, 2019~November 14, 2019)

Date	Agenda	Approval
October 31, 2019	• Preliminary Review Agenda	—
1. Revision to the operational regulations of the Board of Directors

•	Major Activities of Evaluation and Compensation Committee (January 1, 2019~March 14, 2019)

Date	Agenda	Approval
January 28, 2019	1. Evaluation of the business performance for the fiscal year of 2018	Approved

•	Major Activities of Evaluation and Compensation Committee (March 15, 2019~November 14, 2019)

Date	Agenda	Approval
November 1, 2019	1. Improvement on payment type of long-term incentive policy	Approved

•	Major Activities of Finance and Related Party Transaction Committee (January 1, 2018~March 14, 2019)

Date	Agenda	Approval
January 30, 2019	• Deliberation Agenda
1. Contribution to Labor Welfare Fund
	2. Appointment of Director for voluntary compliance of Fair Trade	Approved
• Report Agenda
1. Review of and plan for the operation of the Fair Trading Program

•	Major Activities of Finance and Related Party Transaction Committee(March 15, 2019~November 14, 2019)

Date	Agenda	Approval
April 12, 2019	• Preliminary Review Agenda	—
1. Restructuring of by-product gas power plant and LNG terminal business
May 8, 2019	• Preliminary Review Agenda
	1. Plan for financing in FY2019	—
• Deliberation Agenda
	1. Myanmar POSCO sales of stake	Approved
	2. Plan for Payment Guarantee to POSCO-Mexico	Approved
September 5, 2019	• Deliberation Agenda
	1. Donation to Korea Society	Approved
	2. Land contribution for Gwangyang city library and youth culture center	Approved
• Preliminary Review Agenda
	1. Contribution to POSCO Education Foundation	—
	2. Financing plan in the 2nd half of 2019	—
• Report Agenda
	1. Review of the 1st half of 2019 operation of the Fair Trading Program	—
October 31, 2019	• Preliminary Review Agenda
	1. Investment on venture funds for new businesses	—
	2. Lease contract on lime sintering facilities	—

39

•	Major Activities of Executive Management Committee (January 1, 2019 ~ March 14, 2019)

Date	Agenda	Approval
January 30	• Deliberation Agenda
	1. Sales of stake for Guangdong Shunde Pohang Steel Co., Ltd.	Approved
February 19	• Deliberation Agenda
	1, Rationalization of Gwangyang # 1 power plant	Approved
	2. Improvement on Gwangyang Works’s working environment	Approved
	3. Disposal of #1 Finex’s melting furnace and induction furnace assets	Hold*

* Decided to hold the agenda about #1 finex to amend partially and will submit to the committee again

•	Major Activities of Executive Management Committee (March 15, 2019 ~ November 14, 2019)

Date	Agenda	Approval
March 19	• Deliberation Agenda	Approved
1. Replacement of Gwangyang #1 and #2 blast furnace’s old wind passing equipment
April 23	• Preliminary Review Agenda
	1.Increase of capital and extension of the period for payment guarantee of Brazil CSP	—
• Deliberation Agenda
	1. R&D investment on STS 3HAPL alternating electrolytic aid pickling machine	Approved
	2. Plan for remodeling of Pohang Dongchon Plaza	Approved
	3. Plan for construction and operation of workplace nursery	Approved
	4. Disposal of 1 Finex tangible assets	Approved
May 21	• Deliberation Agenda
	Sales plan for Certified Emission Reduction	Hold*
June 18	• Deliberation Agenda
	1. By-product gas and heat collection facility establishment on #1 Hot Rolled Mill in Gwangyang Works	Approved
	2. Expansion of dust collection facility capability in sintering factory in Gwangyang Works	Approved
July 16	• Deliberation Agenda
	1. Replacement of 1RH facilities in #2 Steelmaking Plant in Pohang Works	Approved
	2. Replacement of #5 and #6 Oxygen Making Plant and establishment of #17 plant	Approved
	3. Construction of brine-based PosLX upstream demo plant	Approved
	4. R&D facilities of cathode materials for lithium ion batteries	Approved
	5. Construction plan of employee dormitory in Gwangyang Works	Approved
	6. Disposal of investment stocks	Approved
August 20	• Deliberation Agenda
	1. Sales of Ferro-silicon business	Approved
September 17	• Deliberation Agenda	—
	1. Replacement of acid retrieval facilities in #1 Cold Rolled Mill in Gwangyang Works	Approved
	2. Production process improvement of DR-BP products in #1 Cold Rolled Mill in Pohang Works	Approved
	3. Establishment of Pohang Incubating Center	Approved
	4. Office building expansion plan to improve work environment for POSCO Humans	Approved
October 24	• Deliberation Agenda	—
	1. Replacement of unloading facilities in the raw material port in Pohang Works	Approved
	2. Renovation of public relations centers and surrounding area	Approved
	3. Establishment of additional employee cafeteria in Pohang Works	Approved
	4. Improvement of Magnesium business structure	Approved

* Decided to re-submit after the government’s additional regulation announcement

40

B. Audit Committee

(1)	Composition of the Audit Committee

Name	Qualifications	Remarks
Chung, Moon-Ki Bahk, Byong-Won Chang, Seung-Wha	Satisfies the requirements stipulated in the Korean Commercial Act and the Articles of Incorporation	Chairman — —

(2)	Major Activities of the Audit Committee (January 1, 2019 ~ November 14, 2019)

Session	Date	Agenda	Approval

1	January 29

•  Deliberation Agenda

•  Approval on the appointment of the internal audit department head

•  Assessment of the Audit Committee for the fiscal year of 2018

•  Approval of audit and non-audit services for POSCO and its subsidiaries

•  Report Agenda

•  Report on the operation of the internal accounting control system for the fiscal year of 2018

•  The result of internal audit for the fiscal year of 2018 and audit plans for the fiscal year of 2019

•  The assessment on the employees’ conformity to the code of ethics

All 3 Cases Approved

2	February 19

•  Deliberation Agenda

•  Internal audit result for the fiscal year of 2018

•  Assessment of the operation of the internal accounting control system for the fiscal year of 2018

•  Approval of audit and non-audit services for POSCO’s Subsidiaries abroad

•  Report Agenda

•  External audit result for the fiscal year of 2018

All 3 Cases Approved

3	February 20	• Deliberation Agenda • Review of agenda for general meeting of shareholders	Approved

4	April 26

•  Deliberation Agenda

•  Appointment of the Chairman of the Audit Committee

•  Report Agenda

•  Consolidated internal audit operation report for the fiscal year of 2018

•  The appraisal on the consolidated internal audit operation report for the fiscal year of 2018

•  External audit result on 20-F for the fiscal year of 2018

Approved

5	May 9

•  Deliberation Agenda

•  Approval on the non-audit service for POSCO

•  Report Agenda

•  Internal audit result on the Consolidated Financial Statements for the first quarter of 2019

•  External auditors’ review result on the Consolidated Financial Statements for the first quarter of 2019

Approved

6	July 26

•  Deliberation Agenda

•  Amendment of internal accounting control regulation

•  Approval of audit and non-audit services for POSCO and its subsidiaries

•  Report Agenda

•  Internal audit result on the Consolidated Financial Statements for the first half of 2019

•  External auditors’ review result on the Consolidated Financial Statements for the first half of 2019

•  Assessment on external auditors’ conduct for the fiscal year of 2018

•  The result of internal audit for the first half of 2019 and audit plans for the second half of 2019

Approved Approved

41

Session	Date	Agenda	Approval

7	October 31

•  Deliberation Agenda

•  Audit service contract approval on grain terminal company and unload company in Ukraine

•  Report Agenda

•  External auditors’ review result on the Consolidated Financial Statements for the third quarter of 2019

•  Approval of non-audit services for POSCO

•  Internal audit result on the Consolidated Financial Statements for the third quarter of 2019

•  Assessment criteria on appointment of external auditors

Approved

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(3)	The Electronic Voting System: The electronic voting system was introduced at the 51st general meeting of shareholders on February 20, 2019.

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

					(In millions KRW)
Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	5,062	803		—
Outside Director	4	216	50	10,000	—
Members of the Audit Committee	3	157	52		—

Payment Period: January 1, 2019 ~September 30, 2019
Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Directors.
Average Remuneration Amount per Capita: Average remuneration amount is calculated based on the paid amount to the current directors as of September 30, 2019.

42

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2019

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of September 30, 2019, the condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2019 and 2018, the condensed consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2019 and 2018, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 7, 2019, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2018, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

November 14, 2019

This report is effective as of November 14, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2019 and December 31, 2018

(Unaudited)

(in millions of Won)	Notes	September 30, 2019		December 31, 2018
Assets

Cash and cash equivalents	21	~~W~~	2,831,727	2,643,865
Trade accounts and notes receivable, net	4,21,26,27,34		9,714,312	9,282,609
Other receivables, net	5,21,34		1,646,995	1,385,629
Other short-term financial assets	6,21		7,912,020	8,081,096
Inventories	7		11,770,207	11,499,928
Current income tax assets			40,932	51,557
Assets held for sale	8		66,598	21,854
Other current assets	14		727,273	684,464

Total current assets			34,710,064	33,651,002

Long-term trade accounts and notes receivable, net	4,21		312,128	427,125
Other receivables, net	5,21		1,117,102	863,240
Other long-term financial assets	6,21		1,686,348	1,647,898
Investments in associates and joint ventures	9		3,879,811	3,650,003
Investment property, net	11		921,373	928,615
Property, plant and equipment, net	12		30,334,798	30,018,273
Goodwill and other intangible assets, net	13		5,020,900	5,170,825
Defined benefit assets, net	19		—	1,489
Deferred tax assets			1,321,445	1,381,031
Other non-current assets	14		315,119	508,764

Total non-current assets			44,909,024	44,597,263

Total assets		~~W~~	79,619,088	78,248,265

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2019 and December 31, 2018

(Unaudited)

(in millions of Won)	Notes	September 30, 2019		December 31, 2018
Liabilities

Trade accounts and notes payable	21,34	~~W~~	3,714,266	4,006,135
Short-term borrowings and current installments of long-term borrowings	4,15,21		8,358,075	10,289,619
Other payables	16,21,34		1,890,936	1,720,097
Other short-term financial liabilities	17,21		104,229	77,800
Current income tax liabilities			699,404	948,166
Liabilities directly associated with the assets held for sale	8		1,612	—
Provisions	18,35		262,085	301,280
Other current liabilities	20,26,27		1,731,359	1,594,888

Total current liabilities			16,761,966	18,937,985

Long-term trade accounts and notes payable	21		17,623	29,825
Long-term borrowings, excluding current installments	15,21		11,496,807	9,919,651
Other payables	16,21		618,108	148,868
Other long-term financial liabilities	17,21		18,154	64,162
Defined benefit liabilities, net	19		316,825	140,933
Deferred tax liabilities			1,666,707	1,688,893
Long-term provisions	18,35		502,744	431,036
Other non-current liabilities	20,26		91,971	127,361

Total non-current liabilities			14,728,939	12,550,729

Total liabilities			31,490,905	31,488,714

Equity

Share capital	22		482,403	482,403
Capital surplus	22		1,371,230	1,410,551
Hybrid bonds	23		199,384	199,384
Reserves	24		(1,069,340)	(1,404,368)
Treasury shares	25		(1,508,303)	(1,532,728)
Retained earnings			45,280,981	44,216,018

Equity attributable to owners of the controlling company			44,756,355	43,371,260
Non-controlling interests	23		3,371,828	3,388,291

Total equity			48,128,183	46,759,551

Total liabilities and equity		~~W~~	79,619,088	78,248,265

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2019 and 2018

(Unaudited)

(in millions of Won, except per share information)		For the three-month periods ended September 30			For the nine-month periods ended September 30
	Notes	2019		2018	2019	2018
Revenue	26,27,34,37	~~W~~	15,988,227	16,410,726	48,323,799	48,356,306
Cost of sales	7,27,31,34		(14,375,600)	(14,343,743)	(43,283,629)	(42,337,552)

Gross profit			1,612,627	2,066,984	5,040,170	6,018,752

Selling and administrative expenses	31,34
Reversal of (impairment loss) on trade accounts and notes receivable			5,944	(1,890)	13,942	(38,864)
Other administrative expenses	28		(490,770)	(446,565)	(1,473,389)	(1,461,907)
Selling expenses	28		(88,024)	(87,426)	(269,487)	(246,886)

Operating profit			1,039,777	1,531,103	3,311,236	4,271,095

Share of profit of equity-accounted investees, net	9		88,668	43,800	230,197	75,451

Finance income and costs	21,29
Finance income			602,717	173,988	1,629,594	1,264,108
Finance costs			(691,922)	(425,048)	(1,852,447)	(1,751,851)

Other non-operating income and expenses	34
Impairment loss on other receivables			(10,695)	(15,325)	(26,112)	(18,361)
Other non-operating income	30		114,913	109,121	272,281	436,206
Other non-operating expenses	30,31		(290,207)	28,325	(594,076)	(418,240)

Profit before income tax	37		853,251	1,445,964	2,970,673	3,858,408
Income tax expense	32,37		(356,441)	(388,305)	(1,013,999)	(1,136,869)

Profit			496,810	1,057,659	1,956,674	2,721,539

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		(7,269)	(9,731)	(28,150)	(41,666)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		(81,552)	36,687	(63,708)	(24,454)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			32,091	(57,167)	104,929	(30,416)
Foreign currency translation differences			103,200	(119,741)	322,863	(45,912)
Gains or losses on valuation of derivatives	21		20	64	(81)	(174)

Other comprehensive income (loss), net of tax			46,490	(149,888)	335,853	(142,622)

Total comprehensive income		~~W~~	543,300	907,771	2,292,527	2,578,917

Profit attributable to:
Owners of the controlling company		~~W~~	430,875	1,019,526	1,784,414	2,558,060
Non-controlling interests			65,935	38,133	172,260	163,479

Profit		~~W~~	496,810	1,057,659	1,956,674	2,721,539

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	466,171	880,569	2,120,940	2,414,408
Non-controlling interests			77,129	27,202	171,587	164,509

Total comprehensive income		~~W~~	543,300	907,771	2,292,527	2,578,917

Basic and diluted earnings per share (in Won)	33		5,357	12,723	22,211	31,775

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2018	~~W~~	482,403	1,412,565	996,919	(682,556)	(1,533,054)	43,056,600	43,732,877	3,731,131	47,464,008
Adjustment on initial application of K-IFRS No. 1115, net of tax		—	—	—	—	—	(76,359)	(76,359)	(63,792)	(140,151)
Adjustment on initial application of K-IFRS No. 1109, net of tax		—	—	—	(412,102)	—	379,370	(32,732)	(19,544)	(52,276)

Adjusted balance as of January 1, 2018		482,403	1,412,565	996,919	(1,094,658)	(1,533,054)	43,359,611	43,623,786	3,647,795	47,271,581
Comprehensive income:
Profit		—	—	—	—	—	2,558,060	2,558,060	163,479	2,721,539
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(26,645)	(26,645)	(15,021)	(41,666)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(42,885)	—	—	(42,885)	12,469	(30,416)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(13,115)	—	(12,739)	(25,854)	1,400	(24,454)
Foreign currency translation differences, net of tax		—	—	—	(48,088)	—	—	(48,088)	2,176	(45,912)
Gains or losses on valuation of derivatives, net of tax		—	—	—	(180)	—	—	(180)	6	(174)

Total comprehensive income		—	—	—	(104,268)	—	2,518,676	2,414,408	164,509	2,578,917

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(279,999)	(279,999)	(54,148)	(334,147)
Interim dividends		—	—	—	—	—	(240,001)	(240,001)	—	(240,001)
Changes in subsidiaries		—	—	—	—	—	—	—	(2,092)	(2,092)
Changes in ownership interest in subsidiaries		—	(2,504)	—	—	—	—	(2,504)	1,337	(1,167)
Repayment of hybrid bonds		—	(2,769)	(797,535)	—	—	—	(800,304)	(359,018)	(1,159,322)
Interest of hybrid bonds		—	—	—	—	—	(22,123)	(22,123)	(16,610)	(38,733)
Disposal of treasury shares		—	133	—	—	326	—	459	—	459
Others		—	3,360	—	1,253	—	(4,291)	322	(2,638)	(2,316)

Total transactions with owners of the controlling company		—	(1,780)	(797,535)	1,253	326	(546,414)	(1,344,150)	(433,169)	(1,777,319)

Balance as of September 30, 2018	~~W~~	482,403	1,410,785	199,384	(1,197,673)	(1,532,728)	45,331,873	44,694,044	3,379,135	48,073,179

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2019	~~W~~	482,403	1,410,551	199,384	(1,404,368)	(1,532,728)	44,216,018	43,371,260	3,388,291	46,759,551
Comprehensive income:
Profit		—	—	—	—	—	1,784,414	1,784,414	172,260	1,956,674
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(15,065)	(15,065)	(13,085)	(28,150)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	92,533	—	—	92,533	12,396	104,929
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(42,911)	—	(20,859)	(63,770)	62	(63,708)
Foreign currency translation differences, net of tax		—	—	—	322,905	—	—	322,905	(42)	322,863
Gains or losses on valuation of derivatives, net of tax		—	—	—	(77)	—	—	(77)	(4)	(81)

Total comprehensive income		—	—	—	372,450	—	1,748,490	2,120,940	171,587	2,292,527

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(400,006)	(400,006)	(60,274)	(460,280)
Interim dividends		—	—	—	—	—	(320,462)	(320,462)	—	(320,462)
Changes in subsidiaries		—	—	—	—	—	—	—	(874)	(874)
Changes in ownership interest in subsidiaries		—	(53,871)	—	—	—	—	(53,871)	(114,153)	(168,024)
Interest of hybrid bonds		—	—	—	—	—	(6,881)	(6,881)	(5,456)	(12,337)
Disposal of treasury shares		—	12,576	—	—	24,425	—	37,001	—	37,001
Others		—	1,974	—	(37,422)	—	43,822	8,374	(7,293)	1,081

Total transactions with owners of the controlling company		—	(39,321)	—	(37,422)	24,425	(683,527)	(735,845)	(188,050)	(923,895)

Balance as of September 30, 2019	~~W~~	482,403	1,371,230	199,384	(1,069,340)	(1,508,303)	45,280,981	44,756,355	3,371,828	48,128,183

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

(in millions of Won)	Notes	September 30, 2019		September 30, 2018
Cash flows from operating activities
Profit		~~W~~	1,956,674	2,721,539
Adjustments for:
Depreciation			2,269,280	2,167,285
Amortization			316,947	273,674
Finance income			(842,951)	(558,899)
Finance costs			1,082,320	992,830
Income tax expense			1,013,999	1,136,869
Impairment loss on property, plant and equipment			194,688	18,890
Gain on disposal of property, plant and equipment			(21,929)	(36,811)
Loss on disposal of property, plant and equipment			61,222	78,565
Impairment loss on goodwill and intangible assets			125,696	2,075
Gain on disposal of goodwill and intangible assets			(1,346)	(110,814)
Gain on disposal of investments in subsidiaries, associates and joint ventures			(20,750)	(45,500)
Loss on disposal of investments in subsidiaries, associates and joint ventures			5,867	3,419
Share of profit of equity-accounted investees			(230,197)	(75,451)
Impairment loss on assets held for sale			40,943	47,581
Gain on disposal of assets held for sale			(8,536)	(12,123)
Expenses related to post-employment benefit			176,071	161,185
Impairment loss on trade and other receivables			12,170	57,225
Loss on valuation of inventories			80,988	38,227
Increase to provisions			98,109	272,796
Others, net			(57,305)	(9,790)

			4,295,286	4,401,233

Changes in operating assets and liabilities	36		(914,733)	(2,011,700)
Interest received			228,018	221,523
Interest paid			(547,833)	(476,728)
Dividends received			218,155	166,868
Income taxes paid			(1,295,222)	(803,294)

Net cash provided by operating activities		~~W~~	3,940,345	4,219,441

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

(in millions of Won)	Notes	September 30, 2019		September 30, 2018
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(27,411,573)	(23,743,067)
Proceeds from disposal of short-term financial instruments			27,842,901	22,202,267
Increase in loans			(173,717)	(421,836)
Collection of loans			282,778	513,881
Acquisitions of securities			(377,942)	(311,343)
Proceeds from disposal of securities			171,793	157,012
Acquisitions of investment in associates and joint ventures			(101,609)	(22,937)
Proceeds from disposal of investment in associates and joint ventures			11,293	88,852
Acquisitions of investment property			(18,232)	(23,467)
Proceeds from disposal of investment property			1,106	31,159
Acquisitions of property, plant and equipment			(1,609,725)	(1,354,353)
Proceeds from disposal of property, plant and equipment			27,912	61,744
Acquisitions of intangible assets			(242,000)	(83,074)
Proceeds from disposal of intangible assets			13,256	50,197
Proceeds from disposal of assets held for sale			311	15,930
Payment for acquisition of business, net of cash acquired			(33,961)	—
Cash received from disposal of business, net of cash transferred			37,776	173,838
Collection of lease receivables			29,008	—
Others, net			12,969	12,710

Net cash used in investing activities			(1,537,656)	(2,652,487)

Cash flows from financing activities
Proceeds from borrowings			2,622,141	2,496,313
Repayment of borrowings			(2,458,779)	(1,448,400)
Repayment of short-term borrowings, net			(1,466,477)	(194,375)
Capital contribution from non-controlling interests			23,582	5,808
Payment of cash dividends			(785,551)	(570,103)
Payment of interest of hybrid bonds			(12,362)	(42,033)
Repayment of hybrid bonds			—	(1,160,000)
Repayment of lease liabilities			(107,703)	(23,697)
Others, net			(112,086)	(7,222)

Net cash used in financing activities			(2,297,235)	(943,709)

Effect of exchange rate fluctuation on cash held			91,767	1,601

Net increase in cash and cash equivalents			197,221	624,846
Cash and cash equivalents at beginning of the period			2,643,865	2,612,530

Cash and cash equivalents at end of the period	8	~~W~~	2,841,086	3,237,376

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2019

(Unaudited)

1. General Information

General information about POSCO, its 32 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 131 foreign subsidiaries including POSCO America Corporation (collectively, “the Company”) and its 129 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since June 10, 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through six of its overseas liaison offices.

As of September 30, 2019, the shares of the POSCO are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

(b)	Consolidated subsidiaries included for the first time during the nine-month period ended September 30, 2019 were as follows:

Company	Date of inclusion	Ownership (%)	Reason
GRAIN TERMINAL HOLDING PTE. LTD.	June 2019	75.00	Acquisition of control
Mykolaiv Milling Works PJSC.	June 2019	100.00	Acquisition of control
Yuzhnaya Stevedoring Company Limited LLC.	June 2019	100.00	Acquisition of control
ChargEV Inc.	September 2019	100.00	New establishment

(c)	Subsidiaries excluded from consolidation during the nine-month period ended September 30, 2019 were as follows:

Company	Date of exclusion	Reason
POSCO Processing & Service	January 2019	Merged into POSCO
DAEWOO PRECIOUS RESOURCES CO., LTD.	January 2019	Liquidation
BLUE O&M Co., Ltd.	February 2019	Merged into POSCO O&M Co., Ltd. (formerly, POSMATE)
MegaAsset Co., Ltd.	February 2019	Merged into POSCO O&M Co., Ltd. (formerly, POSMATE)
POSCO ES MATERIALS CO., LTD.	April 2019	Merged into POSCO CHEMICAL CO., LTD. (formerly, POSCO CHEMTECH)
Daewoo International Guangzhou Corp.	April 2019	Merged into POSCO INTERNATIONAL (CHINA) CO., LTD. (formerly, POSCO DAEWOO CHINA)
POSCO(Guangdong) Coated Steel Co., Ltd.	June 2019	Disposal
POSCO E&C (THAILAND) CO., Ltd.	June 2019	Liquidation
POSCO Gulf SFC LLC	June 2019	Liquidation
HOTEL LAONZENA	July 2019	Disposal
Daewoo Power and Infra (PTY) Limited	July 2019	Liquidation
POSCO SINGAPORE LNG TRADING PTE. LTD.	September 2019	Liquidation
POSCO-South Asia Co., Ltd.	September 2019	Liquidation

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Companies, Etc. in the Republic of Korea.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2018. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

The Company adopted K-IFRS No. 1116 “Leases” for the first time from January 1, 2019. Changes to significant accounting policies are described in Note 3.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, except for new significant judgments and key sources of estimation uncertainty related to the application of K-IFRS No. 1116 “Leases” which are described in Note 3.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair value is included in Note 21.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2018.

K-IFRS No. 1116 “Leases”

The Company has initially adopted K-IFRS No. 1116 “Leases” from January 1, 2019. The Company also expects to apply the accounting policies set out below for their annual reporting period ending December 31, 2019.

K-IFRS No. 1116 “Leases” introduced a single accounting model for lessees. As a result, the Company, as a lessee, recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Company applied K-IFRS No. 1116 “Leases” using the modified retrospective approach by recognizing the cumulative effect of initial application as of January 1, 2019, the date of initial application. Accordingly, the comparative information presented for 2018 has not been restated.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(a)	Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104 “Determining Whether an Arrangement Contains a Lease”. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under K-IFRS No. 1116 “Leases”, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to K-IFRS No. 1116 “Leases”, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Company applied K-IFRS No. 1116 only to contracts that were previously identified as leases. Contracts that were not identified as leases under K-IFRS No. 1017 “Leases” and K-IFRS No. 2104 “Determining Whether an Arrangement Contains a Lease” were not reassessed. Therefore, the definition of a lease under K-IFRS No. 1116 has been applied only to contracts entered into or changed on or after January 1, 2019.

At inception or reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

(b)	As a lessee

The Company leases many assets, including land, warehouses, handling equipment and IT equipment. As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS No. 1116 “Leases”, the Company recognizes right-of-use assets and lease liabilities for most leases. That is, most leases are presented in the statement of financial position.

However, the Company has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets (e.g. desktops, IT supplies, etc.). The Company recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

The Company presents right-of-use assets in the same line item as it presents underlying assets of the same nature that it owns, and lease liabilities are included in other payables on the consolidated statement of financial position. The carrying amounts of right-of-use assets as of January 1, 2019, the date of initial application, and September 30, 2019 are as follows:

(in millions of Won)	Property, Plant and Equipment (*1)
	Land		Buildings and structures	Machinery and equipment	Vehicles	Furniture, fixtures and others	Total
The date of initial application (January 1, 2019 )	~~W~~	310,555	194,382	222,512	20,202	28,308	775,959
September 30, 2019		342,101	169,182	217,116	21,365	40,272	790,036

(*1)

Leases classified as a finance lease under K-IFRS No. 1017 “Leases” at the end of 2018 are included, and the carrying amounts of right-of-use assets and lease liabilities are equal to the carrying amounts of the finance lease assets and financial lease liabilities measured in accordance with K-IFRS 1017 “Leases” as of January 1, 2019, the date of initial application.

1) Significant accounting policies

The Company recognizes a right-of-use assets and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee or, as appropriate, a change in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company applies judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

2) Transition

At transition, for leases classified as operating leases under K-IFRS No. 1017 “Leases”, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019, the date of initial application. Right-of-use assets are measured at amounts equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments.

In addition, the Company used the following practical expedients when applying K-IFRS No. 1116 “Leases” to leases previously classified as operating leases under K-IFRS No. 1017 “Leases”.

•	Applied the exemption not to recognize right-of-use assets and lease liabilities for leases with less than 12 months of lease term.

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

(c)	As a lessor

The Company leases out its investment properties. The Company classified these leases as operating leases, and the accounting policies applicable to the Company as a lessor are not different from those under K-IFRS No. 1017 “Leases”. However, when the Company is an intermediate lessor the sub-leases are classified with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

The Company provides sub-leases for leases of vessels classified as operating leases under K-IFRS No. 1017 “Leases” as an intermediate lessor, and classified the sub-leases as finance leases as of January 1, 2019, the date of initial application of K-IFRS No. 1116 “Leases”. Accordingly, the Company recognized finance lease receivables amounting to ~~W~~225,198 million. In addition, the Company did not make any adjustments to leases for which the Company is a lessor, except for sub-leases described above as of January 1, 2019, the date of initial application.

(d)	Impact on financial statements

The Company recognized additional right-of-use assets, lease receivables and lease liabilities as of January 1, 2019, the date of initial application. The effect on the financial statements as of January 1, 2019, the date of initial application, is as follows:

(in millions of Won)	The date of initial application (January 1, 2019)
Consolidated statement of financial position
Right-of-use assets presented as property, plant and equipment(*1)	~~W~~	638,395
Lease receivables		225,198
Lease liabilities		597,197

(*1)	Prepaid lease payments amounting to ~~W~~266,396 million, classified as operating leases as of December 31, 2018, was reclassified from other assets to property, plant and equipment.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rates as of January 1, 2019, the date of initial application, and the incremental borrowing rates applied are 1.8 ~12.6%. The carrying amount of lease liabilities as of January 1, 2019, the date of initial application, is as follow:

(in millions of Won)	The date of initial application (January 1, 2019)
Operating lease commitments as of December 31, 2018	~~W~~	879,759
Operating lease commitments not recognized as lease liabilities
- Leases of low-value assets		(50,364)
- Leases with less than 12 months of lease term at transition		(17,635)

Operating lease commitments recognized as lease liabilities		811,760
Amount discounted using the incremental borrowing rate as of January 1, 2019, the date of initial application		597,197
Finance lease liabilities recognized as of December 31, 2018		94,754

Lease liabilities as of January 1, 2019, the date of initial application		691,951

As of September 30, 2019, the Company recognized ~~W~~667,199 million of right-of-use assets and ~~W~~604,620 million of lease liabilities for leases that were previously classified as operating leases.

In addition, the Company recognized depreciation and interest expenses instead of operating lease expenses. The Company recognized depreciation expenses amounted to ~~W~~79,310 million and interest expenses amounted to ~~W~~22,971 million during the nine-month period ended September 30, 2019.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Current
Trade accounts and notes receivable	~~W~~	8,978,869	8,648,250
Finance lease receivables		227	57,487
Due from customers for contract work		1,146,386	963,060
Less: Allowance for doubtful accounts		(411,170)	(386,188)

	~~W~~	9,714,312	9,282,609

Non-current
Trade accounts and notes receivable	~~W~~	384,393	583,797
Finance lease receivables		50,616	45,873
Less: Allowance for doubtful accounts		(122,881)	(202,545)

	~~W~~	312,128	427,125

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~237,888 million and ~~W~~468,706 million as of September 30, 2019 and December 31, 2018, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and is recognized as short-term borrowings from financial institutions.

5. Other Receivables

Other receivables as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Current
Loans	~~W~~	324,206	236,782
Other accounts receivable		1,128,818	954,030
Accrued income		182,799	220,066
Deposits		93,853	108,640
Others		15,712	16,201
Lease receivables		43,360	—
Less: Allowance for doubtful accounts		(141,753)	(150,090)

	~~W~~	1,646,995	1,385,629

Non-current
Loans	~~W~~	698,564	731,344
Other accounts receivable		201,742	155,936
Accrued income		110,568	1,855
Deposits		146,549	152,072
Lease receivables		167,428	—
Less: Allowance for doubtful accounts		(207,749)	(177,967)

	~~W~~	1,117,102	863,240

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

6. Other Financial Assets

Other financial assets as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Current
Derivatives assets	~~W~~	34,938	47,288
Debt securities		321,568	2,987
Deposit instruments(*1,2)		1,713,669	1,931,518
Short-term financial instruments(*2)		5,841,845	6,099,303

	~~W~~	7,912,020	8,081,096

Non-current
Derivatives assets	~~W~~	154,098	1,795
Equity securities(*3)		1,134,473	1,238,630
Debt securities		27,651	34,327
Other securities(*3)		334,717	338,106
Deposit instruments(*2)		35,409	35,040

	~~W~~	1,686,348	1,647,898

(*1)	As of September 30, 2019 and December 31, 2018, ~~W~~4,795 million and ~~W~~5,715 million, respectively, are restricted for the use in a government projects.
(*2)

As of September 30, 2019 and December 31, 2018, financial instruments amounting to ~~W~~79,054 million and ~~W~~73,935 million, respectively, are restricted for use in financial arrangements, pledge and others.

(*3)	As of September 30, 2019 and December 31, 2018, ~~W~~118,743 million and ~~W~~115,431 million of equity and other securities have been provided as collateral for borrowings, construction projects and others.

7. Inventories

Inventories as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Finished goods	~~W~~	1,830,501	1,886,040
Merchandise		1,093,973	1,131,416
Semi-finished goods		2,150,509	1,945,567
Raw materials		2,961,395	2,821,972
Fuel and materials		1,022,788	888,941
Construction inventories		761,094	718,884
Materials-in-transit		2,066,157	2,245,740
Others		88,096	68,150

		11,974,513	11,706,710

Less: Allowance for inventories valuation		(204,306)	(206,782)

	~~W~~	11,770,207	11,499,928

The amounts of loss on valuation of inventories recognized in cost of sales during the nine-month period ended September 30, 2019 and the year ended December 31, 2018 were ~~W~~80,988 million and ~~W~~141,799 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019				December 31, 2018
	The controlling company(* 1)		Subsidiaries (* 2,3,4)	Total	Subsidiaries(* 4)
Asset
Cash and cash equivalents(*5)	~~W~~	—	9,359	9,359	—
Property, plant and equipment		18,519	37,472	55,991	21,076
Other financial assets		—	225	225	778
Others		—	1,023	1,023	—

	~~W~~	18,519	48,079	66,598	21,854

Liability
Others	~~W~~	—	1,612	1,612	—

(*1)

During the nine-month period ended September 30, 2019, the controlling company determined to dispose of individual assets that ceased operations including Fe-Si factory, and classified the assets as assets held for sale. During the nine-month period ended September 30, 2019, ~~W~~659 million, the difference between the fair value less costs of disposal and the book value of the related the assets held for sale, was recognized as an impairment loss on assets held for sale.

(*2)

During the nine-month period ended September 30, 2019, POSCO SS VINA Co., Ltd., a subsidiary of the Company, determined to dispose of steel business, and classified the assets as assets held for sale. During the nine-month period ended September 30, 2019, ~~W~~37,547 million, the difference between the fair value less costs of disposal and the book value of the related business, was recognized as an impairment loss on assets held for sale.

(*3)

During the nine-month period ended September 30, 2019, POSCO ICT, a subsidiary of the Company, determined to spin electric car business off into ChargEV Inc., and classified the new Company as assets and liabilities held for sale.

(*4)

During the year ended December 31, 2018, DAESAN (CAMBODIA) Co., Ltd., a subsidiary of the Company, determined to dispose of the land and classified the related property, plant and equipment amounting to ~~W~~21,076 million as assets held for sale.

(*5)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019						December 31, 2018
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	178,713,975,892	31.27	~~W~~	178,787	~~W~~	173,373	174,123
POSPower Co., Ltd(*1)	4,507,138	34.00		179,410		164,927	161,477
SNNC	18,130,000	49.00		90,650		133,108	116,922
QSONE Co., Ltd.	200,000	50.00		84,395		85,839	85,550
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		60,695	62,478
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	2,008,000	29.53		10,040		17,829	17,382
Daesung Steel(*3)	108,038	17.54		14,000		15,558	15,644
Incheon-Gimpo Expressway Co., Ltd.(*1,3)	9,032,539	18.26		45,163		9,995	13,329
Keystone NO. 1. Private Equity Fund	13,800,000	40.45		13,800		10,770	11,183
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*3)	6,485	12.50		6,485		5,842	5,739
KONES, Corp.	3,250,000	41.67		6,893		2,393	2,849
Others (51 companies)(*1)						130,733	123,734

						811,062	790,410

[Foreign]
AES-VCM Mong Duong Power Company Limited(*2)		30.00		164,303		173,488	209,936
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		135,899		222,519	179,459
7623704 Canada Inc.(*3)	114,452,000	10.40		124,341		137,306	126,885
Eureka Moly LLC		20.00		240,123		88,539	82,447
AMCI (WA) PTY LTD	49	49.00		209,664		69,987	71,086
Nickel Mining Company SAS	3,234,698	49.00		157,585		34,144	41,712
KOREA LNG LTD.	2,400	20.00		135,205		48,328	43,554
NCR LLC		29.40		46,168		46,118	37,602
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	134,400,000	40.00		22,423		22,727	—
PT. Batutua Tembaga Raya	128,285	22.00		21,824		18,722	20,479
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		14,448	14,120
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		15,456	14,796
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		6,797	6,478
Others (27 companies)(*1)						123,781	99,728

						1,022,360	948,282

					~~W~~	1,833,422	1,738,692

(*1)

As of September 30, 2019 and December 31, 2018, investments in associates amounting to ~~W~~284,132 million and ~~W~~285,066 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)	As of September 30, 2019 and December 31, 2018, shares of PSC Energy Global Co., Ltd., a subsidiary of the Company, are provided as collateral in relation to the associates’ borrowings.
(*3)

As of September 30, 2019, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(b)	Details of investments in joint ventures as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019						December 31, 2018
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	188,166	180,192
Others (8 companies)						11,597	9,124

						199,763	189,316

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,181,299	1,041,600
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		390,548	363,506
KOBRASCO	2,010,719,185	50.00		32,950		108,503	133,449
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		25.00		61,961		90,168	88,391
DMSA/AMSA(*1)		4.00		341,153		32,522	26,709
CSP - Compania Siderurgica do Pecem	1,221,586,532	20.00		594,173		—	24,832
Others (12 companies)						43,586	43,508

						1,846,626	1,721,995

					~~W~~	2,046,389	1,911,311

(*1)	As of September 30, 2019 and December 31, 2018, the investments in joint ventures were provided as collateral in relation to the joint ventures’ borrowings.

(c)	The movements of investments in associates and joint ventures for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 were as follows:

1)	For the nine-month period ended September 30, 2019

(in millions of Won)
Company	December 31, 2018 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(* 1)	September 30, 2019 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	174,123	—	—	(750)	—	173,373
POSPower Co., Ltd		161,477	—	—	(3,886)	7,336	164,927
SNNC		116,922	—	(1,450)	17,636	—	133,108
QSONE Co., Ltd.		85,550	—	(950)	1,239	—	85,839
Chun-cheon Energy Co., Ltd		62,478	6,050	—	(7,833)	—	60,695
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		17,382	—	—	447	—	17,829
Daesung Steel		15,644	—	—	(86)	—	15,558
Incheon-Gimpo Expressway Co., Ltd.		13,329	—	—	(3,334)	—	9,995
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		11,183	—	—	(413)	—	10,770
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		5,739	—	—	103	—	5,842
KONES, Corp.		2,849	—	—	(456)	—	2,393
POSCO MITSUBISHI CARBON TECHNOLOGY		180,192	—	(16,369)	24,343	—	188,166
Others (59 companies)		132,858	31,247	(1,063)	(4,098)	(16,614)	142,330

		979,726	37,297	(19,832)	22,912	(9,278)	1,010,825

[Foreign]
AES-VCM Mong Duong Power Company Limited		209,936	—	(18,099)	14,247	(32,596)	173,488
South-East Asia Gas Pipeline Company Ltd.		179,459	—	(24,267)	52,032	15,295	222,519
7623704 Canada Inc.		126,885	—	(9,902)	10,642	9,681	137,306
Eureka Moly LLC		82,447	—	—	(42)	6,134	88,539
AMCI (WA) PTY LTD		71,086	—	—	(3,324)	2,225	69,987
Nickel Mining Company SAS		41,712	—	—	(8,764)	1,196	34,144
KOREA LNG LTD.		43,554	—	(10,934)	11,020	4,688	48,328
NCR LLC		37,602	6,029	—	(418)	2,905	46,118
ZHEJIANG HUAYOU-POSCO ESM CO., LTD			22,423	—	58	246	22,727
PT. Batutua Tembaga Raya		20,479	—	—	(2,583)	826	18,722
PT. Wampu Electric Power		14,120	—	—	(656)	984	14,448
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		14,796	—	—	38	622	15,456
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,478	—	—	(65)	384	6,797
Roy Hill Holdings Pty Ltd		1,041,600	—	—	109,354	30,345	1,181,299
POSCO-NPS Niobium LLC		363,506	—	(20,560)	20,204	27,398	390,548
KOBRASCO		133,449	—	(74,716)	49,426	344	108,503
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,391	—	(1,574)	393	2,958	90,168
DMSA/AMSA		26,709	18,557	—	(17,078)	4,334	32,522
CSP - Compania Siderurgica do Pecem		24,832	35,352	—	(57,647)	(2,537)
Others (39 companies)		143,236	507	(15,077)	30,448	8,253	167,367

		2,670,277	82,868	(175,129)	207,285	83,685	2,868,986

	~~W~~	3,650,003	120,165	(194,961)	230,197	74,407	3,879,811

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others.

2)	For the year ended December 31, 2018

(in millions of Won)
Company	December 31, 2017 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(* 1)	December 31, 2018 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	175,553	—	—	(1,430)	—	174,123
POSPower Co., Ltd		—	176,731	—	(3,198)	(12,056)	161,477
SNNC		110,424	—	—	6,624	(126)	116,922
QSONE Co., Ltd.		85,049	—	(550)	1,051	—	85,550
Chun-cheon Energy Co., Ltd		74,378	—	—	(11,900)	—	62,478
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		17,252	—	—	130	—	17,382
BLUE OCEAN Private Equity Fund		19,620	—	—	(17,930)	(1,690)	—
Daesung Steel		15,500	—	—	144	—	15,644
Incheon-Gimpo Expressway Co., Ltd.		31,660	—	—	(18,331)	—	13,329
Keystone NO. 1. Private Equity Fund		12,379	—	—	(1,295)	99	11,183
UITrans LRT Co., Ltd.		15,841	—	—	(15,841)	—	—
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		6,828	—	—	(1,089)	—	5,739
KONES, Corp.		2,827	—	—	29	(7)	2,849
POSCO MITSUBISHI CARBON TECHNOLOGY		110,760	—	—	69,594	(162)	180,192
Others (52 companies)		73,419	44,629	(784)	18,942	(3,348)	132,858

		751,490	221,360	(1,334)	25,500	(17,290)	979,726

[Foreign]
AES-VCM Mong Duong Power Company Limited		142,348	—	(26,108)	30,096	63,600	209,936
South-East Asia Gas Pipeline Company Ltd.		197,069	—	(29,301)	17,709	(6,018)	179,459
7623704 Canada Inc.		121,702	—	(4,509)	4,373	5,319	126,885
Eureka Moly LLC		79,398	—	—	(406)	3,455	82,447
AMCI (WA) PTY LTD		63,378	—	—	(3,412)	11,120	71,086
Nickel Mining Company SAS		45,905	—	—	(4,268)	75	41,712
KOREA LNG LTD.		33,422	—	(10,544)	10,542	10,134	43,554
NCR LLC		33,738	2,505	—	(5,909)	7,268	37,602
PT. Batutua Tembaga Raya		21,823	—	—	(1,817)	473	20,479
PT. Wampu Electric Power		13,391	—	—	177	552	14,120
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,617	—	—	(735)	(86)	14,796
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,517	—	—	23	(62)	6,478
Roy Hill Holdings Pty Ltd		1,125,133	—	—	59,095	(142,628)	1,041,600
POSCO-NPS Niobium LLC		348,836	—	(22,254)	21,536	15,388	363,506
KOBRASCO		108,485	—	(37,710)	75,170	(12,496)	133,449
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,305	—	—	540	(454)	88,391
DMSA/AMSA		56,735	17,973	—	(48,802)	803	26,709
CSP - Compania Siderurgica do Pecem		146,427	—	—	(109,714)	(11,881)	24,832
Others (42 companies)		158,213	2,771	(22,588)	42,937	(38,097)	143,236

		2,806,442	23,249	(153,014)	87,135	(93,535)	2,670,277

	~~W~~	3,557,932	244,609	(154,348)	112,635	(110,825)	3,650,003

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 are as follows:

1)	September 30, 2019

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	536,062	767	535,295	—	(679)
POSPower Co., Ltd		698,286	181,166	517,120	—	(3,580)
SNNC		668,917	367,101	301,816	528,041	44,349
QSONE Co., Ltd.		249,689	78,011	171,678	13,025	2,479
Chun-cheon Energy Co., Ltd		618,602	492,798	125,804	242,600	(16,342)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		59,416	29,352	30,064	10,788	1,513
Daesung Steel		171,618	114,307	57,311	66,564	(492)
Incheon-Gimpo Expressway Co., Ltd.		1,023,739	946,887	76,852	37,217	(22,836)
Keystone NO. 1. Private Equity Fund		177,569	145,812	31,757	12,772	(1,022)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		47,657	919	46,738	1,237	823
KONES, Corp.		1,458	1,350	108	2,376	(1,096)
POSCO MITSUBISHI CARBON TECHNOLOGY		563,195	250,323	312,872	181,866	40,579
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,862,074	973,435	888,639	409,650	207,789
7623704 Canada Inc.		1,336,112	3,703	1,332,409	—	102,327
Nickel Mining Company SAS		480,146	358,409	121,737	147,946	(18,612)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		72,546	15,780	56,766	519	144
KOREA LNG LTD.		241,783	144	241,639	56,689	55,099
PT. Batutua Tembaga Raya		412,522	362,834	49,688	89,677	(11,706)
PT. Wampu Electric Power		227,225	157,984	69,241	12,003	(3,280)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		63,583	12,478	51,105	75,278	111
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		60,536	32,810	27,726	53,189	(274)
Roy Hill Holdings Pty Ltd		11,032,873	6,194,722	4,838,151	3,377,226	1,133,019
POSCO-NPS Niobium LLC		780,893	—	780,893	—	38,842
KOBRASCO		341,121	124,115	217,006	144,703	98,853
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,055,458	722,402	333,056	963,076	1,256
DMSA/AMSA		5,878,517	4,375,311	1,503,206	455,396	(426,928)
CSP - Compania Siderurgica do Pecem		4,044,214	4,318,983	(274,769)	1,294,561	(454,922)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

2)	December 31, 2018

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	552,760	783	551,977	—	10,249
POSPower Co., Ltd		425,632	35,761	389,871	—	(4,536)
SNNC		645,013	384,586	260,427	656,320	14,229
QSONE Co., Ltd.		249,384	78,285	171,099	16,597	2,101
Chun-cheon Energy Co., Ltd		667,454	525,308	142,146	320,950	(18,796)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		63,554	35,003	28,551	16,237	439
BLUE OCEAN Private Equity Fund		305,876	174,640	131,236	459,491	(5,294)
Daesung Steel		169,305	111,502	57,803	75,474	824
Incheon-Gimpo Expressway Co., Ltd.		1,049,629	931,937	117,692	45,566	(92,202)
Keystone NO. 1. Private Equity Fund		177,024	144,186	32,838	15,507	(3,962)
UITrans LRT Co., Ltd.		430,227	435,699	(5,472)	12,929	(85,344)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		59,464	1,061	58,403	2,401	(12,313)
KONES, Corp.		2,618	1,414	1,204	5,167	70
POSCO MITSUBISHI CARBON TECHNOLOGY		537,138	237,563	299,575	300,986	116,049
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,726,410	1,009,731	716,679	343,471	70,717
7623704 Canada Inc.		1,232,208	1	1,232,207	—	44,320
Nickel Mining Company SAS		465,463	329,084	136,379	207,956	(4,569)
KOREA LNG LTD.		217,883	110	217,773	54,357	52,720
PT. Batutua Tembaga Raya		332,305	274,580	57,725	128,609	(8,451)
PT. Wampu Electric Power		223,009	155,407	67,602	13,461	887
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		73,515	24,264	49,251	121,104	(2,231)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		61,782	34,740	27,042	85,619	78
Roy Hill Holdings Pty Ltd		9,666,619	6,043,492	3,623,127	3,259,256	497,469
POSCO-NPS Niobium LLC		726,810	—	726,810	—	41,812
KOBRASCO		317,842	50,945	266,897	229,340	150,550
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		710,518	384,572	325,946	1,341,849	2,159
DMSA/AMSA		5,562,877	4,171,896	1,390,981	731,127	(529,844)
CSP - Compania Siderurgica do Pecem		4,194,242	4,192,867	1,375	1,860,198	(542,865)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of September 30, 2019 are as follows:

Joint operations	Operation	Ownership (% )	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
RUM J/V	Mine development	10.00	Australia
Hanam-Gamil package public housing project	Construction	7.70	Korea
Hanam-Gamil district B6, C2, C3 Block public housing lot development project	Construction	27.00	Korea
Yangsan-Sasong district public housing project (private-participation)	Construction	13.08	Korea
Yangsan-Sasong district public housing project	Construction	49.00	Korea
Sejong 2-1 P3 Block public housing project	Construction	37.00	Korea
Yongin-Giheung Station area city development project	Construction	61.00	Korea
Korean wave world complex land multi-purpose building development project	Construction	33.30	Korea
Sejong 4-1 P3 Block public housing project	Construction	60.00	Korea

11. Investment Property, Net

Changes in the carrying amount of investment property for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 were as follows:

(a)	For the nine-month period ended September 30, 2019

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	278,585	—	(247)	(562)	593	278,369
Buildings		571,335	332	(720)	(15,746)	86,684	641,885
Structures		1,408	—	—	(470)	181	1,119
Construction-in-progress		77,287	18,719	—	—	(96,006)	—

	~~W~~	928,615	19,051	(967)	(16,778)	(8,548)	921,373

(*1)	Includes impairment loss on investment property amounting to ~~W~~1,004 million.
(*2)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(b)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	360,402	1,327	(26,826)	(16,743)	(39,575)	278,585
Buildings		634,040	727	(32,807)	(28,358)	(2,267)	571,335
Structures		6,281	—	—	(603)	(4,270)	1,408
Construction-in-progress		64,191	42,052	—	(24,948)	(4,008)	77,287

	~~W~~	1,064,914	44,106	(59,633)	(70,652)	(50,120)	928,615

(*1)

Includes impairment loss on investment property recognized by each of the consolidated subsidiaries, including the office for rent of POSCO(Dalian) IT Center Development Co., Ltd. amounting to ~~W~~51,461 million.

(*2)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

12. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 were as follows:

(a)	For the nine-month period ended September 30, 2019

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Depreciation	Impairment loss(*1)	Others(*2)	Ending
Land	~~W~~	2,548,002	8,840	—	(11,783)	—	—	17,276	2,562,335
Buildings		4,402,452	12,993	50,113	(6,320)	(235,728)	(21,499)	129,474	4,331,485
Structures		2,917,924	11,387	—	(1,040)	(170,080)	(9,615)	85,626	2,834,202
Machinery and equipment		18,518,129	96,753	3,051	(26,669)	(1,674,837)	(152,253)	775,566	17,539,740
Vehicles		31,341	4,553	100	(753)	(11,239)	29	6,340	30,371
Tools		66,164	10,322	187	(482)	(20,832)	(65)	30,182	85,476
Furniture and fixtures		136,287	24,014	7	(1,053)	(27,085)	(137)	7,642	139,675
Lease assets(*3)		137,564	93,329	—	(12,700)	(109,512)	—	681,355	790,036
Bearer plants		80,771	—	—	—	(4,193)	—	43,257	119,835
Construction-in-progress		1,179,639	1,493,867	367	(7,741)	—	(10,150)	(754,339)	1,901,643

	~~W~~	30,018,273	1,756,058	53,825	(68,541)	(2,253,506)	(193,690)	1,022,379	30,334,798

(*1)

The controlling company estimated recoverable amount for individual assets such as CEM and Fe-Si factories that ceased operations due to the disposal plan and others by calculating net fair value based on the appraisal value or scrap value and recognized an impairment loss of ~~W~~194,004 million for assets since recoverable amounts are less than their carrying amounts for the nine-month period ended September 30, 2019.

(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*3)	On the date of initial application of K-IFRS No. 1116 “Leases” (January 1, 2019), recognition of ~~W~~638,395 million of right-of-use assets is included in others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(b)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1,2)	Others(*3)	Ending
Land	~~W~~	2,527,650	28,998	(26,157)	—	6,399	11,112	2,548,002
Buildings		4,877,018	46,129	(21,501)	(331,688)	(73,523)	(93,983)	4,402,452
Structures		2,765,852	18,749	(2,834)	(220,218)	(6,652)	363,027	2,917,924
Machinery and equipment		19,367,957	145,220	(62,135)	(2,224,000)	(143,293)	1,434,380	18,518,129
Vehicles		32,861	8,538	(1,149)	(14,835)	(56)	5,982	31,341
Tools		63,640	21,337	(1,867)	(26,421)	(206)	9,681	66,164
Furniture and fixtures		145,439	32,258	(577)	(51,835)	(1,494)	12,496	136,287
Lease assets		145,257	28,466	(420)	(19,224)	—	(16,515)	137,564
Bearer plants		65,515	—	—	(3,636)	—	18,892	80,771
Construction-in-progress		1,892,346	1,884,125	(23,814)	—	(778,373)	(1,794,645)	1,179,639

	~~W~~	31,883,535	2,213,820	(140,454)	(2,891,857)	(997,198)	(49,573)	30,018,273

(*1)

During 2018, the Controlling Company evaluated future economic performance of its Synthetic Natural Gas (SNG) facility that was still in trial run stage. Considering the continuous decline in LNG price, increase in coal prices and the need for additional capital investment in the SNG facility, the Controlling Company concluded that the profitability of the SNG facility is unlikely to be sustainable and decided to terminate the operation of SNG facility as of December 31, 2018. The property, plant and equipment in the SNG facility are primarily comprised of machinery and equipment, among which assets with a carrying value of ~~W~~167,054 million are expected to be reused in other facilities of the Controlling Company therefore no impairment test was conducted. For the remaining assets impairment test was performed by estimating the recoverable amount of each individual assets. For the assets which are determined to be technically obsolete and therefore sale is unlikely, recoverable amount is determined at their expected scrap value less cost of disposal. For the assets for which sale is probable, the recoverable amount is determined based on fair value less cost of disposal. Fair value was measured using cost approach, which is estimated based on the current cost to purchase or replace the asset less applicable depreciation and obsolescence.

Specifically, the Controlling Company used indirect cost approach to estimate the replacement cost for a new asset by applying asset specific inflation factors to the asset’s historical cost and deducting depreciation for physical deterioration. Depreciation factors are applied primarily based on estimated useful life of the asset and declining balance depreciation method. The fair value measurement of assets in SNG facility is considered to be level 3 because significant inputs used in the estimate, such as asset specific inflation factors and estimated useful lives, are unobservable.

As a result of the impairment test, the Company recognized an impairment loss of ~~W~~809,737 million in connection with the property, plant and equipment in the SNG facility.

The Controlling Company has recognized an impairment loss amounting to ~~W~~61,787 million since recoverable amount on Strip Casting facilities and others is less than its carrying amount for the period ended December 31, 2018.

(*2)

As of December 31, 2018, POSCO ENERGY CO., LTD., a subsidiary, performed the impairment test due to the consecutive operating losses of the fuel cell business, and recognized impairment losses amounting to ~~W~~54,250 million.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 were as follows:

(a)	For the nine-month period ended September 30, 2019

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment loss	Others(* 2)	Ending
Goodwill	~~W~~	1,125,149	—	31,557	—	—	—	(721)	1,155,985
Intellectual property rights		2,399,525	96,484	—	(827)	(192,769)	(2,558)	42,705	2,342,560
Premium in rental(*1)		134,793	11,389	—	(7,155)	(1,139)	101	6,379	144,368
Development expense		99,163	2,128	—	—	(32,967)	—	19,026	87,350
Port facilities usage rights		305,081	—	—	—	(17,320)	—	1	287,762
Exploratation and evaluation assets		192,130	5,005	—	—	—	(118,143)	(480)	78,512
Customer relationships		421,773	—	—	—	(41,379)	—	5,635	386,029
Other intangible assets		493,211	102,374	117	(4,858)	(31,373)	(4,189)	(16,948)	538,334

	~~W~~	5,170,825	217,380	31,674	(12,840)	(316,947)	(124,789)	55,597	5,020,900

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*3)	Ending
Goodwill	~~W~~	1,349,838	—	—	—	(223,709)	(980)	1,125,149
Intellectual property rights		2,449,193	334,667	(18,619)	(198,282)	(96,475)	(70,959)	2,399,525
Premium in rental(*1)		118,310	36,196	(15,675)	(330)	(4,218)	510	134,793
Development expense		80,218	4,248	(32)	(37,305)	(411)	52,445	99,163
Port facilities usage rights		309,373	—	—	(22,975)	—	18,683	305,081
Exploratation and evaluation assets		205,944	2,654	—	—	(3,339)	(13,129)	192,130
Customer relationships		466,945	—	—	(48,499)	—	3,327	421,773
Power generation permit(*2)		539,405	—	—	—	—	(539,405)	—
Other intangible assets		433,043	164,594	(1,644)	(49,190)	(8,844)	(44,748)	493,211

	~~W~~	5,952,269	542,359	(35,970)	(356,581)	(336,996)	(594,256)	5,170,825

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)

During the year ended December 31, 2018, the Company disposed of a portion of shares of its subsidiary, POSPower Co., Ltd, which resulted in the Company’s loss of control, and derecognition of corresponding intangible assets.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

14. Other Assets

Other assets as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Current
Advance payments	~~W~~	509,472	539,894
Prepaid expenses		173,747	123,770
Firm commitment asset		17,728	11,246
Emission rights		18,840	—
Others		7,487	9,554

	~~W~~	727,274	684,464

Non-current
Long-term advance payments	~~W~~	22,009	24,280
Long-term prepaid expenses		43,800	334,918
Others(*1)		249,310	149,566

	~~W~~	315,119	508,764

(*1)

As of September 30, 2019 and December 31, 2018, the Company recognized tax assets amounting to ~~W~~187,197 million and ~~W~~116,693 million based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years tax audits and claim for rectification are finalized.

15. Borrowings

(a) Short-term borrowings and current portion of long-term borrowings as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	September 30, 2019		December 31, 2018
Short-term borrowings
Bank overdrafts	JP Morgan and others	0.7~9.1	~~W~~	158,227	294,364
Short-term borrowings	HSBC and others	0.2~10.0		6,250,805	7,193,416

				6,409,032	7,487,780

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.8~8.5		1,079,603	1,234,915
Current portion of debentures	Korea Development Bank and others	2.0~7.7		869,907	1,568,108
Less: Current portion of discount on debentures issued				(467)	(1,184)

				1,949,043	2,801,839

			~~W~~	8,358,075	10,289,619

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(b)	Long-term borrowings, excluding current portion as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	September 30, 2019		December 31, 2018
Long-term borrowings	Export-Import Bank of Korea and others	0.2~8.8	~~W~~	4,449,764	4,499,199
Less: Present value discount				(27,400)	(30,526)
Debentures	Mirae Asset Daewoo Co., Ltd. and others	1.7~4.3		7,100,440	5,469,580
Less: Discount on debentures issued				(25,997)	(18,602)

			~~W~~	11,496,807	9,919,651

(c)	Assets pledged as collateral in regards to the borrowings as of September 30, 2019 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Cash and cash equivalents	Sinhan Bank and others	~~W~~	6,612	6,612
Property, plant and equipment and Investment property	Korea Development Bank and others		4,518,179	5,127,519
Trade accounts and notes receivable	Korea Development Bank and others		113,771	113,771
Inventories	Export-Import Bank of Korea and others		188,142	78,591
Financial instruments	Woori Bank and others		45,784	45,784

		~~W~~	4,872,488	5,372,277

16. Other Payables

Other payables as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Current
Accounts payable	~~W~~	867,098	783,562
Accrued expenses		722,060	720,773
Dividend payable		3,513	8,673
Lease liabilities(*1)		139,989	10,152
Withholdings		158,276	196,937

	~~W~~	1,890,936	1,720,097

Non-current
Accounts payable	~~W~~	2,890	1,624
Accrued expenses		3,583	19,021
Lease liabilities(*1)		558,237	84,602
Long-term withholdings		53,398	43,621

	~~W~~	618,108	148,868

(*1)	As of September 30, 2019, the Company recognized lease liabilities of ~~W~~604,620 million on initial application of K-IFRS No.1116 ”Leases”.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Current
Derivative liabilities	~~W~~	56,276	27,328
Financial guarantee liabilities		47,953	50,472

	~~W~~	104,229	77,800

Non-current
Derivative liabilities	~~W~~	8,541	46,429
Financial guarantee liabilities		9,613	17,733

	~~W~~	18,154	64,162

18. Provisions

(a) Provisions as of September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019			December 31, 2018
(in millions of Won)	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	49,210	47,325	46,514	26,964
Provision for construction warranties		9,460	155,309	11,842	130,391
Provision for legal contingencies and claims(*1)		10,085	67,267	16,981	94,169
Provision for the restoration(*2)		5,447	96,517	9,379	79,789
Others(*3)		187,883	136,326	216,564	99,723

	~~W~~	262,085	502,744	301,280	431,036

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~46,816 million and ~~W~~50,888 million as provisions in relation to lawsuits against the Company as of September 30, 2019 and December 31, 2018, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~24,840 million as provisions for restoration as of September 30, 2019. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 1.67~1.73% to measure present value of these costs.

(*3)

As of September 30, 2019 and December 31, 2018, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ~~W~~212,344 million and ~~W~~200,407 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(b)	Changes in provisions for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 were as follows:

1)	For the nine-month period ended September 30, 2019

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	73,478	60,151	(51,199)	(3,408)	17,513	96,535
Provision for construction warranties		142,233	41,198	(17,194)	(1,385)	(83)	164,769
Provision for legal contingencies and claims		111,150	11,445	(32,872)	(16,060)	3,689	77,352
Provision for the restoration		89,168	23,532	(11,369)	(2,240)	2,873	101,964
Others		316,287	102,355	(32,659)	(60,737)	(1,037)	324,209

	~~W~~	732,316	238,681	(145,293)	(83,830)	22,955	764,829

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	49,171	88,879	(60,723)	(3,856)	7	73,478
Provision for construction warranties		118,036	56,560	(24,608)	(7,660)	(95)	142,233
Provision for legal contingencies and claims		36,764	84,242	(6,066)	(3,399)	(391)	111,150
Provision for the restoration		134,190	14,912	(9,212)	(47,682)	(3,040)	89,168
Others		249,957	328,879	(118,388)	(216,668)	72,507	316,287

	~~W~~	588,118	573,472	(218,997)	(279,265)	68,988	732,316

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2019		2018	2019	2018
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	11,469	12,198	35,527	32,783

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(b)	Defined benefit plan

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Present value of funded obligations	~~W~~	2,253,831	2,117,829
Fair value of plan assets(*1)		(1,960,174)	(1,997,717)
Present value of non-funded obligations		23,168	19,332

Net defined benefit liabilities	~~W~~	316,825	139,444

(*1)

As of December 31, 2018, the Company recognized net defined benefit assets amounting to ~~W~~1,489 million, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 were as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Defined benefit obligation at the beginning of period	~~W~~	2,137,161	1,843,135
Current service costs		173,669	212,323
Interest costs		38,700	54,950
Remeasurements		33,381	212,678
Benefits paid		(113,214)	(189,165)
Others		7,302	3,240

Defined benefit obligation at the end of period	~~W~~	2,276,999	2,137,161

3)	Changes in fair value of plan assets for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 were as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Fair value of plan assets at the beginning of period	~~W~~	1,997,717	1,714,166
Interest on plan assets		36,297	50,784
Remeasurement of plan assets		(7,127)	(19,761)
Contributions to plan assets		18,687	408,326
Benefits paid		(90,378)	(163,112)
Others		4,978	7,314

Fair value of plan assets at the end of period	~~W~~	1,960,174	1,997,717

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2019		2018	2019	2018
Current service costs	~~W~~	58,679	51,625	173,669	158,462
Net interest costs		168	938	2,403	2,723

	~~W~~	58,847	52,563	176,072	161,185

20. Other Liabilities

Other liabilities as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Current
Due to customers for contract work	~~W~~	587,391	709,180
Advances received		762,865	567,375
Unearned revenue		59,873	49,805
Withholdings		291,200	233,981
Firm commitment liability		15,103	24,373
Others		14,927	10,174

	~~W~~	1,731,359	1,594,888

Non-current
Unearned revenue	~~W~~	32,993	42,992
Others		58,978	84,369

	~~W~~	91,971	127,361

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and fair values of financial assets and financial liabilities by fair value hierarchy as of September 30, 2019 and December 31, 2018 are as follows

①	September 30, 2019

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	179,741	—	179,741	—	179,741
Short-term financial instruments		5,841,845	—	5,841,845	—	5,841,845
Debt securities		28,939	—	—	28,939	28,939
Other securities		334,717	4,139	73	330,505	334,717
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		9,295	—	9,295	—	9,295
Fair value through other comprehensive income
Equity securities		1,134,473	770,003	—	364,470	1,134,473
Debt securities		5,728	—	—	5,728	5,728
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		2,831,727	—	—	—	—
Trade accounts and notes receivable		8,954,884	—	—	—	—
Other receivables		2,167,500	—	—	—	—
Debt securities		314,552	—	—	—	—
Deposit instruments		1,749,078	—	—	—	—

	~~W~~	23,554,479	774,142	6,030,954	731,642	7,536,738

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	56,038	—	56,038	—	56,038
Derivative hedging instruments(*2)		8,779	—	8,779	—	8,779
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		3,731,888	—	—	—	—
Borrowings		19,854,882	—	20,151,073	—	20,151,073
Financial guarantee liabilities		57,566	—	—	—	—
Others		2,094,078	—	—	—	—

	~~W~~	25,803,231	—	20,215,890	—	20,215,890

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates carrying amounts.
(*2)

The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow accounting which uses currency swap as hedging instrument in order to hedge the risk of changes in foreign currency which influences cash flow from borrowings.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

②	December 31, 2018

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	16,662	—	16,662	—	16,662
Short-term financial instruments		6,099,303	—	6,099,303	—	6,099,303
Debt securities		27,229	—	—	27,229	27,229
Other securities		338,106	1,224	5,205	331,677	338,106
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments		32,421	—	32,421	—	32,421
Fair value through other comprehensive income
Equity securities		1,238,630	891,514	—	347,116	1,238,630
Debt securities		1,638	—	—	1,638	1,638
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		2,643,865	—	—	—	—
Trade accounts and notes receivable		8,819,617	—	—	—	—
Other receivables		1,843,381	—	—	—	—
Debt securities		8,447	—	—	—	—
Deposit instruments		1,966,558	—	—	—	—

	~~W~~	23,037,857	892,738	6,153,591	709,660	7,755,989

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	60,047	—	60,047	—	60,047
Derivative hedging instruments		13,710	—	13,710	—	13,710
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		4,035,960	—	—	—	—
Borrowings		20,209,270	—	20,377,105	—	20,377,105
Financial guarantee liabilities		68,205	—	—	—	—
Others		1,803,353	—	—	—	—

	~~W~~	26,190,545	—	20,450,862	—	20,450,862

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates carrying amounts.

2)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2019 and 2018 were as follows:

①	For the nine-month period ended September 30, 2019

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	105,893	(8,395)	—	9,931	630	108,059	—
Derivatives assets		—	203,729	—	143,072	—	346,801	—
Financial assets at fair value through other comprehensive income		—	—	—	—	66,041	66,041	(63,708)
Financial assets measured at amortized cost		122,398	—	528,105	(29,504)	(309)	620,690	—
Derivatives liabilities		—	(24,038)	—	(180,061)	—	(204,099)	(81)
Financial liabilities measured at amortized cost		(571,024)	—	(569,715)	(2,431)	(17,175)	(1,160,345)	—

	~~W~~	(342,733)	171,296	(41,610)	(58,993)	49,187	(222,853)	(63,789)

②	For the nine-month period ended September 30, 2018

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	105,627	(432)	—	5,336	1,975	112,506	—
Derivatives assets		—	41,573	—	170,893	—	212,466	—
Financial assets at fair value through other comprehensive income		—	—	—	—	48,192	48,192	(24,454)
Financial assets measured at amortized cost		131,709	—	125,751	(30,677)	(275)	226,508	—
Derivatives liabilities		—	(27,503)	—	(150,546)	—	(178,049)	(174)
Financial liabilities measured at amortized cost		(533,550)	—	(367,510)	—	(8,306)	(909,366)	—

	~~W~~	(296,214)	13,638	(241,759)	(4,994)	41,586	(487,743)	(24,628)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

3)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2019 and 2018 were as follows:

①	For the three-month period ended September 30, 2019

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income(loss)
Financial assets at fair value through profit or loss	~~W~~	37,796	(7,023)	—	3,507	—	34,280	—
Derivatives assets		—	95,751	—	60,483	—	156,234	—
Financial assets at fair value through other comprehensive income		—	—	—	—	15,293	15,293	(81,552)
Financial assets measured at amortized cost		36,518	—	242,400	(10,264)	(94)	268,560	—
Derivatives liabilities		—	(21,193)	—	(69,027)	—	(90,220)	19
Financial liabilities measured at amortized cost		(179,820)	—	(285,364)	—	(8,167)	(473,351)	—

	~~W~~	(105,506)	67,535	(42,964)	(15,301)	7,032	(89,204)	(81,533)

②	For the three-month period ended September 30, 2018

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	36,393	(326)	—	(80)	—	35,987	—
Derivatives assets		—	(23,933)	—	73,656	—	49,723	—
Financial assets at fair value through other comprehensive income		—	—	—	—	5,931	5,931	36,687
Financial assets measured at amortized cost		43,988	—	(112,913)	(8,881)	(90)	(77,896)	—
Derivatives liabilities		—	(14,084)	—	(54,253)	—	(68,337)	64
Financial liabilities measured at amortized cost		(195,894)	—	10,019	—	(10,593)	(196,468)	—

	~~W~~	(115,513)	(38,343)	(102,894)	10,442	(4,752)	(251,060)	36,751

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2018.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2019 and December 31, 2018 are as follows:

(Share, in Won)	September 30, 2019		December 31, 2018
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2019, total number of ADRs of 35,339,236 outstanding in overseas stock market are equivalent to 8,834,809 shares of common stock.
(*2)	As of September 30, 2019, the difference between the ending balance and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		796,623	784,047
Other capital surplus		110,782	162,679

	~~W~~	1,371,230	1,410,551

(c)

POSCO ENERGY CO., LTD., a subsidiary of the Company, issued redeemable convertible preferred shares which are classified as non-controlling interests in the consolidated financial statements. The details of redeemable convertible preferred shares as of September 30, 2019 are as follows:

(Share, in Won)	Redeemable Convertible Preferred Shares
Issue date	February 25, 2017

Number of shares issued	8,643,193 shares

Price per share	~~W~~28,346

Voting rights	No voting rights for 3 years from issue date

Dividend rights	Comparative, Non-participating
• Minimum dividend rate for 1~3 years : 3.98%
• Minimum dividend rate after 4 years : Comparative rate + Issuance spread + 2%

Details about Redemption	Issuer can demand redemption of all or part of redeemable convertible preferred shares every year after the issue date, for a period of 10 years from the issue date.

Details about Conversion	Stockholders of redeemable convertible preferred shares can convert them to common shares from 3 years after the issue date to the end of the redemption period (10 years). Conversion price is equal to issue price, which could be adjusted according to anti-dilution clause.

Redeemable convertible preferred stocks are classified as equity because the issuer has a redemption right and can control the circumstances in which the entity can settle a variable quantity of equity instruments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

23. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2019		December 31, 2018
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

(*1)	Details of issuance of hybrid bonds as of September 30, 2019 are as follows:

Hybrid bond 1-2
Maturity	30 years (POSCO has a right to extend the maturity)

Interest rate	Issue date ~ 2023-06-12 : 4.6%
Reset every 10 years as follows;
• After 10 years: return on government bond (10 years) + 1.4%
• After 10 years: additionally +0.25% according to Step-up clauses
• After 30 years: additionally +0.75%
Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)

Others	POSCO can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stockholders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of September 30, 2019 amounts to ~~W~~454 million.

(b)

POSCO ENERGY CO., LTD., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2019		December 31, 2018
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21	~~W~~	140,000	140,000
Issuance cost					(429)	(429)

				~~W~~	139,571	139,571

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(*1)	Details of hybrid bonds of POSCO ENERGY CO., LTD. as of September 30, 2019 are as follows:

Hybrid bond 1-4
Maturity	30 years (The issuer has a right to extend the maturity)

Interest rate

Issue date ~ 2023-08-29 : 5.21%

Reset every 10 years as follows;

•    After 10 years: return on government bond (10 years) + 1.55%

•    After 10 years: additionally + 0.25% according to Step-up clauses

•    After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The issuer can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of September 30, 2019 amounts to ~~W~~639 million.

24. Reserves

Reserves as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(619,285)	(670,435)
Changes in fair value of equity investments at fair value through other comprehensive income		(338,211)	(295,300)
Foreign currency translation differences		(94,911)	(417,817)
Gains or losses on valuation of derivatives		(429)	(352)
Others		(16,504)	(20,464)

	~~W~~	(1,069,340)	(1,404,368)

25. Treasury Shares

As of September 30, 2019, the Company holds 7,071,194 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

26. Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the nine-month periods ended September 30, 2019 and 2018 were as follows:

①	For the nine-month period ended September 30, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	23,988,855	16,121,940		517,833	40,628,628
Revenue from services		451,076	288,736	37,055	1,718,722	2,495,589
Revenue from construction contract				4,859,983	22,602	4,882,585
Others		37,705	105,798	4,427	169,067	316,997

	~~W~~	24,477,636	16,516,474	4,901,465	2,428,224	48,323,799

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	24,026,560	16,227,738	15,859	692,162	40,962,319
Revenue recognized over time		451,076	288,736	4,885,606	1,736,062	7,361,480

	~~W~~	24,477,636	16,516,474	4,901,465	2,428,224	48,323,799

②	For the nine-month period ended September 30, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	23,973,412	16,103,338	3,345	441,017	40,521,112
Revenue from services		437,585	480,743	49,981	1,606,067	2,574,376
Revenue from construction contract				4,862,741	26,437	4,889,178
Others		32,757	113,201	16,300	209,382	371,640

	~~W~~	24,443,754	16,697,282	4,932,367	2,282,903	48,356,306

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	24,006,169	16,216,539	19,645	657,001	40,899,354
Revenue recognized over time		437,585	480,743	4,912,722	1,625,902	7,456,952

	~~W~~	24,443,754	16,697,282	4,932,367	2,282,903	48,356,306

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

2)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended September 30, 2019 and 2018 were as follows:

①	For the three-month period ended September 30, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	8,068,894	5,184,949		176,097	13,429,940
Revenue from services		139,345	92,265	12,487	563,946	808,043
Revenue from construction contract				1,637,441	5,505	1,642,946
Others		14,767	36,896	975	54,659	107,297

	~~W~~	8,223,006	5,314,110	1,650,903	800,207	15,988,226

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	8,083,661	5,221,845	10,131	230,756	13,546,393
Revenue recognized over time		139,345	92,265	1,640,772	569,451	2,441,833

	~~W~~	8,223,006	5,314,110	1,650,903	800,207	15,988,226

②	For the three-month period ended September 30, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	7,996,136	5,532,883	1,167	159,153	13,689,339
Revenue from services		155,430	168,515	12,138	512,106	848,189
Revenue from construction contract				1,741,179	1,468	1,742,647
Others		14,345	40,025	2,703	73,478	130,551

	~~W~~	8,165,911	5,741,423	1,757,187	746,205	16,410,726

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	8,010,481	5,572,908	3,870	234,293	13,821,552
Revenue recognized over time		155,430	168,515	1,753,317	511,912	2,589,174

	~~W~~	8,165,911	5,741,423	1,757,187	746,205	16,410,726

(b)	Details of contract assets and liabilities from contracts with customers as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Receivables
Account receivables	~~W~~	8,954,884	8,819,617
Contract assets
Due from customers for contract work		1,071,556	890,117
Contract liabilities
Advance received		762,341	592,125
Due to customers for contract work		587,391	709,180
Unearned revenue		92,636	91,872

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

27. Revenue – Contract Balances

(a)	Details of in-progress contracts as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019			December 31, 2018
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	27,782,574	251,507	27,860,778	234,092
Accumulated contract profit		2,647,024	44,967	2,266,897	34,815
Accumulated contract loss		(1,120,766)	(2,061)	(792,496)	(12,042)
Accumulated contract revenue		29,308,832	294,413	29,335,179	256,865

(b)	Details of due from customers for contract work and due to customers for contract work as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019			December 31, 2018
	Construction segment		Others	Construction segment	Others
Due from customers for contract work	~~W~~	1,105,075	41,311	914,489	48,571
Due to customers for contract work		(556,970)	(30,421)	(676,990)	(32,190)

	~~W~~	548,105	10,890	237,499	16,381

(c)	Details of the provisions of construction loss as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Construction segment	~~W~~	35,443	31,067
Others		540	1,203

	~~W~~	35,983	32,270

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(d)

Due to the factors causing the variation of costs for the nine-month period ended September 30, 2019, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profits or loss for the nine-month period ended September 30, 2019 and future periods are as follows:

(in millions of Won)	Changes in estimated total contract costs		Changes in profit (loss) of contract
			Net income (loss)	Future income (loss)	Total
Construction segment	~~W~~	443,237	(126,141)	24,911	(101,230)
Others		2,158	13,320	(4,799)	8,521

	~~W~~	445,395	(112,821)	20,112	(92,709)

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contracts to September 30, 2019. The estimation is evaluated for the total contract cost and expected total contract revenue at the end of the reporting period. Also, it may change in future periods.

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date against the estimated total cost of completion. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

28. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2019		2018	2019	2018
Wages and salaries	~~W~~	210,590	191,939	616,453	599,478
Expenses related to post-employment benefits		24,774	15,609	64,844	52,767
Other employee benefits		42,701	40,707	131,822	136,794
Travel		10,250	9,778	31,431	29,872
Depreciation		33,761	22,909	99,381	74,512
Amortization		28,110	28,200	84,912	83,636
Communication		2,517	2,367	7,546	7,310
Electricity expenses		2,480	2,191	6,511	6,372
Taxes and public dues		15,574	13,268	47,430	52,265
Rental		9,420	18,527	30,097	52,907
Repairs		3,107	2,123	9,731	9,990
Entertainment		2,738	2,886	8,379	8,518
Advertising		21,276	21,384	63,241	81,184
Research & development		26,839	32,359	83,521	84,130
Service fees		37,417	36,102	125,005	115,360
Vehicles maintenance		1,685	2,305	5,932	6,487
Industry association fee		1,738	1,288	7,155	7,198
Conference		3,462	3,135	11,272	10,141
Increase to (reversal of) provisions		2,126	(11,267)	4,608	10,679
Others		10,205	10,755	34,118	32,307

	~~W~~	490,770	446,565	1,473,389	1,461,907

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(b) Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2019		2018	2019	2018
Freight and custody expenses(*1)	~~W~~	42,775	43,576	130,312	127,925
Operating expenses for distribution center		2,201	2,673	7,452	7,851
Sales commissions		18,565	17,214	57,164	47,352
Sales advertising		341	1,006	945	2,049
Sales promotion		2,202	3,555	7,217	9,930
Sample		503	458	1,631	1,928
Sales insurance premium		8,208	9,127	24,133	28,307
Contract cost		8,605	6,057	24,684	11,052
Others		4,624	3,760	15,949	10,492

	~~W~~	88,024	87,426	269,487	246,886

(*1)

The Company identified the shipping services included in the contract with customers as a separate performance obligations, and as of December 31, 2018, expenses incurred for the delivery of shipping services had been reclassified from selling expenses to cost of sales. Meanwhile, in order to compare financial statements ended September 30, 2019 to those for the same period ended September 30, 2018, the company reclassified ~~W~~922,276 million of expense of shipping service to cost of sales for the nine-month period ended September 30, 2018. This reclassification does not affect the amount of net assets for the year ended December 31, 2018, and net income for the nine-month period ended September 30, 2018.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

29. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2019		2018	2019	2018
Finance income
Interest income(*1)	~~W~~	74,314	80,381	228,291	237,336
Dividend income		15,293	5,931	66,671	50,167
Gain on foreign currency transactions		258,433	206,390	638,199	531,848
Gain on foreign currency translations		77,820	(156,026)	277,437	177,432
Gain on derivatives transactions		63,843	74,780	148,443	173,231
Gain on valuations of derivatives		97,054	(35,751)	243,923	79,230
Gain on disposals of financial assets at fair value through profit or loss		5,318	71	12,298	6,461
Gain on valuations of financial assets at fair value through profit or loss		9,673	110	11,120	4,377
Others		969	(1,898)	3,212	4,026

	~~W~~	602,717	173,988	1,629,594	1,264,108

Finance costs
Interest expenses	~~W~~	179,820	195,894	571,024	533,550
Loss on foreign currency transactions		219,368	237,961	534,666	562,853
Loss on foreign currency translations		159,849	(84,703)	422,580	388,186
Loss on derivatives transactions		72,387	55,377	185,432	152,884
Loss on valuation of derivatives		22,496	2,266	64,232	65,160
Loss on disposal of trade accounts and notes receivable		10,264	8,881	29,504	30,677
Loss on disposals of financial assets at fair value through profit or loss		1,810	151	2,367	1,125
Loss on valuations of financial assets at fair value through profit or loss		16,697	436	19,515	4,809
Others		9,231	8,785	23,127	12,607

	~~W~~	691,922	425,048	1,852,447	1,751,851

(*1)	Interest income calculated using the effective interest method for the nine-month periods ended September 30, 2019 and 2018 were ~~W~~122,398 million and ~~W~~131,709 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

30. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2019		2018	2019	2018
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	—	12,019	8,536	12,123
Gain on disposals of investments in subsidiaries, associates and joint ventures		4,929	1,101	20,750	45,500
Gain on disposals of property, plant and equipment		5,567	15,721	21,929	36,811
Gain on disposals of intangible assets		820	9,431	1,346	110,814
Gain on valuation of firm commitment		22,952	12,229	51,920	39,190
Gain on valuation of emission rights		—	—	25,440	—
Gain on disposals of emission rights		11,141	—	11,141	—
Reversal of other provisions		29,120	72	35,291	2,946
Others(*1)		40,384	58,548	95,928	188,822

	~~W~~	114,913	109,121	272,281	436,206

Other non-operating expenses
Impairment loss on assets held for sale	~~W~~	37,597	685	40,943	47,581
Loss on disposals of investments in subsidiaries, associates and joint ventures		281	14	5,867	3,419
Loss on disposals of property, plant and equipment		23,826	19,493	61,222	78,565
Impairment losses on property, plant and equipment		45,029	20	194,688	18,890
Impairment losses on intangible assets		124,525	312	125,696	2,075
Loss on valuation of firm commitment		11,704	17,422	30,276	36,117
Idle tangible assets expenses		8,192	2,073	26,619	6,475
Increase to provisions		5,801	7,593	13,172	82,234
Donations		12,935	743	24,129	25,726
Others(*2)		20,317	(76,680)	71,463	117,158

	~~W~~	290,207	(28,325)	594,075	418,240

(*1)

During the nine-month period ended September 30, 2018, the Company recognized ~~W~~55,306 million of tax refund other than corporate income tax due to the consequences of appeal to tax tribunal and claim for rectification against tax investigation as non-operating income.

(*2)	During the nine-month period ended September 30, 2018, the Company recognized ~~W~~52,997 million of additional taxes imposed about value added tax related to imported LNG as non-operating expense.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

31. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2019		2018	2019	2018
Raw material used, changes in inventories and others	~~W~~	9,417,705	9,648,661	28,674,400	28,327,941
Employee benefits expenses		942,398	806,757	2,688,563	2,572,037
Outsourced processing cost		2,067,057	1,840,462	5,829,808	5,323,868
Electricity expenses		247,474	220,731	726,188	684,153
Depreciation(*1)		746,172	730,641	2,269,280	2,167,285
Amortization		113,214	69,239	316,947	273,674
Freight and custody expenses		353,335	367,035	1,084,969	1,050,201
Sales commissions		18,565	17,214	57,164	47,352
Loss on disposal of property, plant and equipment		23,826	19,493	61,222	78,565
Impairment loss on property, plant and equipment		45,029	20	194,688	18,890
Impairment loss on intangible assets		124,525	312	125,696	2,075
Donations		12,935	743	24,129	25,726
Other expenses		1,142,350	1,145,863	3,586,881	3,961,405

	~~W~~	15,254,585	14,867,171	45,639,935	44,533,172

(*1)	Includes depreciation expense of investment property.

32. Income Taxes

The effective tax rates of the Company for the nine-month periods ended September 30, 2019 and 2018 were 34.13% and 29.46%, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

33. Earnings per Share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

(in Won except per share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2019		2018	2019	2018
Profit attribute to controlling interest	~~W~~	430,875,315,211	1,019,525,874,393	1,784,414,381,573	2,558,060,147,314
Interests of hybrid bonds		(1,681,205,479)	(1,681,205,479)	(4,988,794,519)	(16,039,780,819)
Weighted-average number of common shares outstanding (*1)		80,115,641	80,000,982	80,113,124	80,000,428

Basic and diluted earnings per share	~~W~~	5,357	12,723	22,211	31,775

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(Share)	For the three-month periods ended June 30		For the six-month periods ended June 30
	2019	2018	2019	2018
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,071,194)	(7,185,853)	(7,073,711)	(7,186,407)

Weighted-average number of common shares outstanding	80,115,641	80,000,982	80,113,124	80,000,428

Since there were no potential shares of common stock which had dilutive effects as of September 30, 2019 and 2018, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

34. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the nine-month periods ended September 30, 2019 and 2018 were as follows:

1)	For the nine-month period ended September 30, 2019

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,151	11,110	—	226,604	25	12,064
POSCO COATED & COLOR STEEL Co., Ltd.		354,046	1,942	95	—	13,595	586
POSCO ICT(*4)		2,213	4,990	—	226,456	26,235	131,522
eNtoB Corporation		11	66	231,896	28,678	72	18,443
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		289,090	30,298	389,598	12,396	236,114	3,084
POSCO ENERGY CO., LTD.(*5)		147,124	1,252	1,090	—	—	1,672
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		4,426,067	46,572	459,705	—	38,067	4,516
POSCO Thainox Public Company Limited		188,527	13,795	6,706	—	—	3
POSCO America Corporation		232,724	—	—	—	—	1,682
POSCO Canada Ltd.		340	751	245,123	—	—	—
POSCO Asia Co., Ltd.		1,300,580	975	323,203	72	1,484	5,093
Qingdao Pohang Stainless Steel Co., Ltd.		99,757	—	—	—	—	—
POSCO JAPAN Co., Ltd.		1,134,448	36	29,843	3,685	—	2,898
POSCO-VIETNAM Co., Ltd.		222,692	263	—	—	—	37
POSCO MEXICO S.A. DE C.V.		238,357	89	—	—	—	246
POSCO Maharashtra Steel Private Limited		513,467	266	—	—	—	256
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		81,829	1	2,189	—	—	—
POSCO VST CO., LTD.		217,034	—	—	—	—	62
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	285	514,751	—	—	—
Others		685,845	17,396	106,193	19,147	182,202	119,078

		10,139,302	130,087	2,310,392	517,038	497,794	301,242

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		412	70	2,009	183,351	12,994	16,430
SNNC		4,121	3,910	420,720	—	—	10
POSCO-SAMSUNG-Slovakia Processing Center		50,894	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	841,866	—	—	—
Others		11,830	107,865	43,088	—	—	—

		67,257	111,845	1,307,683	183,351	12,994	16,440

	~~W~~	10,206,559	241,932	3,618,075	700,389	510,788	317,682

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of September 30, 2019, the Company provided guarantees to related parties (Note 35).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)

During the nine-month period ended September 30, 2019, POSCO ENERGY CO., LTD, subsidiary of the Company, spun off Off-gas power station business sector and it was merged into the Controlling Company. The Controlling Company disposed of LNG terminal business to POSCO ENERGY CO., LTD.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

2)	For the nine-month period ended September 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	6,369	76	—	196,752	12	29,718
POSCO COATED & COLOR STEEL Co., Ltd.		356,527	2,724	—	—	6,869	1,276
POSCO ICT		1,972	7,475	—	204,736	24,754	139,216
eNtoB Corporation		9	60	264,079	18,832	217	20,548
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		302,031	28,457	395,063	17,218	234,193	1,271
POSCO ENERGY CO., LTD.		146,878	1,060	—	—	—	—
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		4,510,731	41,542	532,993	—	43,401	1,200
POSCO Thainox Public Company Limited		215,188	5,249	8,508	—	—	—
POSCO America Corporation		231,452	—	—	—	—	1,715
POSCO Canada Ltd.		190	1,234	197,650	—	—	—
POSCO Asia Co., Ltd.		1,412,737	189	430,584	556	1,876	2,866
Qingdao Pohang Stainless Steel Co., Ltd.		134,544	7	—	—	—	34
POSCO JAPAN Co., Ltd.		1,056,147	6	18,655	2,528	—	2,574
POSCO-VIETNAM CO., Ltd.		220,718	71	—	—	—	8
POSCO MEXICO S.A. DE C.V.		220,900	59	—	—	—	35
POSCO Maharashtra Steel Private Limited		423,802	490	—	—	—	115
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		165,483	—	1,111	—	—	5
POSCO VST CO., LTD.		225,298	1	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	136	170,716	—	—	—
Others		671,217	36,323	115,059	15,708	193,469	95,559

		10,302,193	125,159	2,134,418	456,330	504,791	296,140

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		9,275	144	2,340	119,442	17,299	5,397
SNNC		3,784	799	384,903	—	—	5
POSCO-SAMSUNG-Slovakia Processing Center		56,357	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	602,687	—	—	—
Others		8,557	53,013	54,996	—	—	5

		77,973	53,956	1,044,926	119,442	17,299	5,407

	~~W~~	10,380,166	179,115	3,179,344	575,772	522,090	301,547

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(b)	Significant transactions between the controlling company and related companies for the three-month periods ended September 30, 2019 and 2018 were as follows:

1)	For the three-month period ended September 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	1,543	21	—	87,255	4	6,831
POSCO COATED & COLOR STEEL Co., Ltd.		120,638	235	95	—	5,911	95
POSCO ICT		704	1	—	77,639	9,180	42,684
eNtoB Corporation		4	6	72,320	11,742	13	5,012
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		91,297	5,169	134,299	4,818	79,731	1,074
POSCO ENERGY CO., LTD.		40,522	628	1,090	—	—	1,610
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		1,584,691	—	129,661	—	12,030	1,947
POSCO Thainox Public Company Limited		68,495	120	2,973	—	—	—
POSCO America Corporation		48,207	—	—	—	—	1,643
POSCO Canada Ltd.		—	147	93,231	—	—	—
POSCO Asia Co., Ltd.		438,809	390	74,772	72	497	2,297
Qingdao Pohang Stainless Steel Co., Ltd.		40,347	—	—	—	—	—
POSCO JAPAN Co., Ltd.		378,091	36	8,290	664	—	1,411
POSCO-VIETNAM Co., Ltd.		81,157	82	—	—	—	—
POSCO MEXICO S.A. DE C.V.		84,591	58	—	—	—	241
POSCO Maharashtra Steel Private Limited		179,859	79	—	—	—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		38,516	1	708	—	—	—
POSCO VST CO., LTD.		80,009	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	105	192,541	—	—	—
Others		260,530	2,836	25,138	8,575	48,620	58,287

		3,538,010	9,914	735,118	190,765	155,986	123,132

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		229	5	610	72,737	3,668	7,068
SNNC		1,374	530	176,094	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		19,130	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	359,018	—	—	—
Others		4,845	21,828	15,961	—	—	—

		25,578	22,363	551,683	72,737	3,668	7,068

	~~W~~	3,563,588	32,277	1,286,801	263,502	159,654	130,200

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

2)	For the three-month period ended September 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	1,402	13	—	57,027	3	6,513
POSCO COATED & COLOR STEEL Co., Ltd.		129,328	—	—	—	2,651	612
POSCO ICT		653	—	—	67,368	8,581	44,048
eNtoB Corporation		4	—	88,165	10,485	159	8,256
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		101,449	5,376	135,439	1,240	78,643	670
POSCO ENERGY CO., LTD.		50,970	358	—	—	—	—
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		1,618,711	2,683	189,376	—	14,023	525
POSCO Thainox Public Company Limited		74,564	—	3,056	—	—	—
POSCO America Corporation		96,316	—	—	—	—	768
POSCO Canada Ltd.		—	352	69,486	—	—	—
POSCO Asia Co., Ltd.		460,938	27	194,209	21	551	982
Qingdao Pohang Stainless Steel Co., Ltd.		47,367	—	—	—	—	29
POSCO JAPAN Co., Ltd.		362,715	—	6,938	819	—	1,081
POSCO-VIETNAM Co., Ltd.		56,802	50	—	—	—	—
POSCO MEXICO S.A. DE C.V.		74,511	22	—	—	—	35
POSCO Maharashtra Steel Private Limited		154,893	141	—	—	—	29
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		53,227	—	1,111	—	—	—
POSCO VST CO., LTD.		75,222	1	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	93	70,474	—	—	—
Others		242,439	15,826	69,675	4,694	64,998	32,635

		3,601,511	24,942	827,929	141,654	169,609	96,183

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		4,007	36	708	43,867	6,790	614
SNNC		1,317	197	141,893	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		27,844	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	193,872	—	—	—
Others		3,450	7,885	19,173	—	—	—

		36,618	8,118	355,646	43,867	6,790	614

	~~W~~	3,638,129	33,060	1,183,575	185,521	176,399	96,797

(c)	The related account balances of significant transactions between the controlling company and related companies as of September 30, 2019 and December 31, 2018 are as follows:

1)	September 30, 2019

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	1	4,813	4,814	—	43,963	437	44,400
POSCO COATED & COLOR STEEL Co., Ltd.		62,960	275	63,235	10	—	2,809	2,819
POSCO ICT		—	167	167	1,306	62,134	39,846	103,286
eNtoB Corporation		—	—	—	4,316	36,982	5	41,303
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		31,109	4,036	35,145	17,932	53,854	19,180	90,966
POSCO ENERGY CO., LTD.		1,221	8,792	10,013	—	124,169	4,324	128,493
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		593,425	197	593,622	249	2,418	3,949	6,616
POSCO Thainox Public Company Limited		41,333	2	41,335	—	—	—	—
POSCO America Corporation		7,170	—	7,170	—	285	—	285
POSCO Asia Co., Ltd.		463,308	1,333	464,641	11,811	—	—	11,811
Qingdao Pohang Stainless Steel Co., Ltd.		30,935	—	30,935	—	—	—	—
POSCO MEXICO S.A. DE C.V.		115,927	1,260	117,187	—	99	—	99
POSCO Maharashtra Steel Private Limited		277,304	1,523	278,827	—	—	—	—
Others (*1)		454,764	48,169	502,933	69,851	35,317	88,212	193,380

		2,079,457	70,567	2,150,024	105,475	359,221	158,762	623,458

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		—	2	2	1,299	23,884	—	25,183
SNNC		271	71	342	37,679	—	—	37,679
Roy Hill Holdings Pty Ltd		—	—	—	53,017	—	—	53,017
Others		959	38,350	39,309	355	76	—	431

		1,230	38,423	39,653	92,350	23,960	—	116,310

	~~W~~	2,080,687	108,990	2,189,677	197,825	383,181	158,762	739,768

(*1)

During the year ended December 31, 2018, the Company made loans of ~~W~~2,950 million to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company. As of September 30, 2019, corresponding amounts of those loans were recorded as allowance for doubtful accounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

2)	December 31, 2018

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	57	5,181	5,238	—	52,775	438	53,213
POSCO COATED & COLOR STEEL Co., Ltd.		55,598	317	55,915	—	25	1,194	1,219
POSCO ICT		—	229	229	1,572	112,960	8,717	123,249
eNtoB Corporation		—	—	—	10,860	22,072	11	32,943
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		40,258	3,883	44,141	19,911	58,725	19,012	97,648
POSCO ENERGY CO., LTD.		22,163	1,700	23,863	—	—	1,425	1,425
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		437,554	1,056	438,610	161	1,881	5,304	7,346
POSCO Thainox Public Company Limited		71,189	—	71,189	467	71	—	538
POSCO America Corporation		14,338	—	14,338	—	221	—	221
POSCO Asia Co., Ltd.		480,205	1,047	481,252	7,839	—	—	7,839
Qingdao Pohang Stainless Steel Co., Ltd.		52,037	—	52,037	—	—	—	—
POSCO MEXICO S.A. DE C.V.		101,179	218	101,397	—	—	—	—
POSCO Maharashtra Steel Private Limited		390,413	1,428	391,841	—	—	—	—
Others		379,950	54,407	434,357	33,183	36,591	85,745	155,519

		2,044,941	69,466	2,114,407	73,993	285,321	121,846	481,160

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		249	10	259	3,275	34,803	—	38,078
SNNC		541	61	602	22,188	—	—	22,188
Roy Hill Holdings Pty Ltd		—	—	—	22,997	—	—	22,997
Others		918	910	1,828	217	76	—	293

		1,708	981	2,689	48,677	34,879	—	83,556

	~~W~~	2,046,649	70,447	2,117,096	122,670	320,200	121,846	564,716

(d)	Significant transactions between the Company, excluding the controlling company, and related companies for the nine-month periods ended September 30, 2019 and 2018 were as follows:

1)	For the nine-month period ended September 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	10,134	—	34	12,206
New Songdo International City Development, LLC		5,276	4,471	—	18
SNNC		58,663	—	26,910	51,967
Chuncheon Energy Co., Ltd.		1,227	—	—	—
Noeul Green Energy Co., Ltd.		4,906	—	—	1,217
USS-POSCO Industries		2	—	1,710	—
CSP - Compania Siderurgica do Pecem		90,310	7,419	324,947	26,755
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		25,543	—	32,731	—
LLP POSUK Titanium		—	—	272	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		7	—	2,948	—
POS-SEAHSTEELWIRE(TIANJIN) CO.,Ltd		8,035	—	—	—
PT. Batutua Tembaga Raya		—	631	31,980	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		22,264	—	263	—
Sebang Steel		—	—	4,862	—
DMSA/AMSA		—	—	50,723	—
South-East Asia Gas Pipeline Company Ltd.		49	37,984	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		67,073	16,369	3,714	1,629
POSPower Co., Ltd.		117,851	—	—	—
TK CHEMICAL CORPORATION		131,016	—	50,766	—
Others		168,928	46,136	22,256	22,151

	~~W~~	711,284	113,010	554,116	115,943

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

2)	For the nine-month period ended September 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	12,521	—	62	18,281
New Songdo International City Development, LLC		30,150	33,382	—	12
SNNC		47,805	128	8,874	36,555
Chuncheon Energy Co., Ltd.		24,327	—	—	—
Noeul Green Energy Co., Ltd.		4,782	—	—	—
VSC POSCO Steel Corporation		12,412	—	2,051	15
USS-POSCO Industries		—	—	1,887	—
CSP - Compania Siderurgica do Pecem		176,115	8,963	180,863	26,131
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		35,574	—	56,135	—
LLP POSUK Titanium		—	—	944	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	8,806	—
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		10,187	—	—	—
PT. Batutua Tembaga Raya		—	48	9,319	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		23,612	—	192	—
Sebang Steel		—	—	11,093	14
DMSA/AMSA		—	—	29,556	587
South-East Asia Gas Pipeline Company Ltd.		—	33,840	—	—
Others		242,254	46,853	14,832	41,473

	~~W~~	619,739	123,214	324,614	123,068

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(e)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended September 30, 2019 and 2018 were as follows:

1)	For the three-month period ended September 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,475	—	13	4,449
New Songdo International City Development, LLC		4,525	—	—	5
SNNC		14,638	—	7,949	20,811
Chuncheon Energy Co., Ltd.		82	—	—	—
Noeul Green Energy Co., Ltd.		1,545	—	—	—
USS-POSCO Industries		—	—	394	—
CSP - Compania Siderurgica do Pecem		5,712	—	104,405	16,169
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		8,998	—	10,576	—
LLP POSUK Titanium		—	—	—	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		4	—	1,140	—
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		2,737	—	—	—
PT. Batutua Tembaga Raya		—	136	10,346	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,513	—	90	—
Sebang Steel		—	—	—	—
DMSA/AMSA		—	—	20,110	—
South-East Asia Gas Pipeline Company Ltd.		22	28,597	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		22,424	—	1,094	509
POSPower Co., Ltd.		38,579	—	—	—
TK CHEMICAL CORPORATION		44,029	—	11,312	—
Others		65,503	8,112	10,606	13,105

	~~W~~	221,786	36,845	178,035	55,048

2)	For the three-month period ended September 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,773	—	15	10,749
New Songdo International City Development, LLC		4,044	12,091	—	—
SNNC		9,833	128	4,104	19,729
Chuncheon Energy Co., Ltd.		3,978	—	—	—
Noeul Green Energy Co., Ltd.		1,661	—	—	—
VSC POSCO Steel Corporation		177	—	652	—
USS-POSCO Industries		—	—	715	—
CSP - Compania Siderurgica do Pecem		58,639	2,437	121,291	4,591
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,348	—	18,000	—
LLP POSUK Titanium		—	—	197	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	3,373	—
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		2,975	—	—	—
PT. Batutua Tembaga Raya		—	48	4,200	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,474	—	73	—
Sebang Steel		—	—	2,410	—
DMSA/AMSA		—	—	9,616	—
South-East Asia Gas Pipeline Company Ltd.		—	5,257	—	—
Others		99,238	18,231	6,803	14,308

	~~W~~	203,140	38,192	171,449	49,377

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(f)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of September 30, 2019 and December 31, 2018 are as follows:

1)	September 30, 2019

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,646	—	5	4,651	4,521	341	4,862
New Songdo International City Development, LLC		69,494	—	20,592	90,086	—	—	—
Chuncheon Energy Co., Ltd.		—	4,008	—	4,008	586	—	586
POSPower Co., Ltd.		27,021	—	—	27,021	—	115,836	115,836
Nickel Mining Company SAS		—	61,319	119	61,438	2,456	—	2,456
CSP - Compania Siderurgica do Pecem		318,709	—	43,387	362,096	27,922	—	27,922
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		8,489	—	—	8,489	1,470	—	1,470
PT. Batutua Tembaga Raya		—	36,846	592	37,438	9	—	9
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,335	1,201	9	8,545	127	—	127
DMSA/AMSA		—	61,457	1,735	63,192	315	—	315
South-East Asia Gas Pipeline Company Ltd.		7	166,009	—	166,016	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		8,094	—	—	8,094	1,024	—	1,024
TK CHEMICAL CORPORATION		39,927	—	—	39,927	2,565	—	2,565
Others		92,491	157,114	13,296	262,901	7,341	4,645	11,986

	~~W~~	576,213	487,954	79,735	1,143,902	48,336	120,822	169,158

2)	December 31, 2018

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	3,593	—	6	3,599	6,160	217	6,377
New Songdo International City Development, LLC		233,157	—	—	233,157	—	—	—
Chuncheon Energy Co., Ltd.		—	—	—	—	—	1,758	1,758
POSPower Co., Ltd.		13,703	—	—	13,703	—	66,856	66,856
Nickel Mining Company SAS		—	59,664	118	59,782	—	—	—
CSP - Compania Siderurgica do Pecem		364,190	—	9,669	373,859	62,578	—	62,578
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,836	—	—	10,836	2,101	—	2,101
PT. Batutua Tembaga Raya		—	35,100	171	35,271	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,274	3,354	27	9,655	66	—	66
DMSA/AMSA		—	64,297	—	64,297	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	191,107	—	191,107	—	—	—
Others		75,382	136,117	13,071	224,570	7,768	5,363	13,131

	~~W~~	707,135	489,639	23,062	1,219,836	78,673	74,194	152,867

(g)

Significant financial transactions between the Company, excluding the controlling company, and related companies for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 were as follows:

1)	September 30, 2019

(in millions of Won)	Beginning		Lend	Collect	Others(* 2)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	5,695	3,389	—	—	9,084
DMSA/AMSA(*1)		64,297	11,504	—	(14,344)	61,457
South-East Asia Gas Pipeline Company Ltd.		191,107	—	(35,767)	10,669	166,009
PT. Batutua Tembaga Raya		35,100	—	—	1,746	36,846
PT. Tanggamus Electric Power		4,423	—	—	329	4,752
PT. Wampu Electric Power		5,330	—	—	397	5,727
PT. POSMI Steel Indonesia		2,236	—	—	167	2,403
Nickel Mining Company SAS		59,664	—	—	1,655	61,319
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,709	—	—	499	7,208
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		3,354	—	(2,236)	83	1,201
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,709	—	—	499	7,208
AMCI (WA) PTY LTD		90,480	3,408	—	2,838	96,726
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,590	—	—	417	6,007
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		8,945	—	—	665	9,610
Hyo-chun Co., Ltd.(*3)		—	—	—	2,382	2,382
Chun-cheon Energy Co., Ltd.		—	4,008	—	—	4,008
POS-AUSTEM Suzhou Automotive Co., Ltd		—	5,808	—	199	6,007

	~~W~~	489,639	28,117	(38,003)	8,201	487,954

(*1)	During the nine-month period ended September 30, 2019, loans amounting to ~~W~~18,557 million have been converted to shares of DMSA/AMSA, and its amount is included in others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(*2)	Includes adjustments of foreign currency translation differences and others.
(*3)	During the nine-month period ended September 30, 2019, it was newly classified to associates.

2)	December 31, 2018

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and jointventures
New Songdo International City	~~W~~	282,775	150	(252,759)	(30,166)	—
Development, LLC
Gale International Korea, LLC		2,000	8,500	(10,500)	—	—
UITrans LRT Co., Ltd.		—	5,695	—	—	5,695
DMSA/AMSA(*1)		69,713	9,965	(342)	(15,039)	64,297
South-East Asia Gas Pipeline Company Ltd.		229,880	—	(47,569)	8,796	191,107
PT. Batutua Tembaga Raya		29,048	4,678	—	1,374	35,100
PT. Tanggamus Electric Power		3,197	—	—	1,226	4,423
PT. Wampu Electric Power		5,107	—	—	223	5,330
PT. POSMI Steel Indonesia		4,286	—	(2,200)	150	2,236
Nickel Mining Company SAS		59,668	—	—	(4)	59,664
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		5,357	—	(5,357)	—	—
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,428	—	—	281	6,709
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		5,357	4,451	(6,454)	—	3,354
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,428	—	—	281	6,709
AMCI (WA) PTY LTD		92,061	3,795	—	(5,376)	90,480
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,357	5,564	(5,357)	26	5,590
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		8,571	8,902	(8,571)	43	8,945
SAMHWAN VINA CO., LTD		1,071	—	(1,071)	—	—

	~~W~~	816,304	51,700	(340,180)	(38,185)	489,639

(*1)	During the year ended December 31, 2018, loans amounting to ~~W~~17,559 million have been converted to common shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

(h)	For the nine-month periods ended September 30, 2019 and 2018, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2019		September 30, 2018
Short-term benefits	~~W~~	86,850	86,256
Long-term benefits		11,365	10,922
Retirement benefits		14,031	15,814

	~~W~~	112,246	112,992

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

35. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of September 30, 2019 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	BOC and others	USD	100,000,000	120,130	100,000,000	120,130
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	176,023	131,874,750	158,421
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & CO Co.,Ltd.(SPC)	THB	5,501,000,000	215,694	5,501,000,000	215,694
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	506,853,000	608,883	126,090,900	151,473
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	120,000,000	144,156	120,000,000	144,156
	POSCO SS VINA CO., LTD.	Export-Import Bank of Korea and others	USD	299,941,250	360,319	299,663,928	359,986
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	187,403	156,000,000	187,403
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,622,115	1,018,862,376	1,223,961
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	Daewoo Global Development. Pte., Ltd	Export-Import Bank of Korea and others	USD	199,884,500	240,121	196,017,000	235,475
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED (Formerly, Daewoo Power PNG Ltd.)	Export-Import Bank of Korea	USD	44,200,000	53,097	44,200,000	53,097
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD. (Formerly, GOLDEN LACE DAEWOO COMPANY LIMITED.)	Shinhan Bank and others	USD	11,000,000	13,214	11,000,000	13,214
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	17,602	14,652,750	17,602
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	135,000,000	162,176	134,072,252	161,061
		KEB Hana bank	IDR	150,000,000,000	12,720	150,000,000,000	12,720
	POSCO INTERNATIONAL AMERICA Corp.					10,000,000	12,013
	POSCO INTERNATIONAL SINGAPOLE Pte. Ltd					5,169,948	6,211
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					13,000,000	15,617
	POSCO INTERNATIONAL Japan Corp.	Bank Mendes Gans	USD	50,000,000	60,065	—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL Deutschland GmbH					—	—
	POSCO INTERNATIONAL Italia S.R.L.					—	—
	SPH Co., Ltd.	Shinyoung securities	KRW	10,000	10,000	—	—
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd. and others	USD	47,000,000	56,461	47,000,000	56,461
	POSCO Engineering and Construction India Private Limited	KEB Hana bank	INR	221,000,000	3,766	157,200,000	2,679
	PT.POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	10,900,000	13,094	10,900,000	13,094
	Daewoo Global Development. Pte., Ltd	SMBC and others	USD	163,633,000	196,572	163,633,000	196,572
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	148,000,000	177,792	148,000,000	177,792
	SPH Co., Ltd.	Shinyoung securities	KRW	10,000	10,000	—	—
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	2,700,000	3,244	1,500,000	1,802
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)	PT.Krakatau Posco Chemtech Calcination	POSCO Asia Co., Ltd.	USD	15,200,000	18,260	12,800,000	15,377
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	16,803	13,986,947	16,803
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	232,932	113,149,791	135,927
POSCO Asia Co., Ltd.	POSCO America Corporation	SMBC	USD	70,000,000	84,091	70,000,000	84,091

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	392,956,955	472,061	374,990,594	450,476
		BNDES	BRL	464,060,000	134,002	464,060,000	134,002
	LLP POSUK Titanium	SMBC	USD	15,000,000	18,020	15,000,000	18,020
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	60,473	46,000,000	60,473
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	GLOBAL KOMSCO Daewoo LLC	KEB Hana Bank	USD	8,225,000	9,881	8,050,000	9,670
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	440,000	440,000	438,000	438,000
	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	20,740	20,740	6,686	6,686
	Chuncheon Energy Co., Ltd.	Kookmin Bank and others	KRW	12,430	12,430	4,008	4,008
	Pohang E&E Co., Ltd.	Heungkuk Life Insurance Co., Ltd.	KRW	6,500	6,500	—	—
	Incheon-Gimpo Expressway Co, Ltd.	Kookmin Bank and others	KRW	28,940	28,940	—	—
	JB CLARK HILLS	KOREA INVESTMENT & SECURITIES Co., Ltd.	KRW	40,000	40,000	30,000	30,000
POSCO ICT	Incheon-Gimpo Expressway Co, Ltd.	KDB Bank	KRW	100,000	100,000	100,000	100,000
	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	76,000	76,000	76,000	76,000
	Hyochun Co., Ltd.	Kyobo Securities	KRW	39,575	39,575	39,575	39,575
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	KEB Hana Bank	USD	1,140,000	1,369	601,667	723
POSCO(Suzhou) Automotive Processing Center Co.,Ltd.	POS-InfraAuto (Suzhou) Co., Ltd	KDB Bank and others	USD	769,500	924	769,500	924
[Others]
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	Ambatovy Project Investments Ltd. and others	Export-Import Bank of Korea	USD	21,818,182	26,210	3,451,287	4,146
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO.,LTD and others	Others	KRW	1,970,478	1,970,478	874,196	874,196
POSCO ICT	BLT Enterprise and others	KEB Hana Bank and others	KRW	1,225,412	1,225,412	1,225,412	1,225,412
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	26,525,154	21,551	26,525,154	21,551

			USD	4,239,588,584	5,093,019	3,346,266,742	4,019,870
			INR	221,000,000	3,766	157,200,000	2,679
			IDR	150,000,000,000	12,720	150,000,000,000	12,720
			THB	5,501,000,000	215,694	5,501,000,000	215,694
			KRW	3,980,075	3,980,075	2,793,877	2,793,877
			BRL	464,060,000	134,002	464,060,000	134,002
			EUR	46,000,000	60,473	46,000,000	60,473
			AUD	26,525,154	21,551	26,525,154	21,551

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(b)	Other commitments

Details of other commitments of the Company as of September 30, 2019 are as follows:

Company	Description
POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2019, 93 million tons of iron ore and 12 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

The Company has a long-term service contract for the transportation of raw material. As of September 30, 2019, there are 39 vessels under contract, and the average remaining contract period is about 10 years.

As of September 30, 2019, POSCO entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2019, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd., a subsidiary of the Company, under construction of new power plant.

POSCO provides a supplementary fund of up to ~~W~~9.8 billion to the Company’s subsidiary, Busan E&E Co., Ltd., a subsidiary of the Company, at the request of creditors such as the Korea Development Bank.

POSCO has provided a supplemental funding agreement, as requested from the creditors, to push forward Suncheon Bay PRT Business of Suncheon Eco Trans Co., Ltd., subsidiary of the Company. On November 2018, creditors sued the company for subrogation based on a supplemental funding agreement. POSCO recognized the provision based on the estimate of the amount and the possibility of any outflows of resources due to the litigation

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of September 30, 2019, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantees of up to USD 2,409 million provided by financial institutions and uses USD 703 million with Woori Bank and others.

The Company is responsible for 3 projects, including the development of ParkOne in Yeouido-dong. As of September 30, 2019, the outstanding amount of loans related to the responsible payment arrangement is ~~W~~2,274 billion. If the responsibility is not fulfilled, there are duties such as debt acquisition and liability leases.

POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	The company operates a ship-to-ship business in which the ship’s owner is elected to the ship’s owner. The company has entered into a ship purchase agreement with the shipper, which obliges the shipper to pay the agreed amount at the end of the term of the vessel’s contract with the ship’s owner and to take over the ownership of the vessel from the ship’s owner. In the event that the shipper fails to fulfill its obligation to purchase the vessel, such as payment of the proceeds from the acquisition of the vessel, it is obliged to take over the ship by transferring the ship’s contractual obligations and rights. As of September 30, 2019, the amount of the ship purchase agreement signed is USD 208 million.

POSCO ICT	As of September 30, 2019, in relation to contract enforcement, POSCO ICT was provided with ~~W~~92,461 million, ~~W~~3,620 million and ~~W~~305 million guaranties from Korea Software Financial Cooperative, Seoul Guarantee Insurance and Engineering Guarantee Insurance, respectively.

The Company is responsible for 15 projects, including the construction of Bundang Center. As of September 30, 2019, the outstanding amount of loans related to the responsible completion arrangements is ~~W~~802.7 billion. If the responsiblility is not fulfilled, there are duties such as compensation for principal

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(c)	Litigation in progress

In March 2019, regarding the Songdo International City Development Project in Incheon, NSC Investment and TGC (the “applicant”) of POSCO ENGINEERING & CONSTRUCTION CO., LTD. (the “applicant” or “POSCO E&C”) have applied to the International Chamber of Commerce of Singapore, and to the “ICC” for the fact that POSCO E&C’s joint contract violation (approximately USD 2 billion) has applied for mediated. In addition, the applicant filed a confirmation suit with the New York Southern District Court in March 2019 against the fact that all claims listed in the above arbitration application must be settled by ICC arbitration. The claimants are seeking damages allegedly resulting from POSCO E&C’s purported wrongful seizure. As of September 30, 2019, the Company believes that the applicant’s claims are not legally valid and that the present obligation for the above arbitration event does not exist and therefore did not recognize a provision.

The Company is involved in 348 lawsuits, including claim for employee right aggregating to ~~W~~896.5 billion as defendant as of September 30, 2019, which arise from ordinary course of business. The Company has recognized provisions amounting to ~~W~~46.8 billion for 87 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for other lawsuits and claims since the Company believes that it does not have a present obligation as of September 30, 2019.

(d)	Other contingencies

Company	Description
POSCO	POSCO has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	As of September 30, 2019, POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporationn) has provided 33 blank promissory notes and 20 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION Co., LTD.	As of September 30, 2019, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 29 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ~~W~~10,728,185 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of September 30, 2019, POSCO ICT has provided 2 blank promissory notes and 6 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

36. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month periods ended September 30, 2019 and 2018 were as follows:

(in millions of Won)	September 30, 2019		September 30, 2018
Trade accounts and notes receivable	~~W~~	(59,239)	(621,704)
Other receivables		(313,908)	(283,836)
Inventories		20,276	(903,282)
Other current assets		(6,444)	(4,254)
Other non-current assets		40,745	(1,998)
Trade accounts and notes payable		(673,278)	84,133
Other payables		(41,756)	(95,688)
Other current liabilities		254,770	46,774
Provisions		(61,304)	(149,974)
Payments of severance benefits		(113,214)	(166,450)
Plan assets		71,691	54,820
Other non-current liabilities		(33,072)	29,759

	~~W~~	(914,733)	(2,011,700)

37. Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments—steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2018.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(a)	Information about reportable segments for the nine-month periods ended September 30, 2019 and 2018 were as follows:

1)	For the nine-month period ended September 30, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	24,477,636	16,516,474	4,901,465	2,428,224	48,323,799
Internal revenues		13,312,742	11,876,420	496,770	2,004,097	27,690,029
Inter segment revenue		9,103,854	6,397,294	452,377	1,903,252	17,856,777
Total revenues		37,790,378	28,392,894	5,398,235	4,432,321	76,013,828
Segment profits		1,549,538	169,160	91,376	419,889	2,229,963

2)	For the nine-month period ended September 30, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	24,443,753	16,697,282	4,932,367	2,282,904	48,356,306
Internal revenues		13,780,144	12,152,833	370,179	2,032,300	28,335,456
Inter segment revenue		9,609,548	6,696,177	313,068	1,950,404	18,569,197
Total revenues		38,223,897	28,850,115	5,302,546	4,315,204	76,691,762
Segment profits		2,457,674	132,887	123,891	151,045	2,865,497

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the nine-month periods ended September 30, 2019 and 2018 were as follows:

(in millions of Won)	September 30, 2019		September 30, 2018
Total profit for reportable segments	~~W~~	2,229,963	2,865,497
Corporate fair value adjustments		(60,575)	(58,545)
Elimination of inter-segment profits		(212,714)	(85,413)
Income tax expense		1,013,999	1,136,869

Profit before income tax expense	~~W~~	2,970,673	3,858,408

38. Events after the Reporting Period

(a)	Pursuant to the resolution of the Board of Directors on November 1, 2019, the Company decided to pay interim cash dividends of ~~W~~2,000 per common share (total dividend: ~~W~~160.2 billion).

(b)

On October 16, 2019, the Company issued unguaranteed Korea won bond 310-1, 310-2 and 310-3 with par value of ~~W~~610,000 million, ~~W~~190,000 million and ~~W~~200,000 million, respectively. Maturity of the bonds is October 14, 2022 and October 16, 2024 and October 16, 2029, respectively. Also, the Company issued a non-guaranteed senior dollar bond with par value of USD 500 million on November 12, 2019. Maturity of the bond is November 12, 2022.

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2019

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of September 30, 2019, the condensed separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2019 and 2018, the condensed separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2019 and 2018, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2018, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 7, 2019, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2018, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

November 14, 2019

This report is effective as of November 14, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of September 30, 2019 and December 31, 2018

(Unaudited)

(in millions of Won)	Notes	September 30, 2019		December 31, 2018
Assets
Cash and cash equivalents	20	~~W~~	1,048,877	259,219
Trade accounts and notes receivable, net	4,14,20,25,32		4,045,596	3,968,372
Other receivables, net	5,20,32		432,994	206,432
Other short-term financial assets	6,20		6,801,473	7,025,143
Inventories	7,29		5,285,575	5,288,009
Assets held for sale	8		38,964	25,683
Other current assets	13		62,980	23,542

Total current assets			17,716,459	16,796,400

Long-term trade accounts and notes receivable, net	4,20		6,989	7,673
Other receivables, net	5,20		63,136	57,767
Other long-term financial assets	6,20		1,262,682	1,176,757
Investments in subsidiaries, associates and joint ventures	9		15,516,102	15,121,339
Investment property, net	10		159,459	108,215
Property, plant and equipment, net	11		19,944,285	20,154,334
Intangible assets, net	12		679,708	645,222
Other non-current assets	13		79,162	58,273

Total non-current assets			37,711,523	37,329,580

Total assets		~~W~~	55,427,982	54,125,980

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of September 30, 2019 and December 31, 2018

(Unaudited)

(in millions of Won)	Notes	September 30, 2019		December 31, 2018
Liabilities
Trade accounts and notes payable	20,32	~~W~~	998,668	1,106,226
Short-term borrowings and current installments of long-term borrowings	4,14,20		130,735	826,862
Other payables	15,20,32		1,058,316	1,072,733
Other short-term financial liabilities	16,20		11,684	12,638
Current income tax liabilities			474,990	803,543
Provisions	17		12,698	19,165
Other current liabilities	19,25		138,070	54,806

Total current liabilities			2,825,161	3,895,973

Long-term borrowings, excluding current installments	14,20		4,711,491	3,444,108
Other payables	15,20		209,203	144,343
Other long-term financial liabilities	16,20		41,172	79,936
Defined benefit liabilities, net	18		75,684	863
Deferred tax liabilities			1,160,489	1,179,672
Long-term provisions	17,33		59,022	93,719
Other non-current liabilities	19,25		9,777	15,264

Total non-current liabilities			6,266,838	4,957,905

Total liabilities			9,091,999	8,853,878

Equity
Share capital	21		482,403	482,403
Capital surplus	21,35		1,252,220	1,154,775
Hybrid bonds	22		199,384	199,384
Reserves	23		(240,772)	(207,191)
Treasury shares	24		(1,508,303)	(1,532,728)
Retained earnings			46,151,051	45,175,459

Total equity			46,335,983	45,272,102

Total liabilities and equity		~~W~~	55,427,982	54,125,980

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2019 and 2018

(Unaudited)

(in millions of Won, except per share informations)		For the three-month periods ended September 30			For the nine-month periods ended September 30
	Notes	2019		2018	2019	2018
Revenue	25,32	~~W~~	7,735,895	7,905,508	23,028,220	23,371,243
Cost of sales	7,29,32		(6,812,557)	(6,546,332)	(20,024,140)	(19,623,460)

Gross profit			923,338	1,359,176	3,004,080	3,747,783
Selling and administrative expenses	29,32
Reversal of (impairment loss) on trade accounts and notes receivable			2	57	4,638	(1,889)
Other administrative expenses	26		(203,058)	(205,351)	(619,488)	(648,835)
Selling expenses	26		(57,806)	(59,113)	(169,989)	(164,251)

Operating profit			662,476	1,094,769	2,219,241	2,932,808

Finance income and costs	20,27
Finance income			260,782	61,902	835,976	483,334
Finance costs			(197,574)	(100,173)	(465,867)	(388,122)

Other non-operating income and expenses	32
Reversal of (impairment loss) on other receivables			(340)	103	(612)	3,007
Other non-operating income	28		71,158	34,977	127,998	216,190
Other non-operating expenses	28,29		(103,543)	89,746	(356,236)	(224,024)

Profit before income tax			692,959	1,181,324	2,360,500	3,023,193
Income tax expense	30		(193,914)	(290,225)	(644,900)	(783,067)

Profit			499,045	891,099	1,715,600	2,240,126

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	18		(2,384)	(3,967)	(4,266)	(7,958)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,20,23		(67,564)	36,148	(41,974)	(20,130)
Total comprehensive income		~~W~~	429,097	923,280	1,669,360	2,212,038

Basic and diluted earnings per share (in Won)	31	~~W~~	6,208	11,118	21,352	27,801

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2018	~~W~~	482,403	1,156,429	996,919	233,390	(1,533,054)	44,605,368	45,941,455
Adjustment on initial application of K-IFRS No. 1115, net of tax		—	—	—	—	—	(883)	(883)
Adjustment on initial application of K-IFRS No. 1109, net of tax		—	—	—	(321,654)	—	321,602	(52)

Adjusted balance as of January 1, 2018		482,403	1,156,429	996,919	(88,264)	(1,533,054)	44,926,087	45,940,520
Comprehensive income:
Profit		—	—	—	—	—	2,240,126	2,240,126
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(7,958)	(7,958)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(7,398)	—	(12,732)	(20,130)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(279,999)	(279,999)
Interim dividends		—	—	—	—	—	(240,001)	(240,001)
Repayment of hybrid bonds		—	(1,787)	(797,535)	—	—	—	(799,322)
Interest of hybrid bonds		—	—	—	—	—	(22,123)	(22,123)
Disposal of treasury shares		—	133	—	—	326	—	459

Balance as of September 30, 2018	~~W~~	482,403	1,154,775	199,384	(95,662)	(1,532,728)	46,603,400	46,811,572

Balance as of January 1, 2019	~~W~~	482,403	1,154,775	199,384	(207,191)	(1,532,728)	45,175,459	45,272,102
Comprehensive income:
Profit		—	—	—	—	—	1,715,600	1,715,600
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(4,266)	(4,266)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(33,581)	—	(8,393)	(41,974)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(400,006)	(400,006)
Interim dividends		—	—	—	—	—	(320,462)	(320,462)
Interest of hybrid bonds		—	—	—	—	—	(6,881)	(6,881)
Disposal of treasury shares		—	12,576	—	—	24,425	—	37,001
Business combination(Note 35)		—	84,869	—	—	—	—	84,869

Balance as of September 30, 2019	~~W~~	482,403	1,252,220	199,384	(240,772)	(1,508,303)	46,151,051	46,335,983

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

(in millions of Won)	Notes	September 30, 2019		September 30, 2018
Cash flows from operating activities
Profit		~~W~~	1,715,600	2,240,126
Adjustments for :
Expenses related to post-employment benefit			88,362	83,402
Depreciation			1,608,237	1,578,971
Amortization			57,776	49,770
Reversal of impairment loss on trade and other receivable			(4,026)	(1,118)
Finance income			(623,502)	(349,196)
Finance costs			312,416	240,090
Loss on valuation of inventories			—	1,099
Gain on disposal of property, plant and equipment			(18,748)	(33,509)
Loss on disposal of property, plant and equipment			63,409	79,917
Impairment losses on property, plant and equipment			209,910	16,264
Gain on disposal of intangible assets			(1,013)	(99,358)
Impairment losses on investments in subsidiaries, associates and joint ventures			10,422	34,207
Gain on disposal of assets held for sale			(29,341)	—
Impairment loss on assets held for sale			5,179	2,374
Gain on disposal of emission rights			(6,122)	—
Gain on valuation of emission rights			(25,440)	—
Increase to provisions			(10,013)	128,016
Income tax expense			644,900	783,067
Others			(4,780)	(700)
Changes in operating assets and liabilities	34		(363,768)	(785,818)
Interest received			117,263	106,662
Interest paid			(105,868)	(84,954)
Dividends received			231,798	175,842
Income taxes paid			(984,991)	(432,719)

Net cash provided by operating activities		~~W~~	2,887,660	3,732,435

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

(in millions of Won)	Notes	September 30, 2019		September 30, 2018
Cash flows from investing activities
Decrease in deposits		~~W~~	2,250,082	1,978,210
Proceeds from disposal of short-term financial instruments			25,153,652	19,975,926
Proceeds from disposal of debt securities			11	50,000
Proceeds from disposal of equity securities			22,752	45,284
Proceeds from disposal of other securities			3,111	2,578
Proceeds from disposal of stock warrants			—	130
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			13,783	101,294
Proceeds from disposal of property, plant and equipment			—	12,563
Proceeds from disposal of intangible assets			5,587	26,375
Proceeds from disposal of assets held for sale			463,657	231
Proceeds from disposal of emission rights			12,693	—
Proceeds from business combination			2,171	—
Increase in deposits			(2,276,163)	(2,506,462)
Acquisition of short-term financial investments			(24,591,354)	(21,066,973)
Increase in short-term loans			—	(2,950)
Increase in long-term loans			(1,773)	(232)
Acquisition of debt securities			(290,100)	(130,216)
Acquisition of other securities			(110)	(464)
Acquisition of investment in subsidiaries, associates and joint ventures			(81,667)	(151,983)
Acquisition of property, plant and equipment			(1,128,329)	(1,095,951)
Proceeds from disposal of property, plant and equipment			(17,927)	—
Acquisition of intangible assets			(120,666)	(42,070)
Payment for acquisition of business, net of cash acquired			(1,156,953)	—

Net cash used in investing activities		~~W~~	(1,737,543)	(2,804,710)

Cash flows from financing activities
Proceeds from borrowings			1,379,550	1,380,252
Increase in long-term financial liabilities			3,237	1,102
Receipt of government grants			—	86
Proceeds from disposals of derivatives			9,683	—
Repayment of borrowings			(996,544)	(302,340)
Decrease in long-term financial liabilities			(30,718)	(10,987)
Payment of cash dividends			(720,505)	(520,020)
Payment of interest of hybrid bonds			(6,906)	(24,059)
Repayment of hybrid bonds			—	(800,000)

Net cash used in financing activities		~~W~~	(362,203)	(275,966)

Effect of exchange rate fluctuation on cash held			1,744	(4,862)
Net increase in cash and cash equivalents			789,658	646,897
Cash and cash equivalents at beginning of the period			259,219	332,405

Cash and cash equivalents at end of the period		~~W~~	1,048,877	979,302

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2019

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through six of its overseas liaison offices.

As of September 30, 2019, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Companies, Etc. in the Republic of Korea.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2018. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

The Company adopted K-IFRS No. 1116 “Leases” for the first time from January 1, 2019. Changes to significant accounting policies are described in Note 3.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, except for new significant judgments and key sources of estimation uncertainty related to the application of K-IFRS No. 1116 “Leases”, which are described in Note 3.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair value is included in Note 20.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2018.

K-IFRS No. 1116 “Leases”

The Company has initially adopted K-IFRS No. 1116 “Leases” from January 1, 2019. The Company also expects to apply the accounting policies set out below for their annual reporting period ending December 31, 2019.

K-IFRS No. 1116 “Leases” introduced a single accounting model for lessees. As a result, the Company, as a lessee, recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Company applied K-IFRS No. 1116 “Leases” using the modified retrospective approach by recognizing the cumulative effect of initial application as of January 1, 2019, the date of initial application. Accordingly, the comparative information presented for 2018 has not been restated.

(a)	Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104 “Determining Whether an Arrangement Contains a Lease”. The Company now assesses whether a contract is or Contains a lease based on the new definition of a lease. Under K-IFRS No. 1116 “Leases”, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to K-IFRS No. 1116 “Leases”, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Company applied K-IFRS No. 1116 only to contracts that were previously identified as leases. Contracts that were not identified as leases under K-IFRS No. 1017 “Leases” and K-IFRS No. 2104 “Determining Whether an Arrangement Contains a Lease” were not reassessed. Therefore, the definition of a lease under K-IFRS No. 1116 has been applied only to contracts entered into or changed on or after January 1, 2019.

At inception or reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(b)	As a lessee

The Company leases many assets, including warehouses, handling equipment and IT equipment. As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS No. 1116 “Leases”, the Company recognizes right-of-use assets and lease liabilities for most leases. That is, most leases are presented in the statement of financial position.

However, the Company has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets (e.g. desktops, IT supplies, etc.). The Company recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Company presents right-of-use assets in the same line item as it presents underlying assets of the same nature that it owns, and lease liabilities are included in other payables on the separate statement of financial position. The carrying amounts of right-of-use assets as of January 1, 2019, the date of initial application, and September 30, 2019 are as follows:

(in millions of Won)	Property, Plant and Equipment (*1)
	Buildings		Structure	Machinery and equipment	Vehicles	Furniture, fixtures and others	Total
The date of initial application (January 1, 2019)	~~W~~	78,384	53,761	65,698	7,256	66,312	271,411
September 30, 2019		73,537	51,639	61,573	6,880	51,163	244,792

(*1)

Leases classified as a finance lease under K-IFRS No. 1017 “Leases” at the end of 2018 are included, and the carrying amounts of right-of-use assets and lease liabilities are equal to the carrying amounts of the finance lease assets and financial lease liabilities measured in accordance with K-IFRS 1017 “Leases” as of January 1, 2019, the date of initial application.

1) Significant accounting policies

The Company recognizes a right-of-use assets and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or, as appropriate, a change in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

The Company applies judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

2) Transition

At transition, for leases classified as operating leases under K-IFRS No. 1017 “Leases”, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019, the date of initial application. Right-of-use assets are measured at amounts equal to the lease liabilities.

In addition, the Company used the following practical expedients when applying K-IFRS No. 1116 “Leases” to leases previously classified as operating leases under K-IFRS No. 1017 “Leases”.

•	Applied the exemption not to recognize right-of-use assets and lease liabilities for leases with less than 12 months of lease term.

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

(c)	As a lessor

The Company leases out its investment properties. The Company classified these leases as operating leases, and the accounting policies applicable to the Company as a lessor are not different from those under K-IFRS No. 1017 “Leases”.

Accordingly, the Company did not make any adjustments to leases for which the Company is a lessor as of January 1, 2019, the date of initial application.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(d)	Impact on financial statements

The Company recognized additional right-of-use assets and lease liabilities as of January 1, 2019, the date of initial application. The effect on the financial statements as of January 1, 2019, the date of initial application, is as follows:

(in millions of Won)	The date of initial application (January 1, 2019)
Separate statement of financial position
Right-of-use assets presented as property, plant and equipment	~~W~~	128,610
Lease liabilities		128,610

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rates as of January 1, 2019, the date of initial application, and the incremental borrowing rates applied are 2.1 ~ 2.6%. The carrying amount of lease liabilities as of January 1, 2019, the date of initial application, is as follow:

(in millions of Won)	The date of initial application (January 1, 2019)
Operating lease commitments as of December 31, 2018	~~W~~	153,666
Operating lease commitments not recognized as lease liabilities
- Leases of low-value assets		(16,028)
- Leases with less than 12 months of lease term at transition		(975)

Operating lease commitments recognized as lease liabilities		136,663
Amount discounted using the incremental borrowing rate as of January 1, 2019, the date of initial application		128,610
Finance lease liabilities recognized as of December 31, 2018		141,762

Lease liabilities as of January 1, 2019, the date of initial application		270,372

As of September 30, 2019, the Company recognized ~~W~~109,755 million of right-of-use assets and ~~W~~106,175 million of lease liabilities for leases that were previously classified as operating leases.

In addition, the Company recognized depreciation and interest expenses instead of operating lease expenses. The Company recognized depreciation expenses amounted to ~~W~~18,147 million and interest expenses amounted to ~~W~~2,191 million during the nine-month period ended September 30, 2019.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Current
Trade accounts and notes receivable	~~W~~	4,058,424	3,989,699
Less: Allowance for doubtful accounts		(12,828)	(21,327)

	~~W~~	4,045,596	3,968,372

Non-current
Trade accounts and notes receivable	~~W~~	11,053	11,904
Less: Present value discount		(2,983)	(2,983)
Less: Allowance for doubtful accounts		(1,081)	(1,248)

	~~W~~	6,989	7,673

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~130,735 million and ~~W~~176,612 million as of September 30, 2019 and December 31, 2018, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and is recognized as short-term borrowings from financial institutions (Note 14).

5. Other Receivables

Other receivables as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Current
Loans	~~W~~	2,950	2,950
Other accounts receivable		406,236	186,951
Others		31,758	25,065
Less: Allowance for doubtful accounts		(7,950)	(8,534)

	~~W~~	432,994	206,432

Non-current
Loans	~~W~~	31,064	26,335
Long-term other accounts receivable		38,011	36,832
Others		3,266	2,915
Less: Allowance for doubtful accounts		(9,205)	(8,315)

	~~W~~	63,136	57,767

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Current
Debt securities	~~W~~	290,569	21
Deposit instruments(*1)		1,274,796	1,248,715
Short-term financial instruments		5,236,108	5,776,407

	~~W~~	6,801,473	7,025,143

Non-current
Long-term derivative assets	~~W~~	151,393	1,265
Equity securities		1,041,112	1,104,092
Debt securities		9,209	9,667
Other securities		60,934	61,701
Deposit instruments(*2)		34	32

	~~W~~	1,262,682	1,176,757

(*1)	As of September 30, 2019 and December 31, 2018, ~~W~~4,795 million and ~~W~~5,715 million, respectively, are restricted in use in relation to government assigned projects.
(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

(b)	Equity securities as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019							December 31, 2018
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation	15,698,500	1.65	~~W~~	473,962	263,142	(210,820)	263,142	301,010
KB Financial group Inc.	3,863,520	0.92		178,839	164,972	(13,867)	164,972	179,654
Woori Financial Group Inc.	20,280,000	2.81		244,447	252,486	8,039	252,486	316,368
DONGKUK STEEL MILL CO., LTD	1,784,900	1.87		10,460	11,602	1,142	11,602	12,919
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	16,445	7,515	16,445	16,188
DONGKUK INDUSTRIES COMPANY	2,611,989	4.82		11,911	6,582	(5,329)	6,582	6,387
Others (6 companies)				55,752	37,264	(18,488)	37,264	42,247

				984,301	752,493	(231,808)	752,493	874,773

Non-marketable equity securities
Congonhas Minerios S.A.(*1)	3,658,394	2.02		221,535	225,773	4,238	225,773	182,992
Korea Nickel CO.LTD	75,600	14.00		10,194	10,194	—	10,194	—
Poongsan Special Metal Corp.	315,790	5.00		7,657	7,657	—	7,657	7,657
HANKUM .CO.LTD	21,000	4.99		4,599	4,599	—	4,599	4,599
Core-Industry Co., Ltd.	490,000	19.84		4,214	4,214	—	4,214	4,214
AJUSTEEL CO.,LTD	17,000	4.36		4,165	4,165	—	4,165	4,165
Others (26 companies)				136,547	32,017	(104,530)	32,017	25,692

				388,911	288,619	(100,292)	288,619	229,319

			~~W~~	1,373,212	1,041,112	(332,100)	1,041,112	1,104,092

(*1)	Fair value is based on an analysis performed by an external professional evaluation agency.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

7. Inventories

Inventories as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Finished goods	~~W~~	984,427	1,146,961
Semi-finished goods		1,502,178	1,343,877
By-products		10,890	6,166
Raw materials		1,251,739	1,130,000
Fuel and materials		617,777	552,270
Materials-in-transit		917,969	1,120,349
Others		595	555

		5,285,575	5,300,178
Less: Allowance for inventories valuation		—	(12,169)

	~~W~~	5,285,575	5,288,009

The amount of loss on valuation of inventories recognized in cost of sales during the year ended December 31, 2018 was ~~W~~12,169 million.

8. Assets Held for Sale

Assets held for sale as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019(*3)		December 31, 2018
Assets
Investments in subsidiaries(*1)	~~W~~	20,445	25,683
Property, plant and equipment(*2)		18,519	—

	~~W~~	38,964	25,683

(*1)

During the year ended December 31, 2017, the Company determined to dispose part of the interest of POSCO Thainox Public Company Limited, subsidiary of the Company, and classified investments in subsidiaries as assets held for sale. During the nine-month period ended September 30, 2019, the Company recognized ~~W~~4,520 million of impairment loss from the difference between book value and fair value less costs of disposal of the interest, and finished disposal for part of it.

(*2)

During the nine-month period ended September 30, 2019, the Company determined to dispose individual assets that ceased operations including Fe-Si factory, and classified the assets as assets held for sale. During the nine-month period ended September 30, 2019, ~~W~~659 million, the difference between the fair value less costs of disposal and the carrying amount of the related the assets held for sale, was recognized as an impairment loss on assets held for sale.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(*3)

During the nine-month period ended September 30, 2019, the Company decided to dispose of all assets, liabilities and rights related to a LNG terminal business of the Company to POSCO ENERGY CO., LTD. and reclassified the assets and liabilities as assets held for sale and liabilities directly related to the assets held for sale. As of September 30, 2019, the disposal of the assets and liabilities has been completed, and the Company recognized ~~W~~28,626 million of gain on disposal, which is difference between the carrying amount and the sale price.

9. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and their carrying amounts as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)			September 30, 2019			December 31, 2018
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)(*1)	Korea	Trading	62.91	~~W~~	3,407,448	3,407,110
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation	89.02		658,176	658,176
POSCO Processing&Service(*2)	Korea	Steel sales and trading	—		—	385,995
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	56.87		108,421	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)(*3)	Korea	Refractory manufacturing and sales	61.26		207,631	100,535
POSCO ES MATERIALS CO., LTD.(*3)	Korea	Secondary battery active material manufacturing and sales	—		—	107,096
POSCO O&M Co., Ltd(Formerly, POSMATE)(*4,5)	Korea	Business facility maintenance	47.17		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*5)	Korea	Packing materials manufacturing and sales	48.85		107,278	107,278
POSCO Family Strategy Fund	Korea	Investment in venture companies	69.91		29,596	32,457
Busan E&E Co,. Ltd.(*6)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (9 companies)					101,774	101,774

					5,912,930	6,301,448

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		813,431	813,431
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		639,398	635,736
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,569	722,569
POSCO Canada Ltd.(*2)	Canada	Coal mine development	100.00		560,879	—
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO Thainox Public Company Limited	Thailand	Stainless steel manufacturing and sales	84.39		416,612	416,612
POSCO-China Holding Corp.	China	Investment management	100.00		593,841	593,841
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		75,567	75,567
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	83.28		180,072	180,072
POSCO America Corporation	USA	Steel trading	99.45		192,156	192,156
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	83.64		130,751	130,751
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.	Hong Kong	Steel and raw material trading	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		92,800	92,800
POSCO JAPAN Co., Ltd.	Japan	Steel trading	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO(Guangdong) Coated Steel Co., Ltd.(*7)	China	Plate steel sheet manufacturing and sales	—		—	31,299
POSCO Argentina S.A.U.	Argentina	Mineral exploration, manufacturing and sale	100.00		368,827	349,097
Others (30 companies)(*2)					485,667	406,124

					6,724,173	6,091,658

				~~W~~	12,637,103	12,393,106

(*1)	During the nine-month period ended September 30, 2019, POSCO DAEWOO Corporation changed its name to POSCO INTERNATIONAL Corporation.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(*2)

During the nine-month period ended September 30, 2019, the Company merged with POSCO Processing&Service, and subsidiaries owned by POSCO Processing&Service, such as POSCO Canada Ltd., were newly added.

(*3)	During the nine-month period ended September 30, 2019, POSCO CHEMTECH changed its name to POSCO CHEMICAL CO., LTD. and merged with POSCO ES MATERIALS CO., LTD.
(*4)	During the nine-month period ended September 30, 2019, POSMATE changed its name to POSCO O&M Co., Ltd.
(*5)

The Company classified POSCO M-TECH and POSCO O&M Co., Ltd. as the investments in a subsidiary, considering additional facts and circumstances, such as the relative size of the voting rights held by the Company and the degree of diversification of other voting rights holders, although the Company holds less than half of the voting rights of POSCO M-TECH and POSCO O&M Co., Ltd.

(*6)	As of September 30, 2019 and December 31, 2018 the investments in a subsidiary were provided as collateral in relation to the loan agreement of Busan E&E Co., Ltd.
(*7)

POSCO (Guangdong) Coated Steel Co., Ltd., was disposed during nine-month period ended September 30, 2019, and impairment losses recorded by the difference between the value of held for sale and the book value, amounting to ~~W~~6,435 million.

(b)	Details of associates and their carrying amounts as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)			September 30, 2019			December 31, 2018
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Korea	Mine investment	29.63	~~W~~	169,316	169,316
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
QSONE Co.,Ltd.(*1)	Korea	Real estate rental business	50.00		85,550	—
Others (7 companies)(*1)					22,468	19,052

					377,989	289,023

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
7623704 Canada Inc.(*2)	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (6 companies)					39,601	20,530

					364,142	345,071

				~~W~~	742,131	634,094

(*1)

During the nine-month period ended September 30, 2019, the Company merged with POSCO Processing&Service and its associates were newly included in investments in associates, such as QSONE Co., Ltd., owned by POSCO Processing&Service.

(*2)

As of September 30, 2019, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(c)	Details of joint ventures and their carrying amounts as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)			September 30, 2019			December 31, 2018
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP—Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		375,350	336,600
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
Others (3 companies)					72,483	68,504

				~~W~~	2,136,868	2,094,139

(*1)	As of September 30, 2019 and December 31, 2018, the investments in joint ventures were provided as collateral in relation to loans from project financing of Roy Hill Holdings Pty Ltd.

10. Investment Property, Net

Changes in the carrying amount of investment property for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 were as follows:

(a)	For the nine-month period ended September 30, 2019

(in millions of Won)	Beginning		Business Combination(*1)	Depreciation(*2)	Transfer(*3)	Ending
Land	~~W~~	44,637	41,195		6,138	91,970
Buildings		54,277	25	(3,056)	6,862	58,108
Structures		9,301		(465)	545	9,381

	~~W~~	108,215	41,220	(3,521)	13,545	159,459

(*1)	This increases was due to business combination with POSCO Processing&Service.
(*2)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*3)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Depreciation(* 1)	Transfer(* 2)	Ending
Land	~~W~~	38,035	—	6,602	44,637
Buildings		49,793	(3,715)	8,199	54,277
Structures		9,479	(596)	418	9,301

	~~W~~	97,307	(4,311)	15,219	108,215

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 were as follows:

(a)	For the nine-month period ended September 30, 2019

(in millions of Won)	Beginning		Acquisitions	business combination(*4)	Disposals	Depreciation	Impairment(*1)	Others(*3)	Ending
Land	~~W~~	1,458,632	—	—	(1,226)	—	—	(47,290)	1,410,116
Buildings		2,199,429	2,520	67,751	(3,500)	(151,800)	(25,869)	29,622	2,118,153
Structures		2,244,099	3,171	39,783	(845)	(130,623)	(9,573)	(220,969)	1,925,043
Machinery and equipment		12,911,467	38,161	696,204	(12,048)	(1,276,470)	(164,181)	447,161	12,640,294
Vehicles		7,340	572	40	—	(4,377)	—	3,466	7,041
Tools		23,864	2,486	138	(23)	(8,420)	—	2,998	21,043
Furniture and fixtures		36,287	3,210	94	(8)	(7,114)	(137)	3,183	35,515
Lease assets(*2)		142,801	—	—	—	(25,912)	—	127,903	244,792
Construction-in-progress		1,130,415	1,079,110	696	—	—	(10,150)	(657,783)	1,542,288

	~~W~~	20,154,334	1,129,230	804,706	(17,650)	(1,604,716)	(209,910)	(311,709)	19,944,285

(*1)

The Company estimated recoverable amount for individual assets such as CEM and Fe-Si factories that ceased operations due to the disposal plan and others by calculating net fair value based on the appraisal value or scrap value and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the nine-month period ended September 30, 2019.

(*2)	On the date of initial application of K-IFRS No.1116 (January 1, 2019), recognition of ~~W~~128,610 million of right-of-use assets is included in others.
(*3)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, assets transferred to assets held for sale, and others.

(*4)	This increase is due to business combination with Off-gas power station business sector which was spin off from POSCO ENERGY CO., LTD.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(b)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1,2)	Others(*3)	Ending
Land	~~W~~	1,474,993	—	(9,763)	—	—	(6,598)	1,458,632
Buildings		2,334,399	11,743	(10,586)	(207,946)	(633)	72,452	2,199,429
Structures		2,352,008	9,837	(1,469)	(187,572)	(3,868)	75,163	2,244,099
Machinery and equipment		13,437,338	64,645	(47,128)	(1,677,476)	(88,642)	1,222,730	12,911,467
Vehicles		7,047	412	—	(5,197)	—	5,078	7,340
Tools		21,115	6,076	(3)	(10,785)	—	7,461	23,864
Furniture and fixtures		31,050	1,708	(39)	(8,231)	(7)	11,806	36,287
Lease assets		72,105	81,048	—	(10,352)	—	—	142,801
Construction-in-progress		1,831,215	1,608,023	—	—	(846,401)	(1,462,422)	1,130,415

	~~W~~	21,561,270	1,783,492	(68,988)	(2,107,559)	(939,551)	(74,330)	20,154,334

(*1)

During 2018, the Company evaluated future economic performance of its Synthetic Natural Gas (SNG) facility that was still in trial run stage. Considering the continuous decline in LNG price, increase in coal prices and the need for additional capital investment in the SNG facility, the Company concluded that the profitability of the SNG facility is unlikely to be sustainable and decided to terminate the operation of SNG facility as of December 31, 2018. The property, plant and equipment in the SNG facility are primarily comprised of machinery and equipment, among which assets with a carrying value of ~~W~~180,238 million are expected to be re-used in other facilities of the Company therefore no impairment test was conducted. For the remaining assets impairment test was performed by estimating the recoverable amount of each individual assets. For the assets which are determined to be technically obsolete and therefore sale is unlikely, recoverable amount is determined at their expected scrap value less cost of disposal.

For the assets for which sale is probable, the recoverable amount is determined based on fair value less cost of disposal. Fair value was measured using cost approach, which is estimated based on the current cost to purchase or replace the asset less applicable depreciation and obsolescence. Specifically, the Company used indirect cost approach to estimate the replacement cost for a new asset by applying asset specific inflation factors to the asset’s historical cost and deducting depreciation for physical deterioration. Depreciation factors are applied primarily based on estimated useful life of the asset and declining balance depreciation method. The fair value measurement of assets in SNG facility is considered to be level 3 because significant inputs used in the estimate, such as asset specific inflation factors and estimated useful lives, are unobservable.

As a result of the impairment test, the Company recognized an impairment loss of ~~W~~877,764 million in connection with the property, plant and equipment in the SNG facility.

(*2)	The Company has recognized ~~W~~61,787 million of impairment losses since recoverable amount on Strip Casting facilities was less than their carrying amount for the year ended December 31, 2018.

(*3)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred to investment property and others.

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 were as follows:

(a)	For the nine-month period ended September 30, 2019

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Reversal of impairment	Transfer(* 2)	Ending
Intellectual property rights	~~W~~	24,377	—	(823)	(4,159)	—	4,297	23,692
Membership(*1)		73,183	9,204	(6)	—	276	—	82,657
Development expense		91,758	1,023	—	(31,091)	—	16,817	78,507
Port facilities usage rights		305,710	—	—	(17,351)	—	—	288,359
Construction-in-progress		58,561	81,637	—	—	—	(16,633)	123,565
Other intangible assets		91,633	516	(4,568)	(5,175)	—	522	82,928

	~~W~~	645,222	92,380	(5,397)	(57,776)	276	5,003	679,708

(*1)	Economic useful life of memberships is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

(b)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(* 2)	Transfer(* 3)	Ending
Intellectual property rights	~~W~~	24,177	—	(401)	(5,041)	—	5,642	24,377
Membership(*1)		48,277	26,869	(573)	—	(1,007)	(383)	73,183
Development expense		74,805	1,901	—	(33,997)	—	49,049	91,758
Port facilities usage rights		310,039	—	—	(23,001)	—	18,672	305,710
Construction-in-progress		55,292	59,257	—	—	—	(55,988)	58,561
Other intangible assets		15,484	75,676	—	(7,062)	(10)	7,545	91,633

	~~W~~	528,074	163,703	(974)	(69,101)	(1,017)	24,537	645,222

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company has recognized an impairment loss on certain intangible assets since the recoverable amounts were less than carrying amounts.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

13. Other Assets

Other assets as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Current
Advance payments	~~W~~	5,411	4,157
Prepaid expenses		38,756	19,385
Emission rights		18,813	—

	~~W~~	62,980	23,542

Non-current
Long-term prepaid expenses	~~W~~	4,849	5,089
Others(* 1)		74,313	53,184

	~~W~~	79,162	58,273

(*1)

As of September 30, 2019 and December 31, 2018, the Company recognized tax assets amounting to ~~W~~71,311 million and ~~W~~50,112 million based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

14. Borrowings

(a)	Borrowings as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Short-term borrowings
Short-term borrowings	~~W~~	130,735	476,612
Current portion of long-term borrowings		—	375
Current portion of debentures		—	350,000
Less: Current portion of discount on debentures issued		—	(125)

	~~W~~	130,735	826,862

Long-term borrowings
Long-term borrowings	~~W~~	1,226	1,141
Debentures		4,730,130	3,456,367
Less: Discount on debentures issued		(19,865)	(13,400)

	~~W~~	4,711,491	3,444,108

(b)	Short-term borrowings as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2019		December 31, 2018
Short-term borrowings	—	—	—	—	~~W~~	—	300,000
Transfers of account receivables that do not qualify for derecognition	—	—	—	—		130,735	176,612

					~~W~~	130,735	476,612

(c)	Current portion of long-term borrowings as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2019		December 31, 2018
Borrowings	—	—	—	—	~~W~~	—	375
Debentures	—	—	—	—		—	349,875

					~~W~~	—	350,250

(d)	Long-term borrowings excluding current portion, as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual Interest rate (%)	September 30, 2019		December 31, 2018
Foreign borrowings	KOREA ENERGY AGENCY	2007.12.27~ 2008.12.29	2022.12.29	3 year Government bond	~~W~~	1,226	1,141
Debentures	Domestic debentures 304-2 and others	2011.11.28~ 2019.07.17	2020.10.04~ 2026.07.17	1.61~4.12		1,676,677	1,177,704
Foreign debentures	Japan Yen private bond and others	2010.10.28~ 2019.07.15	2020.10.28~ 2024.07.15	2.70~5.25		3,033,588	2,265,263

					~~W~~	4,711,491	3,444,108

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

15. Other Payables

Other payables as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Current
Accounts payable	~~W~~	578,005	590,424
Accrued expenses		432,439	434,379
Dividend payable		2,703	2,764
Lease liabilities(*1)		36,009	10,116
Withholdings		9,160	35,050

	~~W~~	1,058,316	1,072,733

Non-current
Long-term accrued expenses	~~W~~	810	10,964
Lease liabilities(*1)		204,787	131,646
Long-term withholdings		3,606	1,733

	~~W~~	209,203	144,343

(*1)	As of September 30, 2019, the Company recognized lease liabilities of ~~W~~106,175 million on the initial application of K-IFRS No. 1116 “Leases”.

16. Other Financial Liabilities

Other financial liabilities as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Current
Financial guarantee liabilities	~~W~~	11,684	12,638
Non-current
Derivative liabilities	~~W~~	—	34,743
Financial guarantee liabilities		41,172	45,193

	~~W~~	41,172	79,936

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

17. Provisions

(a)	Provisions as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1,2)	~~W~~	7,031	37,394	9,786	26,963
Provision for restoration(*3)		5,447	19,393	9,379	20,324
Provision for legal contingencies and claims(*4)		220	2,235	—	46,432

	~~W~~	12,698	59,022	19,165	93,719

(*1)	Represents the provision for bonuses limited to 33~67% of annual salaries for executives.
(*2)	The Company estimated the present value of estimated future cash payments about the long-term service reward, based on actuarial measurement.
(*3)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery as provisions for restoration as of September 30, 2019. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 1.67~1.73% to assess present value of these costs.

(*4)	The Company has recognized provisions for certain litigations and other contingencies as of September 30, 2019.

(b)	Changes in provisions for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 were as follows:

1)	For the nine-month period ended September 30, 2019

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Transfer	Ending
Provision for bonus payments	~~W~~	36,749	14,160	—	(14,086)	7,602	44,425
Provision for restoration		29,703	934	(277)	(5,520)	—	24,840
Provision for legal contingencies and claims		46,432	538	(11,207)	(33,308)	—	2,455

	~~W~~	112,884	15,632	(11,484)	(52,914)	7,602	71,720

2)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	5,893	45,827	(14,971)	36,749
Provision for restoration		29,471	9,097	(8,865)	29,703
Provision for legal contingencies and claims		2,052	44,380	—	46,432

	~~W~~	37,416	99,304	(23,836)	112,884

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month and the nine-month periods ended September 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2019		2018	2019	2018
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	8,900	8,230	26,521	23,197

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Present value of funded obligations	~~W~~	1,315,276	1,265,675
Fair value of plan assets		(1,239,592)	(1,264,812)

Net defined benefit liabilities	~~W~~	75,684	863

2)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 were as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Defined benefit obligation at the beginning of period	~~W~~	1,265,675	1,108,876
Current service costs		88,947	111,033
Interest costs		23,675	33,757
Remeasurement(*1)		—	132,868
Amount transferred from associate		—	241
Business combination		317	—
Reclassification to liabilities directly related to assets held for sale		(1,448)	—
Benefits paid		(61,890)	(121,100)

Defined benefit obligation at the end of period	~~W~~	1,315,276	1,265,675

(*1)	The Company do not remeasure the defined benefit plans for the purpose of interim reporting, and there are no remeasurements of the defined benefit plans.

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

3)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 were as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Fair value of plan assets at the beginning of period	~~W~~	1,264,812	1,108,833
Interest on plan assets		24,260	33,756
Remeasurement of plan assets		(5,883)	(13,416)
Contributions to plan assets		—	240,440
Business combination		670	—
Reclassification to liabilities directly related to assets held for sale		(1,448)	—
Benefits paid		(42,819)	(104,801)

Fair value of plan assets at the end of period	~~W~~	1,239,592	1,264,812

4)	The amounts recognized in the statements of comprehensive income for the three-month and the nine-month periods ended September 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2019		2018	2019	2018
Current service costs	~~W~~	28,808	26,286	88,947	83,401
Net interest costs		(195)	—	(585)	1

	~~W~~	28,613	26,286	88,362	83,402

19. Other Liabilities

Other liabilities as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Current
Advances received	~~W~~	5,457	9,902
Withholdings		105,727	25,034
Unearned revenue		26,886	19,870

	~~W~~	138,070	54,806

Non-current
Unearned revenue	~~W~~	9,777	15,264

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

20. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of September 30, 2019 and December 31, 2018 are as follows:

①	September 30, 2019

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets held for trading	~~W~~	151,393	—	151,393	—	151,393
Short-term financial instruments		5,236,108	—	5,236,108	—	5,236,108
Debt securities		8,050	—	—	8,050	8,050
Other marketable securities		60,934	—	—	60,934	60,934
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		1,041,112	752,493	—	288,619	1,041,112
Debt securities		1,728	—	—	1,728	1,728
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		1,048,877	—	—	—	—
Trade accounts and notes receivable		4,045,474	—	—	—	—
Debt securities		290,000	—	—	—	—
Other receivables		271,752	—	—	—	—
Cash deposits		1,274,830	—	—	—	—

	~~W~~	13,432,258	752,493	5,387,501	361,331	6,501,325

Financial liabilities
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable	~~W~~	998,668	—	—	—	—
Borrowings		4,842,226	—	5,088,296	—	5,088,296
Financial guarantee liabilities		52,856	—	—	—	—
Others		1,015,902	—	—	—	—

	~~W~~	6,909,652	—	5,088,296	—	5,088,296

(*1) Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates carrying amounts.

②	December 31, 2018

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets held for trading	~~W~~	1,265	—	1,265	—	1,265
Short-term financial instruments		5,776,407	—	5,776,407	—	5,776,407
Debt securities		8,050	—	—	8,050	8,050
Other marketable securities		61,701	—	—	61,701	61,701
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		1,104,092	874,772	—	229,320	1,104,092
Debt securities		1,638	—	—	1,638	1,638
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		259,219	—	—	—	—
Trade accounts and notes receivable		3,967,091	—	—	—	—
Other receivables		158,256	—	—	—	—
Cash deposits		1,248,747	—	—	—	—

	~~W~~	12,588,466	874,772	5,777,672	302,709	6,955,153

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	34,743	—	34,743	—	34,743
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		1,106,226	—	—	—	—
Borrowings		4,270,970	—	4,398,178	—	4,398,178
Financial guarantee liabilities		57,831	—	—	—	—
Others		1,206,529	—	—	—	—

	~~W~~	6,676,299	—	4,432,921	—	4,432,921

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates carrying amounts.

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of September 30, 2019. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
POSCO Maharashtra	Export-Import Bank of Korea	USD	180,000,000	216,234	18,000,000	21,623
Steel Private Limited	HSBC	USD	80,000,000	96,104	8,000,000	9,610
	DBS	USD	100,000,000	120,130	10,000,000	12,013
	SCB	USD	66,853,000	80,311	37,090,900	44,558
	ING	USD	50,000,000	60,065	50,000,000	60,065
	Citi	USD	30,000,000	36,039	3,000,000	3,604
POSCO ASSAN TST	SMBC	USD	62,527,500	75,114	56,274,750	67,603
STEEL INDUSTRY	ING	USD	60,000,000	72,078	54,000,000	64,870
	BNP	USD	24,000,000	28,831	21,600,000	25,948
POSCO Asia Co., Ltd.	BOC	USD	50,000,000	60,065	50,000,000	60,065
	Credit Agricole	USD	50,000,000	60,065	50,000,000	60,065
POSCO MEXICO S.A. DE C.V	SMBC	USD	30,000,000	36,039	30,000,000	36,039
	CITI BANAMEX	USD	30,000,000	36,039	30,000,000	36,039
	BOA	USD	20,000,000	24,026	20,000,000	24,026
	ANZ	USD	20,000,000	24,026	20,000,000	24,026
	Mizho	USD	20,000,000	24,026	20,000,000	24,026
POSCO SS VINA Co., Ltd.	Credit Agricole	USD	50,000,000	60,065	50,000,000	60,065
	HSBC	USD	100,000,000	120,130	100,000,000	120,130
	SMBC	USD	48,000,000	57,662	48,000,000	57,662
	Export-Import Bank of Korea	USD	1,941,250	2,332	1,663,928	1,999
	ANZ	USD	100,000,000	120,130	100,000,000	120,130
POSCO-VIETNAM Co., Ltd.	SMBC	USD	50,000,000	60,065	50,000,000	60,065
	Credit Agricole	USD	40,000,000	48,052	40,000,000	48,052
	BTMU	USD	26,000,000	31,234	26,000,000	31,234
	Citi	USD	20,000,000	24,026	20,000,000	24,026
	MIZUHO	USD	20,000,000	24,026	20,000,000	24,026
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	681,137	429,312,942	515,733
	SMBC	USD	140,000,000	168,182	106,165,348	127,537
	BTMU	USD	119,000,000	142,955	88,784,348	106,657
	SCB	USD	107,800,000	129,500	82,141,348	98,677
	MIZUHO	USD	105,000,000	126,137	78,339,130	94,109
	Credit Suisse AG	USD	91,000,000	109,318	67,893,913	81,561
	HSBC	USD	91,000,000	109,318	67,893,913	81,561
	ANZ	USD	73,500,000	88,295	56,550,565	67,934
	BOA	USD	35,000,000	42,046	26,113,043	31,370
	The Tokyo Star Bank, Ltd	USD	21,000,000	25,227	15,667,826	18,822
POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co.	THB	5,501,000,000	215,694	5,501,000,000	215,694
LLP POSUK Titanium	SMBC	USD	15,000,000	18,020	15,000,000	18,020
CSP—Compania	Export-Import Bank of Korea	USD	171,344,336	205,836	164,019,493	197,037
Siderurgica do Pecem	Santander	USD	44,322,524	53,245	42,194,220	50,688
	BNP	USD	44,322,524	53,245	42,194,220	50,688
	MIZUHO	USD	44,322,524	53,245	42,194,220	50,688
	Credit Agricole	USD	18,622,913	22,372	17,728,671	21,297
	SOCIETE GENERALE	USD	16,388,154	19,687	15,601,214	18,742
	KfW	USD	16,388,154	19,687	15,601,214	18,742
	BBVA Seoul	USD	18,622,913	22,372	17,728,671	21,297
	ING	USD	18,622,913	22,372	17,728,671	21,297
	BNDES	BRL	464,060,000	134,002	464,060,000	134,002
Nickel Mining Company SAS	SMBC	EUR	46,000,000	60,473	46,000,000	60,473

		USD	3,087,578,705	3,709,110	2,342,482,548	2,814,026
		EUR	46,000,000	60,473	46,000,000	60,473
		THB	5,501,000,000	215,694	5,501,000,000	215,694
		BRL	464,060,000	134,002	464,060,000	134,002

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

3)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2019 and 2018 were as follows:

①	For the nine-month period ended September 30, 2019

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income (*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	98,218	—	—	525	160,715	—	259,458	—
Financial assets at fair value through other comprehensive income		—	53,690	—	—	—	—	53,690	(41,974)
Financial assets measured at amortized cost		27,060	—	153,367	—	—	—	180,427	—
Financial liabilities at fair value through profit or loss		—	—	—	805	34,743	—	35,548	—
Financial liabilities measured at amortized cost		(114,716)	—	(260,504)	—	—	6,415	(368,805)	—

	~~W~~	10,562	53,690	(107,137)	1,330	195,458	6,415	160,318	(41,974)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~209,791 million for the nine-month period ended September 30, 2019.

②	For the nine-month period ended September 30, 2018

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income (*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	99,398	—	—	1,119	(1,160)	—	99,357	—
Financial assets at fair value through other comprehensive income		—	70,357	—	—	—	—	70,357	(20,130)
Financial assets measured at amortized cost		16,679	—	(21,812)	—	—	—	(5,133)	—
Financial liabilities at fair value through profit or loss		—	—	—	350	25,717	—	26,067	—
Financial liabilities measured at amortized cost		(104,052)	—	(99,361)	—	—	5,643	(197,770)	—

	~~W~~	12,025	70,357	(121,173)	1,469	24,557	5,643	(7,122)	(20,130)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~102,334 million for the nine-month period ended September 30, 2018.

4)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2019 and 2018 were as follows:

①	For the three-month period ended September 30, 2019

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income (*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	33,545	—	—	64	92,169	—	125,778	—
Financial assets at fair value through other comprehensive income		—	12,602	—	—	—	—	12,602	(67,564)
Financial assets measured at amortized cost		10,112	—	69,118	—	—	—	79,230	—
Financial liabilities at fair value through profit or loss		—	—	—	786	—	—	786	—
Financial liabilities measured at amortized cost		(41,127)	—	(137,661)	—	—	1,749	(177,039)	—

	~~W~~	2,530	12,602	(68,543)	850	92,169	1,749	41,357	(67,564)

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~21,850 million for the three-month period ended September 30, 2019.

②	For the three-month period ended September 30, 2018

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income (*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	34,760	—	—	130	(12,204)	—	22,686	—
Financial assets at fair value through other comprehensive income		—	2,466	—	—	—	—	2,466	36,148
Financial assets measured at amortized cost		7,643	—	(59,327)	—	—	—	(51,684)	—
Financial liabilities at fair value through profit or loss		—	—	—	350	(15,220)	—	(14,870)	—
Financial liabilities measured at amortized cost		(40,431)	—	31,056	—	—	1,401	(7,974)	—

	~~W~~	1,972	2,466	(28,271)	480	(27,424)	1,401	(49,376)	36,148

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~11,105 million for the three-month period ended September 30, 2018.

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2018.

21. Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2019 and December 31, 2018 are as follows:

(in Won, except per share information)	September 30, 2019		December 31, 2018
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2019, total number of ADRs of 35,339,236 are equivalent to 8,834,809 shares of common stock.
(*2)	As of September 30, 2019, the difference between the ending balance and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(b)	Capital surplus as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		796,623	784,047
Loss from merger		(6,441)	(91,310)
Loss on disposals of hybrid bonds		(1,787)	(1,787)

	~~W~~	1,252,220	1,154,775

22. Hybrid Bonds

Hybrid bonds classified as equity as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of Interest (%)	September 30, 2019		December 31, 2018
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

(*1)	Details of hybrid bonds as of September 30, 2019 are as follows:

Hybrid bond 1-2
Maturity	30 years (The Company has a right to extend the maturity)

Interest rate	Issue date ~ 2023-06-12 : 4.60%
Reset every 10 years as follows;
• After 10 years : return on government bond (10 years) + 1.40%
• After 10 years : additionally + 0.25% according to Step-up clauses
• After 30 years : additionally + 0.75%
Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of September 30, 2019 amounts to ~~W~~454 million.

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

23. Reserves

Reserves as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(240,772)	(207,191)

24. Treasury Shares

As of September 30, 2019, the Company holds 7,071,194 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

25. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2019		2018	2019	2018
Types of revenue
Sales of steel product	~~W~~	7,479,188	7,647,210	22,250,287	22,650,954
Transportation services		196,848	182,690	586,683	527,975
Others		59,859	75,608	191,250	192,314

	~~W~~	7,735,895	7,905,508	23,028,220	23,371,243

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	7,522,544	7,706,115	22,389,289	22,797,897
Revenue recognized over time		213,351	199,393	638,931	573,346

	~~W~~	7,735,895	7,905,508	23,028,220	23,371,243

(b)	Contract assets and liabilities

Details of contract assets and liabilities from contracts with customers as of September 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	September 30, 2019		December 31, 2018
Receivables
Account receivables	~~W~~	4,045,474	3,967,091
Contract assets
Account receivables		7,111	8,954
Contract liabilities
Advance received		5,457	9,902
Unearned income		36,663	34,480

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

26. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month period ended September 30			For the nine-month period ended September 30
	2019		2018	2019	2018
Wages and salaries	~~W~~	60,295	52,532	173,602	177,547
Expenses related to post-employment benefits		6,290	5,295	21,483	21,146
Other employee benefits		12,691	13,067	39,184	45,447
Travel		3,397	2,954	10,211	8,919
Depreciation		5,780	5,027	18,708	12,523
Amortization		9,163	7,438	27,451	21,778
Rental		12,155	13,233	30,607	39,409
Repairs		3,234	2,296	9,051	9,982
Advertising		17,637	17,086	50,540	67,377
Research & development		15,037	24,306	57,313	58,586
Service fees		40,239	45,406	122,966	129,928
Supplies expense		234	216	3,325	1,319
Vehicles maintenance		1,532	1,395	4,649	3,664
Industry association fee		1,202	772	3,833	3,926
Training		6,430	6,076	18,193	16,219
Conference		1,202	1,367	4,193	3,995
Others		6,540	6,885	24,179	27,070

	~~W~~	203,058	205,351	619,488	648,835

(b)	Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2019		2018	2019	2018
Freight and custody expenses (*1)	~~W~~	33,956	32,992	97,641	95,845
Operating expenses for distribution center		1,969	2,474	6,712	7,321
Sales commissions		18,973	20,065	56,404	51,555
Sales advertising		230	858	851	1,687
Sales promotion		896	1,450	3,157	3,875
Sample		187	191	732	950
Sales insurance premium		1,595	1,083	4,492	3,018

	~~W~~	57,806	59,113	169,989	164,251

(*1)

The Company identified the shipping services included in the contract with customers as a separate performance obligations, and as of December 31, 2018, expenses incurred for the delivery of shipping services had been reclassified from selling expenses to cost of sales. Meanwhile, in order to compare financial statements ended September 30, 2019 to those for the same period ended September 30, 2018, the company reclassified ~~W~~549,287 million of expense of shipping service to cost of sales for the nine-month period ended September 30, 2018. This reclassification does not affect the amount of net assets for the year ended December 31, 2018, and net income for the nine-month period ended September 30, 2018.

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

27. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2019		2018	2019	2018
Finance income
Interest income(*1)	~~W~~	43,657	42,403	125,278	116,077
Dividend income		34,452	13,571	263,481	172,691
Gain on foreign currency transactions		93,597	48,385	212,474	133,788
Gain on foreign currency translations		(7,322)	(24,730)	28,617	19,356
Gain on valuation of derivatives		90,961	(20,322)	193,749	32,726
Others		5,437	2,595	12,377	8,696

	~~W~~	260,782	61,902	835,976	483,334

Finance costs
Interest expenses	~~W~~	41,127	40,431	114,716	104,052
Loss on foreign currency transactions		61,415	55,069	151,220	146,448
Loss on foreign currency translations		93,403	(3,143)	197,008	127,869
Loss on valuation of derivatives		—	7,009	—	7,009
Others		1,629	807	2,923	2,744

	~~W~~	197,574	100,173	465,867	388,122

(*1)	Interest income calculated using the effective interest method for the nine-month period ended September 30, 2019 and 2018 were ~~W~~27,060 million and ~~W~~16,679 million, respectively.

28. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month period ended September 30			For the nine-month period ended September 30
	2019		2018	2019	2018
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	4,063	13,107	18,748	33,509
Gain on disposals of intangible assets		2	—	1,013	99,358
Gain on disposals of investment in subsidiaries, associates and joint ventures		3,496	1,294	4,689	1,294
Gain on disposals of assets held for sale		28,626	10	29,341	28
Reversal of other provisions		11,207	—	11,484	—
Gain on valuation of emission rights		—	—	25,440	—
Gain on disposals of emission rights		6,122	—	6,122	—
Others(*1)		17,642	20,566	31,161	82,001

	~~W~~	71,158	34,977	127,998	216,190

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	24,872	19,389	63,409	79,917
Impairment loss on property, plant and equipment		48,414	—	209,910	16,264
Impairment loss on investment in subsidiaries, associates and joint ventures		—	—	10,422	34,207
Donations		12,000	—	20,400	21,750
Loss on disposals of emission rights		56	—	56	—
Others(*2)		18,201	(109,135)	52,039	71,886

	~~W~~	103,543	(89,746)	356,236	224,024

(*1)

During the nine-month period ended September 30, 2018, the Company recognized ~~W~~55,306 million of tax refund other than corporate income tax due to the consequences of appeal to tax tribunal and claim for rectification against tax investigation as non-operating income.

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(*2)	During the nine-month period ended September 30, 2018, the Company recognized ~~W~~52,997 million of additional taxes imposed on value added tax related to imported LNG as non-operating expense.

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)	For the three-month period ended September 30			For the nine-month period ended September 30
	2019		2018	2019	2018
Changes in inventories(*1)	~~W~~	(14,341)	(43,149)	(12,660)	139,839
Raw materials and consumables used		4,779,807	4,470,784	13,798,396	12,972,651
Employee benefits expenses		466,011	434,498	1,334,671	1,336,688
Outsourced processing cost		602,538	579,169	1,829,634	1,752,291
Depreciation(*2)		536,324	529,065	1,608,237	1,578,971
Amortization		19,349	16,913	57,776	49,770
Electricity and water expenses		118,066	145,457	406,686	481,105
Service fees		61,267	69,029	186,129	193,217
Rental		17,858	18,518	44,427	55,944
Advertising		17,637	17,086	50,540	67,377
Freight and custody expenses		216,143	225,844	656,434	645,132
Sales commissions		18,973	20,065	56,404	51,555
Loss on disposals of property, plant and equipment		24,871	19,389	63,409	79,917
Impairment loss on property, plant and equipment		48,414	—	209,910	16,264
Impairment loss on investments in subsidiaries, associates and joint ventures		—	—	10,422	34,207
Other expenses		264,384	218,222	865,436	1,210,772

	~~W~~	7,177,301	6,720,890	21,165,851	20,665,700

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

30. Income Taxes

The effective tax rates of the Company for the nine-month periods ended September 30, 2019 and 2018 were 27.32% and 25.90%, respectively.

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

31. Earnings per Share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

(in Won, except share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2019		2018	2019	2018
Profit for the period	~~W~~	499,044,928,266	891,098,863,628	1,715,599,641,115	2,240,126,330,038
Interests of hybrid bonds, net of tax		(1,681,205,479)	(1,681,205,479)	(4,988,794,519)	(16,039,780,819)
Weighted-average number of common shares outstanding(*1)		80,115,641	80,000,982	80,113,124	80,000,428
Basic and diluted earnings per share	~~W~~	6,208	11,118	21,352	27,801

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(in share)	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2019	2018	2019	2018
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,071,194)	(7,185,853)	(7,073,711)	(7,186,407)

Weighted-average number of common shares outstanding	80,115,641	80,000,982	80,113,124	80,000,428

Since there were no potential shares of common stock which had dilutive effects as of September 30, 2019 and 2018, diluted earnings per share is equal to basic earnings per share.

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the nine-month periods ended September 30, 2019 and 2018 were as follows:

1)	For the nine-month period ended September 30, 2019

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,151	11,110	—	226,604	25	12,064
POSCO COATED & COLOR STEEL Co., Ltd.		354,046	1,942	95	—	13,595	586
POSCO ICT(*4)		2,213	4,990	—	226,456	26,235	131,522
eNtoB Corporation		11	66	231,896	28,678	72	18,443
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		289,090	30,298	389,598	12,396	236,114	3,084
POSCO ENERGY CO., LTD.(*5)		147,124	1,252	1,090	—	—	1,672
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		4,426,067	46,572	459,705	—	38,067	4,516
POSCO Thainox Public Company Limited		188,527	13,795	6,706	—	—	3
POSCO America Corporation		232,724	—	—	—	—	1,682
POSCO Canada Ltd.		340	751	245,123	—	—	—
POSCO Asia Co., Ltd.		1,300,580	975	323,203	72	1,484	5,093
Qingdao Pohang Stainless Steel Co., Ltd.		99,757	—	—	—	—	—
POSCO JAPAN Co., Ltd.		1,134,448	36	29,843	3,685	—	2,898
POSCO-VIETNAM Co., Ltd.		222,692	263	—	—	—	37
POSCO MEXICO S.A. DE C.V.		238,357	89	—	—	—	246
POSCO Maharashtra Steel Private Limited		513,467	266	—	—	—	256
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		81,829	1	2,189	—	—	—
POSCO VST CO., LTD.		217,034	—	—	—	—	62
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	285	514,751	—	—	—
Others		685,845	17,396	106,193	19,147	182,202	119,078

		10,139,302	130,087	2,310,392	517,038	497,794	301,242

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		412	70	2,009	183,351	12,994	16,430
SNNC		4,121	3,910	420,720	—	—	10
POSCO-SAMSUNG-Slovakia Processing Center		50,894	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	841,866	—	—	—
Others		11,830	107,865	43,088	—	—	—

		67,257	111,845	1,307,683	183,351	12,994	16,440

	~~W~~	10,206,559	241,932	3,618,075	700,389	510,788	317,682

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of September 30, 2019, the Company provided guarantees to related companies (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)

In addition to the above transactions, during the nine-month period ended September 30, 2019, the Company merged with Off-gas Power Station Business Sector of POSCO ENERGY CO.,Ltd. and disposed the LNG terminal business to the subsidary. (Note 8,35)

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

2)	For the nine-month period ended September 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	6,369	76	—	196,752	12	29,718
POSCO COATED & COLOR STEEL Co., Ltd.		356,527	2,724	—	—	6,869	1,276
POSCO ICT		1,972	7,475	—	204,736	24,754	139,216
eNtoB Corporation		9	60	264,079	18,832	217	20,548
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		302,031	28,457	395,063	17,218	234,193	1,271
POSCO ENERGY CO., LTD.		146,878	1,060	—	—	—	—
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		4,510,731	41,542	532,993	—	43,401	1,200
POSCO Thainox Public Company Limited		215,188	5,249	8,508	—	—	—
POSCO America Corporation		231,452	—	—	—	—	1,715
POSCO Canada Ltd.		190	1,234	197,650	—	—	—
POSCO Asia Co., Ltd.		1,412,737	189	430,584	556	1,876	2,866
Qingdao Pohang Stainless Steel Co., Ltd.		134,544	7	—	—	—	34
POSCO JAPAN Co., Ltd.		1,056,147	6	18,655	2,528	—	2,574
POSCO-VIETNAM Co., Ltd.		220,718	71	—	—	—	8
POSCO MEXICO S.A. DE C.V.		220,900	59	—	—	—	35
POSCO Maharashtra Steel Private Limited		423,802	490	—	—	—	115
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		165,483	—	1,111	—	—	5
POSCO VST CO., LTD.		224,298	1	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	136	170,716	—	—	—
Others		671,217	36,323	115,059	15,708	193,469	95,559

		10,302,193	125,159	2,134,418	456,330	504,791	296,140

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		9,275	144	2,340	119,442	17,299	5,397
SNNC		3,784	799	384,903	—	—	5
POSCO-SAMSUNG-Slovakia Processing Center		56,357	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	602,687	—	—	—
Others		8,557	53,013	54,996	—	—	5

		77,973	53,956	1,044,926	119,442	17,299	5,407

	~~W~~	10,380,166	179,115	3,179,344	575,772	522,090	301,547

(b)	Significant transactions with related companies for the three-month periods ended September 30, 2019 and 2018 were as follows:

1)	For the three-month period ended September 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	1,543	21	—	87,255	4	6,831
POSCO COATED & COLOR STEEL Co., Ltd.		120,638	235	95	—	5,911	95
POSCO ICT		704	1	—	77,639	9,180	42,684
eNtoB Corporation		4	6	72,320	11,742	13	5,012
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		91,297	5,169	134,299	4,818	79,731	1,074
POSCO ENERGY CO., LTD.		40,522	628	1,090	—	—	1,610
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		1,584,691	—	129,661	—	12,030	1,947
POSCO Thainox Public Company Limited		68,495	120	2,973	—	—	—
POSCO America Corporation		48,207	—	—	—	—	1,643
POSCO Canada Ltd.		—	147	93,231	—	—	—
POSCO Asia Co., Ltd.		438,809	390	74,772	72	497	2,297
Qingdao Pohang Stainless Steel Co., Ltd.		40,347	—	—	—	—	—
POSCO JAPAN Co., Ltd.		378,091	36	8,290	664	—	1,411
POSCO-VIETNAM Co., Ltd.		81,157	82	—	—	—	—
POSCO MEXICO S.A. DE C.V.		84,591	58	—	—	—	241
POSCO Maharashtra Steel Private Limited		179,859	79	—	—	—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		38,516	1	708	—	—	—
POSCO VST CO., LTD.		80,009	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	105	192,541	—	—	—
Others		260,530	2,836	25,138	8,575	48,620	58,287

		3,538,010	9,914	735,118	190,765	155,986	123,132

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		229	5	610	72,737	3,668	7,068
SNNC		1,374	530	176,094	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		19,130	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	359,018	—	—	—
Others		4,845	21,828	15,961	—	—	—

		25,578	22,363	551,683	72,737	3,668	7,068

	~~W~~	3,563,588	32,277	1,286,801	263,502	159,654	130,200

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

2)	For the three-month period ended September 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	1,402	13	—	57,027	3	6,513
POSCO COATED & COLOR STEEL Co., Ltd.		129,328	—	—	—	2,651	612
POSCO ICT		653	—	—	67,368	8,581	44,048
eNtoB Corporation		4	—	88,165	10,485	159	8,256
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		101,449	5,376	135,439	1,240	78,643	670
POSCO ENERGY CO., LTD.		50,970	358	—	—	—	—
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		1,618,711	2,683	189,376	—	14,023	525
POSCO Thainox Public Company Limited		74,564	—	3,056	—	—	—
POSCO America Corporation		96,316	—	—	—	—	768
POSCO Canada Ltd.		—	352	69,486	—	—	—
POSCO Asia Co., Ltd.		460,938	27	194,209	21	551	982
Qingdao Pohang Stainless Steel Co., Ltd.		47,367	—	—	—	—	29
POSCO JAPAN Co., Ltd.		362,715	—	6,938	819	—	1,081
POSCO-VIETNAM Co., Ltd.		56,802	50	—	—	—	—
POSCO MEXICO S.A. DE C.V.		74,511	22	—	—	—	35
POSCO Maharashtra Steel Private Limited		154,893	141	—	—	—	29
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		53,227	—	1,111	—	—	—
POSCO VST CO., LTD.		75,222	1	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	93	70,474	—	—	—
Others		242,439	15,826	69,675	4,694	64,998	32,635

		3,601,511	24,942	827,929	141,654	169,609	96,183

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		4,007	36	708	43,867	6,790	614
SNNC		1,317	197	141,893	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		27,844	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	193,872	—	—	—
Others		3,450	7,885	19,173	—	—	—

		36,618	8,118	355,646	43,867	6,790	614

	~~W~~	3,638,129	33,060	1,183,575	185,521	176,399	96,797

(c)	The related account balances of significant transactions with related companies as of September 30, 2019 and December 31, 2018 are as follows:

1)	September 30, 2019

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	1	4,813	4,814	—	43,963	437	44,400
POSCO COATED & COLOR STEEL Co., Ltd.		62,960	275	63,235	10	—	2,809	2,819
POSCO ICT		—	167	167	1,306	62,134	39,846	103,286
eNtoB Corporation		—	—	—	4,316	36,982	5	41,303
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		31,109	4,036	35,145	17,932	53,854	19,180	90,966
POSCO ENERGY CO., LTD.		1,221	8,792	10,013	—	124,169	4,324	128,493
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		593,425	197	593,622	249	2,418	3,949	6,616
POSCO Thainox Public Company Limited		41,333	2	41,335	—	—	—	—
POSCO America Corporation		7,170	—	7,170	—	285	—	285
POSCO Asia Co., Ltd.		463,308	1,333	464,641	11,811	—	—	11,811
Qingdao Pohang Stainless Steel Co., Ltd.		30,935	—	30,935	—	—	—	—
POSCO MEXICO S.A. DE C.V.		115,927	1,260	117,187	—	99	—	99
POSCO Maharashtra Steel Private Limited		277,304	1,523	278,827	—	—	—	—
Others(*1)		454,764	48,169	502,933	69,851	35,317	88,212	193,380

		2,079,457	70,567	2,150,024	105,475	359,221	158,762	623,458

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		—	2	2	1,299	23,884	—	25,183
SNNC		271	71	342	37,679	—	—	37,679
Roy Hill Holdings Pty Ltd		—	—	—	53,017	—	—	53,017
Others		959	38,350	39,309	355	76	—	431

		1,230	38,423	39,653	92,350	23,960	—	116,310

	~~W~~	2,080,687	108,990	2,189,677	197,825	383,181	158,762	739,768

(*1)

During the year ended December 31, 2018, the Company made loans of ~~W~~2,950 million to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company. As of September 30, 2019, corresponding amounts of those loans were recorded as allowance for doubtful accounts.

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

2)	December 31, 2018

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	57	5,181	5,238	—	52,775	438	53,213
POSCO COATED & COLOR STEEL Co., Ltd.		55,598	317	55,915	—	25	1,194	1,219
POSCO ICT		—	229	229	1,572	112,960	8,717	123,249
eNtoB Corporation		—	—	—	10,860	22,072	11	32,943
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		40,258	3,883	44,141	19,911	58,725	19,012	97,648
POSCO ENERGY CO., LTD.		22,163	1,700	23,863	—	—	1,425	1,425
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		437,554	1,056	438,610	161	1,881	5,304	7,346
POSCO Thainox Public Company Limited		71,189	—	71,189	467	71	—	538
POSCO America Corporation		14,338	—	14,338	—	221	—	221
POSCO Asia Co., Ltd.		480,205	1,047	481,252	7,839	—	—	7,839
Qingdao Pohang Stainless Steel Co., Ltd.		52,037	—	52,037	—	—	—	—
POSCO MEXICO S.A. DE C.V.		101,179	218	101,397	—	—	—	—
POSCO Maharashtra Steel Private Limited		390,413	1,428	391,841	—	—	—	—
Others		379,950	54,407	434,357	33,183	36,591	85,745	155,519

		2,044,941	69,466	2,114,407	73,993	285,321	121,846	481,160

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		249	10	259	3,275	34,803	—	38,078
SNNC		541	61	602	22,188	—	—	22,188
Roy Hill Holdings Pty Ltd		—	—	—	22,997	—	—	22,997
Others		918	910	1,828	217	76	—	293

		1,708	981	2,689	48,677	34,879	—	83,556

	~~W~~	2,046,649	70,447	2,117,096	122,670	320,200	121,846	564,716

(d)	For the nine-month periods ended September 30, 2019 and 2018, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2019		September 30, 2018
Short-term benefits	~~W~~	36,012	34,403
Long-term benefits		4,538	4,629
Retirement benefits		7,998	9,357

	~~W~~	48,548	48,389

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

33. Commitments and Contingencies

(a)	Commitments

1)

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2019, 93 million tons of iron ore and 12 million tons of coal remained to be purchased under such long-term contracts.

2)

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

3)

The Company entered into consecutive voyage charter (CVC) contract for transportation of raw materials. As of September 30, 2019, there are 39 vessels under contract and the average remaining contract period is about 10 years.

43

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

4)

As of September 30, 2019, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2019, the ending balance of the borrowing amounts to USD 1.02 million.

5)

The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

6)	The Company provides a supplementary fund of up to ~~W~~9.8 billion to the Company’s subsidiary, Busan E&E Co,. Ltd., at the request of creditors such as the Korea Development Bank.

7)

The company provides a supplementary funding for the purpose of promoting the Suncheon Bay PRT business of Suncheon Eco Trans Co., Ltd., a subsidiary of the Company, at the request of creditors. On November 2018, creditors sued the Company for subrogation based on a supplemental funding agreement.

(b)	As of September 30, 2019, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 28 lawsuits, including claim for employee right aggregating to ~~W~~168.7 billion as defendant as of September 30, 2019, which arise from the ordinary course of business. The Company has recognized provisions amounting to ~~W~~2.1 billion for one of 28 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company does not believe it has a present obligation as of September 30, 2019.

44

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month periods ended September 30, 2019 and 2018 were as follows:

(in millions of Won)	September 30, 2019		September 30, 2018
Trade accounts and notes receivable, net	~~W~~	(20,168)	(647,385)
Other accounts receivable		(187,091)	3,150
Inventories		(21,600)	14,988
Prepaid expenses		(18,765)	(17,341)
Other current assets		(477)	2,956
Long-term guarantee deposits		(299)	65
Other non-current assets		1,182	767
Trade accounts and notes payable		(129,738)	(35,246)
Other accounts payable		806	(47,827)
Accrued expenses		(25,224)	2,492
Advances received		(1,250)	(482)
Withholdings		80,571	6,478
Unearned revenue		2,280	8,334
Other current liabilities		(21,827)	(9,330)
Payments of severance benefits		(61,890)	(108,487)
Plan assets		42,819	41,052
Other non-current liabilities		(3,097)	(2)

	~~W~~	(363,768)	(785,818)

35. Business combination

(a)	Overview of the business combination

The Company merged with POSCO Processing & Service and Off-gas Power Station Business Sector of POSCO ENERGY CO., Ltd. for the nine-month period ended September 30, 2019. The purpose of the business combination is to promote management efficiency and to enhance shareholder value based on synergy between businesses.

	POSCO Processing & Service	POSCO ENERGY CO., Ltd. Off-gas Power Station Business Sector
Decision date of Board of Directors	2018.11.3	2019.4.12
Acquisition date	2019.1.1	2019.9.1

45

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2019

(Unaudited)

(b)	Accounting policies for business combinations

Since the merger between the controlling company and its subsidiaries, the assets acquired and liabilities assumed through the merger are measured at book value in the consolidated financial statements of the Company. The difference between considerations transferred and the book value of net assets recognized is reflected in capital surplus.

(in millions of Won)	POSCO Processing & Service		POSCO ENERGY CO., Ltd. Off-gas Power Station Business Sector
Transfer price
Book value of existing ownership interest	~~W~~	385,995
Treasury stock		37,001
Cash		36	1,156,953

		423,032	1,156,953

Identifiable assets, acquired liabilities
Cash and cash equivalents		2,207
Account receivable		—	37,779
Other financial assets		39,670
Inventories		—	6,585
Investment properties		41,220
Property, plant and equipment		—	804,706
Investments in subsidiaries, associates and joint ventures		740,211
Other assets		9,962	2,418
Account payable		—	(19,941)
Other liabilities		(1,748)	(874)

Identifiable net assets		831,522	830,673

Capital surplus arising from business combination
Increase in capital surplus	~~W~~	408,490	(326,280)

36. Events after the reporting period

(a)	Pursuant to the resolution of the Board of Directors on November 1, 2019, the Company decided to pay interim cash dividends of ~~W~~2,000 per common share (total dividend: ~~W~~160.2 billion).

(b)

On October 16, 2019, the Company issued unguaranteed Korea won bond 310-1, 310-2 and 310-3 with par value of ~~W~~610,000 million, ~~W~~190,000 million and ~~W~~200,000 million, respectively. Maturity of the bonds is October 14, 2022 and October 16, 2024 and October 16, 2029, respectively. Also, the Company issued a non-guaranteed senior dollar bond with par value of USD 500 million on November 12, 2019. Maturity of the bond is November 12, 2022.

46